Exhibit 99.1

Execution Version

NEW GOLD INC.
as Borrower

and

THE BANK OF NOVA SCOTIA AND RBC CAPITAL MARKETS
as Co-Lead Arrangers and Joint Book Runners

and

THE BANK OF NOVA SCOTIA
as Administrative Agent

and

ROYAL BANK OF CANADA
as Syndication Agent

and

BANK OF AMERICA, N.A., CANADA BRANCH,
THE TORONTO-DOMINION BANK and
CANADIAN IMPERIAL BANK OF COMMERCE
as Co-Documentation Agents

and

THE BANK OF NOVA SCOTIA, ROYAL BANK OF CANADA,
JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, THE TORONTO-DOMINION
BANK, CANADIAN IMPERIAL BANK OF COMMERCE,
BANK OF MONTREAL, BANK OF AMERICA, N.A., CANADA BRANCH
and NATIONAL BANK OF CANADA
as Lenders

EXPORT DEVELOPMENT CANADA
as Exiting Lender

SECOND AMENDED AND RESTATED CREDIT AGREEMENT

Dated as of  October 9, 2020

Fasken Martineau DuMoulin LLP
Toronto, Ontario

Page

ARTICLE 1 INTERPRETATION		1

1.1	Defined Terms	1
1.2	Other Usages	40
1.3	Plural and Singular	40
1.4	Headings	40
1.5	Currency	40
1.6	Applicable Law	40
1.7	Time of the Essence	41
1.8	Non Banking Days	41
1.9	Consents and Approvals	41
1.10	Amount of Credit	41
1.11	Schedules	42
1.12	Extension of Credit	42
1.13	Rule of Construction	42
1.14	Accounting Terms – GAAP	42
1.15	Paramountcy	42
1.16	Change in Accounting Polices	42
1.17	Successors and Permitted Assigns of Parties	43
1.18	Meaning of Include	43
1.19	Amendment and Restatement	43

ARTICLE 2 CREDIT FACILITY		43

2.1	Establishment of Credit Facility	43
2.2	Lenders’ Commitments	43
2.3	Reduction of Credit Facility	44
2.4	Termination of Credit Facility	44

ARTICLE 3 GENERAL PROVISIONS RELATING TO CREDITS		44

3.1	Types of Credit Availments	44
3.2	Funding of Loans	45
3.3	Failure of Lender to Fund Loan	45
3.4	Funding of Bankers’ Acceptances	46
3.5	BA Rate Loans	48
3.6	Timing of Credit Availments	49
3.7	Inability to Fund U.S. Dollar Advances in Canada	49
3.8	Time and Place of Payments	50
3.9	Remittance of Payments	50
3.10	Evidence of Indebtedness	51
3.11	Notice Periods	51
3.12	General Provisions Relating to All Letters	51
3.13	Administrative Agent’s Discretion to Allocate	53

(continued)

Page

3.14	Cost of Funds	54
3.15	Effect of Benchmark Discontinuance Event	54

ARTICLE 4 DRAWDOWNS		55

4.1	Drawdown Notice	55
4.2	Subsidiary Reimbursement Covenant	56

ARTICLE 5 ROLLOVERS		56

5.1	Bankers’ Acceptances	56
5.2	LIBOR Loans	56
5.3	Rollover Notice	56
5.4	Absence of Notice	57

ARTICLE 6 CONVERSIONS		57

6.1	Converting Loan to Other Type of Loan	57
6.2	Converting Loan to Bankers’ Acceptances	57
6.3	Converting Bankers’ Acceptances to Loan	58
6.4	Conversion Notice	58
6.5	Conversion by Lenders	58

ARTICLE 7 INTEREST AND FEES		59

7.1	Interest Rates	59
7.2	Calculation and Payment of Interest	59
7.3	General Interest Rules	60
7.4	Selection of Interest Periods	60
7.5	Standby Fee	61
7.6	Letter Fees	61
7.7	Acceptance Fees	61
7.8	Applicable Rate Adjustment	61

ARTICLE 8 RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS		62

8.1	Conditions of Credit	62
8.2	Change of Circumstances	62
8.3	Failure to Fund as a Result of Change of Circumstances	65
8.4	Indemnity Relating to Credits	65
8.5	Indemnity for Transactional and Environmental Liability	66
8.6	Gross-Up for Taxes	67

ARTICLE 9 REPAYMENTS AND PREPAYMENTS		71

9.1	Repayment of Credit Facility	71
9.2	Voluntary Prepayments under a Credit Facility	71

(continued)

Page

9.3	Mandatory Prepayments	71
9.4	Prepayment Notice	71
9.5	Reimbursement or Conversion on Presentation of Letters	72
9.6	Letters Subject to an Adverse Order	73
9.7	Currency of Repayment	73
9.8	Repayment of Credit Excess	74
9.9	Extension of Maturity Date	74

ARTICLE 10 REPRESENTATIONS AND WARRANTIES		76

10.1	Representations and Warranties	76
10.2	Survival of Representations and Warranties	83

ARTICLE 11 COVENANTS		83

11.1	Affirmative Covenants	83
11.2	Restrictive Covenants	90
11.3	Performance of Covenants by Administrative Agent	95

ARTICLE 12 CONDITIONS PRECEDENT TO OBTAINING CREDIT		95

12.1	Conditions Precedent to All Credit	95
12.2	Conditions Precedent to Effectiveness of this Agreement	95
12.3	Waiver	97
12.4	Existing Letters	97

ARTICLE 13 DEFAULT AND REMEDIES		97

13.1	Events of Default	97
13.2	Refund of Overpayments	101
13.3	Remedies Cumulative	102
13.4	Set-Off	102

ARTICLE 14 THE ADMINISTRATIVE AGENT		102

14.1	Appointment and Authorization of Administrative Agent	102
14.2	Interest Holders	103
14.3	Consultation with Counsel	103
14.4	Documents	103
14.5	Administrative Agent as Lender	103
14.6	Responsibility of Administrative Agent	103
14.7	Action by Administrative Agent	104
14.8	Notice of Events of Default	104
14.9	Responsibility Disclaimed	104
14.10	Indemnification	105
14.11	Credit Decision	105
14.12	Successor Administrative Agent	105

(continued)

Page

14.13	Delegation by Administrative Agent	106
14.14	Waivers and Amendments	106
14.15	Determination by Administrative Agent Conclusive and Binding	110
14.16	Adjustments among Lenders after Acceleration	110
14.17	Redistribution of Payment	111
14.18	Distribution of Notices	112
14.19	Decision to Enforce Security	112
14.20	Enforcement	112
14.21	Application of Cash Proceeds of Realization	112
14.22	Security Documents	113
14.23	Entering into Contracts	113
14.24	Discharge of Security	114
14.25	Determination of Exposures	114
14.26	Real Property Security	115

ARTICLE 15 GUARANTEE		116

15.1	Guarantee	116
15.2	Nature of Guarantee	116
15.3	Liability Not Lessened or Limited	116
15.4	Administrative Agent not Bound to Exhaust Recourse	118
15.5	Enforcement	118
15.6	Guarantee in Addition to Other Security	118
15.7	Reinstatement	118
15.8	Waiver of Notice, etc.	118
15.9	Subrogation Rights	118
15.10	Advances After Certain Events	119
15.11	Indemnity	119

ARTICLE 16 MISCELLANEOUS		120

16.1	Notices	120
16.2	Severability	120
16.3	Counterparts; Electronic Execution	120
16.4	Successors and Assigns	120
16.5	Assignment	121
16.6	Survival	122
16.7	Judgment Currency	123
16.8	Confidentiality	124
16.9	AML Laws	124
16.10	USA Patriot Act	125
16.11	Confirmation of Security	125
16.12	Further Assurances	126
16.13	Exiting Lender	126

(continued)

Page

16.14	Entire Agreement	126
16.15	Acknowledgement Regarding Any Supported QFCs	126
SCHEDULE A LENDERS AND INDIVIDUAL COMMITMENTS		2
SCHEDULE B COMPLIANCE CERTIFICATE		1
SCHEDULE C FORM OF ASSIGNMENT		1
SCHEDULE D FORM OF DRAWDOWN NOTICE		1
SCHEDULE E FORM OF ROLLOVER NOTICE		1
SCHEDULE F FORM OF CONVERSION NOTICE		1
SCHEDULE G CORPORATE CHART		3
SCHEDULE H LIENS OF MATERIAL PROPERTIES		4
SCHEDULE I APPLICABLE RATES		5
SCHEDULE J [INTENTIONALLY DELETED]		6
SCHEDULE K SECURITY DOCUMENTS		1
SCHEDULE L QUALIFIED AFFILIATE INSTRUMENT OF ADHESION		1
SCHEDULE M REIMBURSEMENT INSTRUMENT		1
SCHEDULE N EXISTING LETTERS OF CREDIT		1

SECOND AMENDED AND RESTATED CREDIT AGREEMENT dated as of October 9, 2020 among New Gold Inc., a corporation incorporated under the laws of British Columbia (the “Borrower”), the lending institutions from time to time parties hereto as Lenders (each a “Lender” and, collectively, the “Lenders”) and The Bank of Nova Scotia, as Administrative Agent and Export Development Canada, as exiting lender;

WHEREAS pursuant to a credit agreement (the “Original Credit Agreement”) dated August 14, 2014 between New Gold Inc., as borrower, The Bank of Nova Scotia, as Administrative Agent, and the Lenders party thereto, such Lenders established the Credit Facility (as defined therein) in favour of New Gold Inc.;

AND WHEREAS the parties amended and restated the Original Credit Agreement on October 30, 2018 (the “Existing Credit Agreement”);

AND WHEREAS the parties hereto wish to further amend and restate the Existing Credit Agreement on the terms and conditions set forth herein for the purpose of, inter alia, extending the Maturity Date;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                          Defined Terms

The following defined terms shall for all purposes of this agreement, or any amendment, substitution, supplement, replacement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

“$” denotes U.S. dollars.

“2017 Note Indenture” means the note indenture entered into in 2017 among the Borrower, as issuer, the 2017 Senior Note Guarantors, as guarantors and the 2017 Senior Note Trustee, as trustee, and pursuant to which the 2017 Senior Notes were issued.

“2017 Senior Note Guarantee” means a guarantee guaranteeing payment of the 2017 Senior Notes.

“2017 Senior Note Guarantors” means each Person guaranteeing the 2017 Senior Notes pursuant to the 2017 Note Indenture.

“2017 Senior Note Trustee” means the trustee under the 2017 Note Indenture.

“2017 Senior Notes” means the senior unsecured notes issued by the Borrower pursuant to the 2017 Note Indenture in the aggregate principal amount of $300,000,000 which will mature May 15, 2025.

“2020 Note Indenture” means the note indenture among the Borrower, as issuer, the 2020 Senior Note Guarantors, as guarantors, and the 2020 Senior Note Trustee, as trustee, and pursuant to which the 2020 Senior Notes were issued.

“2020 Senior Note Guarantee” means a guarantee guaranteeing payment of the 2020 Senior Notes.

“2020 Senior Note Guarantors” means each Person guaranteeing the 2020 Senior Notes pursuant to the 2020 Note Indenture.

“2020 Senior Note Trustee” means the trustee under the 2020 Note Indenture.

“2020 Senior Notes” means the senior unsecured notes issued by the Borrower pursuant to the 2020 Note Indenture in the aggregate principal amount of $400,000,000 which will mature on July 15, 2027.

“Acquisition” means:

(a)	if the acquisition is a share purchase, the Borrower shall Control the entity being acquired immediately following the completion of such acquisition; but not before or

(b)	if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division or unit of the vendor) are being acquired.

“Additional 2017 Senior Note Guarantor” means any direct or indirect Subsidiary of the Borrower who is not a Guarantor prior to May 3, 2017 who becomes a guarantor of the 2017 Senior Notes after May 3, 2017.

“Additional 2020 Senior Note Guarantor” means any direct or indirect Subsidiary of the Borrower who is not a Guarantor prior to June 24, 2020 who subsequently becomes a guarantor of the 2020 Senior Notes after June 24, 2020.

“Additional Guarantor” means any direct or indirect Subsidiary of the Borrower which has become a Guarantor pursuant to Section 11.1(t).

“Additional Senior Note Guarantors” means the Additional 2020 Senior Note Guarantors and the Additional 2017 Senior Note Guarantors and “Additional Senior Note Guarantor” means any of the Additional Senior Note Guarantors.

“Adjusted Cash” means, at any particular time, the aggregate Cash and Cash Equivalents of the Borrower calculated on a consolidated basis less the aggregate of all cash and Cash Equivalents owned by the Excluded Subsidiaries at such time.

“Administration” means, in relation to a Lender, the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official by a government or government mandated supervisory authority or regulator under or based on the law in the country where such Lender is subject to home jurisdiction supervision if Applicable Law requires that such appointment not to be publicly disclosed.

“Administrative Agent” means The Bank of Nova Scotia, in its capacity as administrative agent of the Finance Parties, and any successor thereto pursuant to Section 14.12.

“Adverse Order” means an order, judgment, injunction or other determination restricting payment by any Issuing Lender under or in accordance with a Letter or extending such Issuing Lender’s liability beyond the expiration date stated therein.

“Affiliate” means an affiliated body corporate and, for the purposes of this agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, “body corporate” shall include a bank.

“Agent Fee Letter” means the agent fee letter dated August 14, 2014 between the Borrower and The Bank of Nova Scotia, as the same may be amended, modified, supplemented or replaced from time to time.

“Alternate Base Rate Canada” means, at any particular time, the variable rate of interest per annum, calculated on the basis of a year of 365 or 366 days, as the case may be, which is equal to the greater of (a) the Base Rate Canada at such time and (b) the aggregate of (i) the Federal Funds Effective Rate at such time and (ii) ½ of 1% per annum.

“Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, request, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Official Body, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person.

“Applicable Rate” means, for a particular Fiscal Quarter, the rate per annum used to determine the interest rate on various types of Loans, the rate used to calculate standby fees pursuant to Section 7.5, the rate used to calculate Letter fees pursuant to Section 7.6 or the rate used to calculate acceptance fees pursuant to Section 7.7, in each case by reference to the range in which the Net Leverage Ratio for the relevant period falls as set forth in Schedule I hereto, provided that (i) changes in the Applicable Rate shall be effective as set forth in Section 7.8, (ii) changes in the Applicable Rate shall apply, as at the effective dates of such changes, to Bankers’ Acceptances, BA Rate Loans and LIBOR Loans outstanding on such dates, but only for those portions of applicable terms or Interest Periods, as the case may be, falling within those times during which the changes in the Applicable Rate are effective, as provided above.

“Approval” means an approval, authorization, license, permit, consent, filing or registration granted by, or made with, any Official Body or any other Person having legal or regulatory jurisdiction.

“Approved Investment Policy” means the Investment Policy of the Borrower as it may be amended, supplemented or otherwise modified from time to time by the Board of Directors of the Borrower.

“Approved Investments” means Investments made in accordance with the Approved Investment Policy and Approved Unrestricted Investments;

“Approved Unrestricted Investments” means (i) any Investments made with cash received by the Borrower from the exercise of any warrants or employee stock options; (ii) additional Investments made pursuant to Section 11.2(k)(vi) of this Agreement; and (iii) any Investments made with the proceeds or distributions of any Approved Unrestricted Investments.

“Arranger Fee Letter” means the co-lead arranger fee letter dated the date hereof between the Borrower, The Bank of Nova Scotia and Royal Bank of Canada as the same may be amended, modified, supplemented or replaced from time to time.

“Available Credit” means, at any particular time, the amount, if any, by which the amount of the Credit Facility at such time exceeds the amount of credit outstanding under the Credit Facility at such time.

“BA Discounted Proceeds” means, in respect of any Bankers’ Acceptances to be accepted by a Lender on any day, an amount (rounded to the nearest whole cent and with one-half of one cent being rounded up) calculated on such day by multiplying:

(a)	the aggregate face amount of such Bankers’ Acceptances; by

(b)	the amount determined by dividing one by the sum of one plus the product of:

(i)	the BA Rate which is applicable to such Bankers’ Acceptance (expressed as a decimal); and

(ii)	a fraction, the numerator of which is the number of days remaining in the term of such Bankers’ Acceptances and the denominator of which is 365;

with the amount as so determined being rounded up or down to the fifth decimal place and .000005 being rounded up.

“BA Proceeds” means, with respect to a particular Bankers’ Acceptance, the BA Discounted Proceeds with respect thereto less the aggregate amount of the acceptance fees in respect of such Bankers’ Acceptance calculated in accordance with Section 7.7.

“BA Rate” means:

(a)
with respect to an issue of Bankers’ Acceptances with the same maturity date to be accepted by a Schedule I Lender hereunder, the discount rate per annum, calculated on the basis of a year of 365 days, (i) equal to, as determined by the Administrative Agent, the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates that appear on the Reuters Screen CDOR Page at or about 10:00 a.m. (Toronto time) on the date of issue and acceptance of such Bankers’ Acceptances, for bankers’ acceptances having a comparable face value and an identical maturity date to the face value and maturity date of such issue of Bankers’ Acceptances or (ii) if such Page does not appear, the discount rate per annum, calculated on the basis of a year of 365 days, determined by the Administrative Agent as being the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates of the Schedule I Reference Lenders determined in accordance with their normal practices at or about 10:00 a.m. (Toronto time) on the date of issue and acceptance of such Bankers’ Acceptances, for bankers’ acceptances having a comparable face value and an identical maturity date to the face value and maturity date of such issue of Bankers’ Acceptances; and

(b)
with respect to an issue of Bankers’ Acceptances with the same maturity date to be accepted by a Schedule II or III Lender hereunder, the lesser of (i) the discount rate per annum, calculated on the basis of a year of 365 days, determined by the Administrative Agent as being the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates of the Schedule II and III Reference Lenders determined in accordance with their normal practices at or about 10:00 a.m. (Toronto time) on the date of issue and acceptance of such Bankers’ Acceptances, for bankers’ acceptances having a comparable face value and an identical maturity date to the face value and maturity date of such issue of Bankers’ Acceptances and (ii) the BA Rate with respect to an issue of Bankers’ Acceptances with the same maturity date to be accepted by a Schedule I Lender hereunder plus 0.1% per annum.

If at any time the BA Rate is less than zero, the BA Rate shall be deemed to be equal to zero.

“BA Rate Loan” shall have the meaning ascribed thereto in Section 3.5.

“Bankers’ Acceptance” means a bill of exchange subject to the Bills of Exchange Act (Canada) or a depository bill subject to the Depository Bills and Notes Act (Canada) (a) drawn by a Borrower and accepted by a Lender, (b) denominated in Canadian dollars, (c) having a term to maturity of 30 to 180 days and that corresponds to the term of an Interest Period (subject to availability and the right of the Administrative Agent, in its discretion, to restrict the term or maturity dates applicable to Bankers’ Acceptances), (d) issued and payable only in Canada and (e) having a face amount of not less than CDN$1,000,000 or an integral multiple of CDN$1,000 in excess thereof.

“Banking Day” means (x) any day, other than Saturday and Sunday, on which banks generally are open for business in Toronto, Ontario and New York, New York and (y) when used in respect of LIBOR Loans, means any such day which is also a day on which banks generally are open for business in London, England and on which transactions can be carried on in the London interbank market.

“Base Rate Canada” means the variable rate of interest per annum determined by the Administrative Agent from time to time as its base rate for United States dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent, calculated on the basis of a year of 365 or 366 days, as the case may be.  If at any time the Base Rate Canada is less than zero, the Base Rate Canada shall be deemed to be equal to zero.

“Base Rate Canada Loan” means monies lent by the Lenders to the Borrower hereunder in United States dollars and upon which interest accrues at a rate referable to the Alternate Base Rate Canada.

“Benchmark Replacement” means the sum of: (a) the alternate benchmark rate (which may include Term SOFR) that has been selected by the Administrative Agent and the Borrower giving due consideration to (i) any selection or recommendation of a replacement rate or the mechanism for determining such a rate by the relevant Official Body or (ii) any evolving or then-prevailing market convention for determining a rate of interest as a replacement to LIBOR for U.S. Dollar-denominated syndicated credit facilities and (b) the Benchmark Replacement Adjustment; provided that, if the Benchmark Replacement as so determined would be less than zero, the Benchmark Replacement will be deemed to be zero for the purposes of this Agreement.

“Benchmark Replacement Adjustment” means, with respect to any replacement of LIBOR with an Unadjusted Benchmark Replacement for each applicable Interest Period, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of LIBOR with the applicable Unadjusted Benchmark Replacement by the relevant Official Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of LIBOR with the applicable Unadjusted Benchmark Replacement for U.S. Dollar-denominated syndicated credit facilities at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest and other administrative matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of the Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement).

“Benchmark Replacement Date” means the earlier to occur of the following events with respect to LIBOR:

(a)
in the case of (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of LIBOR permanently or indefinitely ceases to provide LIBOR; or

(b)	in the case of clause (c) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to LIBOR:

(a)
a public statement or publication of information by or on behalf of the administrator of LIBOR announcing that such administrator has ceased or will cease to provide LIBOR, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide LIBOR;

(b)
a public statement or publication of information by the regulatory supervisor for the administrator of LIBOR, the U.S. Federal Reserve System, an insolvency official with jurisdiction over the administrator for LIBOR, a resolution authority with jurisdiction over the administrator for LIBOR or a court or an entity with similar insolvency or resolution authority over the administrator for LIBOR, which states that the administrator of LIBOR has ceased or will cease to provide LIBOR permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide LIBOR; or

(c)	a public statement or publication of information by the regulatory supervisor for the administrator of LIBOR announcing that LIBOR is no longer representative.

“Benchmark Transition Start Date” means (a) in the case of a Benchmark Transition Event, the earlier of (i) the applicable Benchmark Replacement Date and (ii) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication) and (b) in the case of an Early Opt-in Election, the date specified by the Administrative Agent or the Majority Lenders, as applicable, by notice to the Borrower, the Administrative Agent (in the case of such notice by the Majority Lenders) and the Lenders.

“Benchmark Unavailability Period” means, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to LIBOR and solely to the extent that LIBOR has not been replaced with a Benchmark Replacement, the period (x) beginning at the time that such Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced LIBOR for all purposes hereunder in accordance with Section 3.15 and (y) ending at the time that a Benchmark Replacement has replaced LIBOR for all purposes hereunder pursuant to Section 3.15.

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Branch of Account” means the Toronto main branch of the Administrative Agent located at Scotia Plaza, 44 King Street West, Toronto, Ontario, or such other branch of the Administrative Agent located in Canada as the Borrower and the Administrative Agent may agree upon.

“Canadian Dollar Equivalent” means the Exchange Equivalent in Canadian dollars of any amount of any other currency.

“Capital Lease”, as applied to any Person, shall mean any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with generally accepted accounting principles, is, or is required to be, accounted for as a finance lease obligation on the balance sheet of that Person.

“Capital Reorganization” means any change in the issued and outstanding Shares of an Obligor.

“Cash” means, at any particular time, cash of the Borrower determined on a consolidated basis at such time.

“Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the governments of Australia, the United States or Canada or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (ii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank incorporated in the United Kingdom, Switzerland, France, Germany, Australia, the United States or Canada having capital and surplus in excess of $500,000,000 or any other commercial bank having a rating of at least A3 (Moody’s) or A- (S&P), (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above, (iv) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) to (iii) above and (v) readily marketable direct obligations issued by Australia, the United States or Canada or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s, or S&P with maturities of 24 months or less from the date of acquisition.

“Cash Management Agreements” means any cash management agreement (including any mirror netting or credit card agreement) which an Obligor enters into in the ordinary course of business with a Finance Party.

“Cash Proceeds of Realization” means the aggregate of (i) all Proceeds of Realization in the form of cash and (ii) all cash proceeds of the sale or disposition of non-cash Proceeds of Realization, in each case expressed in U.S. dollars.

“Cerro San Pedro Opco” means Minera San Xavier S.A. de C.V., a corporation incorporated under the laws of Mexico and its successors and permitted assigns.

“Cerro San Pedro Property” means the mine and related facilities located on the properties in central Mexico in the State of San Luis Potosi described in the Borrower’s Annual Information Form dated March 28, 2014 for the Fiscal Year ended December 31, 2013.

“Change in Law” means the occurrence, after the date of this agreement, of any of the following:  (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Official Body or (c) the making or issuance of any Applicable Law by any Official Body or the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Official Body provided that, subject to Sections 8.2(a) and 8.2(b), (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Change of Control of the Borrower” means and shall be deemed to have occurred if any Person or group of Persons “acting jointly or in concert” (as contemplated by the Securities Act (Ontario)) shall at any time have acquired (i) direct or indirect beneficial ownership of Voting Shares of the Borrower having attributed to it a majority of the outstanding votes attached to all of the issued and outstanding Voting Shares of the Borrower or (ii) the right or the ability by voting power, contract or otherwise to elect or designate for election a majority of the directors of the Borrower.

“Code” means the Internal Revenue Code of 1986 of the United States, as amended from time to time, and any successor statute and including all regulations issued under all such statutes.

“Companies” means, the Obligors and all other Subsidiaries of the Borrower other than the Excluded Subsidiaries and “Company” means any of the Companies.

“Compliance Certificate” means a duly completed certificate in the form set forth in Schedule B hereto signed by a senior financial officer of the Borrower.

“Contaminant” means any contaminant, as defined by the EPA.

“Control” means, with respect to control of a body corporate by a Person, the holding (other than by way of security only) by or for the benefit of that Person, or Affiliates of that Person, of securities of such body corporate or the right to vote or direct the voting of securities of such body corporate to which, in the aggregate, are attached more than 50% of the votes that may be cast to elect directors of the body corporate, provided that the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate, and “Controlled” shall have a similar meaning.

“Conversion Notice” shall have the meaning ascribed thereto in Section 6.4.

“Corporate Reorganization” means any change in the legal existence of any Obligor (other than a Capital Reorganization) including by way of amalgamation, merger, winding up, continuance or plan of arrangement.

“Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Credit Agreement Repayment Date” means the date on which the Secured Obligations of the Borrower under the Credit Agreement have been paid in full and the Individual Commitments have been terminated.

“Credit Documents” means this agreement, the Guarantees, the Fee Letters, the Security Documents, the Postponement and Subordination Undertaking, the Post-Closing Undertaking and all instruments and agreements executed and delivered by the Companies in favour of the Finance Parties from time to time in connection with this agreement or any other Credit Document, but specifically excluding Permitted Risk Management Agreements.

“Credit Excess” means, as at a particular date, the amount, if any, by which the aggregate amount of credit outstanding under the Credit Facility as at the close of business on such date exceeds the amount of the Credit Facility as at the close of business on such date.

“Credit Facility” means the revolving term credit facility established by the Lenders in favour of the Borrower pursuant to Section 2.1.

“Default” means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Defaulting Lender” means any Lender that (i) has failed to fund any portion of any extension of credit required to be funded by it hereunder within three Banking Days of the date required to be funded by it hereunder unless such failure has been cured, (ii) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three Banking Days of the date when due, unless the subject of a good faith dispute or unless such failure has been cured, (iii) has been determined by a court of competent jurisdiction or regulator to be insolvent or is unable to meet its obligations or admits in writing it is unable to pay its debts as they generally become due, (iv) is the subject of a bankruptcy or insolvency proceeding or (v) is subject to or is seeking the appointment of an administrator, regulator, conservator, liquidator, receiver, trustee, custodian or other similar official over any portion of its assets or business, with respect to (iv) and (v) other than by way of an Administration.

“Derivative Exposure” in relation to any Person (the “relevant party”) and any counterparty of the relevant party at any time means the net amount which would be payable by the relevant party to that counterparty, or by that counterparty to the relevant party, as the case may be, pursuant to all Risk Management Agreements entered into between them and in effect at that time if the transactions governed thereby were to be terminated as the result of the early termination thereof.  If the Derivative Exposure would be payable by the relevant party to the counterparty of the relevant party at the relevant time of determination, it is referred to herein as “Out-of-the-Money Derivative Exposure”.

“Designated Account” means, with respect to transactions in a particular currency for the Borrower, the account of the Borrower maintained by the Administrative Agent at the Branch of Account for the purposes of transactions in such currency under this agreement.

“Direct Obligors” means the Persons owing the Direct Secured Obligations to the Finance Parties.

“Direct Secured Obligations” means the Secured Obligations of an Obligor, under this Agreement, each Fee Letter and any Cash Management Agreements or Secured Risk Management Agreements.

“Distribution” means:

(a)
the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any Shares in the capital of the Borrower, other than a dividend declared, paid or set aside for payment by the Borrower which is payable in shares of the Borrower;

(b)
the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any Shares in the capital of the Borrower or any securities, instruments or contractual rights capable of being converted into, exchanged or  exercised for Shares in the capital of the Borrower, including, without limitation, options, warrants, conversion or exchange privileges and similar rights; and

(c)
the payment of interest or the repayment of principal with respect to any consolidated Indebtedness of the Borrower which is subordinated to the consolidated Indebtedness of the Borrower under the Finance Documents.

“Drawdown Notice” shall have the meaning ascribed thereto in Section 4.1.

“Early Opt-in Election” means the occurrence of:

(a)
(i) a determination by the Administrative Agent or (ii) a notification by the Majority Lenders to the Administrative Agent (with a copy to the Borrower) that the Majority Lenders have determined that U.S. Dollar-denominated syndicated credit facilities being executed at such time, or that include language similar to that contained in Section 3.15, are being executed or amended, as applicable, to incorporate or adopt a new benchmark interest rate to replace LIBOR, and

(b)
(i) the election by the Administrative Agent or (ii) the election by the Majority Lenders to declare that an Early Opt-in Election has occurred and the provision, as applicable, by the Administrative Agent of written notice of such election to the Borrower and the Lenders or by the Majority Lenders of written notice of such election to the Administrative Agent (with a copy to the Borrower).

“EBITDA” means, for any particular Fiscal Quarter, Net Income for such Fiscal Quarter:

(a)	plus consolidated income and mining tax expenses for such Fiscal Quarter;

(b)	plus Interest Expenses for such Fiscal Quarter;

(c)	minus Interest Income for such Fiscal Quarter;

(d)	minus (to the extent otherwise included) any extraordinary or unusual gains and unrealized gains for such Fiscal Quarter;

(e)	plus (to the extent otherwise deducted) any extraordinary or unusual losses and unrealized losses for such Fiscal Quarter;

(f)
minus (to the extent otherwise included) any gain over book value arising in favour of a Company on any disposal of any business or asset (not being a disposal made in the ordinary course of business) during such Fiscal Quarter;

(g)
plus (to the extent otherwise deducted) any loss against book value incurred by a Company on the disposal of any business or asset (not being a disposal made in the ordinary course of business) during such Fiscal Quarter;

(h)	plus (to the extent otherwise deducted) depreciation of fixed assets and amortization of goodwill or intangible assets during such Fiscal Quarter;

(i)	plus (to the extent otherwise deducted) the amount of capital expenditures and other expenditures in respect of exploration activities during such Fiscal Quarter;

(j)
plus (to the extent otherwise deducted) other non-cash expenses deducted in calculating Net Income, including non-cash stock expenses relating to stock-based compensation, and unrealized losses incurred in connection with Risk Management Agreements during such Fiscal Quarter;

(k)	minus (to the extent otherwise included) any unrealized gains incurred in connection with Risk Management Agreements during such Fiscal Quarter;

(l)	minus (to the extent otherwise included) any gains from operations held for sale and any foreign exchange gains during such Fiscal Quarter;

(m)	plus (to the extent otherwise deducted) any losses from operations held for sale and any foreign exchange losses during such Fiscal Quarter; and

(n)
minus, from and including the Fiscal Quarter ending March 31, 2020, the aggregate amount of (i) cash settlement of gold stream obligations and (ii) cash paid by the Borrower pursuant to the FCF Royalty Agreement, in each case during such Fiscal Quarter.

Subject to the last sentence hereof, the calculation of EBITDA shall be adjusted for non-cash revenues and expenses of the Borrower on a consolidated basis including, without limitation, deferred revenue and the difference between accrued and cash reclamation costs.  For greater certainty, EBITDA shall not be adjusted for any change in any non-cash operating working capital.  EBITDA shall be calculated without any additions or subtractions on account of any expenses, gains or losses attributable to the Excluded Subsidiaries notwithstanding that Net Income is calculated on a consolidated basis and includes, for certainty, cash dividends which may from time to time be paid by the Excluded Subsidiaries to a Company.

“Enforcement Date” means:

(a)
the date on which the Administrative Agent notifies the Borrower, pursuant to Section 13.1 of the Credit Agreement, that all Secured Obligations of the Borrower to the Finance Parties under the Credit Agreement have become immediately due and payable or on which such Secured Obligations automatically become due and payable pursuant to Section 13.1 of the Credit Agreement, whichever occurs first; and

(b)
if all Secured Obligations of the Borrower to the Finance Parties under the Credit Agreement have been repaid in full and all Individual Commitments of the Finance Parties thereunder have terminated, the date on which the Administrative Agent notifies any Obligor that the Administrative Agent is entitled to enforce the Security in accordance with the terms of one or more of the Cash Management Agreements or Secured Risk Management Agreements.

“Environmental Laws” means all Applicable Laws regulating, relating to or imposing liability or standards of conduct concerning public health or protection of the environment (including, without limitation, the EPA).

“EPA” means the Environmental Protection Act (Ontario), as amended from time to time, and any successor statute.

“Equity” means, at any particular time, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated balance sheet of the Borrower at such time as shareholders’ equity of the Borrower.

“Event of Default” means any one of the events set forth in Section 13.1.

“Exchange Equivalent” means, as of any date of determination, with reference to any amount expressed in one currency, the amount of another applicable currency required to purchase such amount in the first currency on such date either (i) in the case of any amount derived directly or indirectly from any financial statements of the Borrower, the exchange rate used to convert from one currency to another, as applicable, in the preparation of such financial statements, (ii) in determining the amount of Available Credit, the spot rate of exchange for converting from one currency to another quoted by the Bank of Canada at approximately 4:30 p.m. (Toronto time) on the first Banking Day of the calendar month in which the calculation is being made, and (iii) in all other cases, the spot rate of exchange for converting from one currency to another quoted by the Bank of Canada at approximately 4:30 p.m. (Toronto time) on the date before the effective date of such conversion.

“Excluded Assets” means all present and after-acquired property of the Borrower and its Subsidiaries, other than Secured Assets.

“Excluded Subsidiaries” means (i) New Gold (Barbados) Inc., (ii) De Re Holdings (Inc.), (iii) New Gold Australia Pty Ltd., (iv) New Gold Fife Pty Ltd., (v) 1253982 B.C. Ltd. and (vi) Servicios del Plata y Oro, S.A. de C.V. and in each case all of their respective Subsidiaries and “Excluded Subsidiary” means any one of the Excluded Subsidiaries.

“Excluded Swap Obligation” means, with respect to any Obligor, any Swap Obligation if, and to the extent that, all or a portion of the guarantee of such Obligor (whether pursuant to Article 15 hereof or a Guarantee) of, or the grant by such Obligor of a security interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act (7 U.S.C. § 1 et seq.) (the “Commodity Exchange Act”) or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Obligor’s failure for any reason not to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time such guarantee of such Obligor or the grant of such security interest becomes effective with respect to such related Swap Obligation.  If a Swap Obligation arises under a master agreement governing more than one swap, such  exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee or security interest is or becomes illegal.

“Excluded Taxes” means, with respect to any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes, capital taxes or any similar tax imposed by any jurisdiction in which the relevant Lender is located, (c) in the case of a Foreign Lender (other than (i) an assignee pursuant to a request by the Borrower, (ii) an assignee pursuant to an assignment and assumption made pursuant to Section 16.5 or (iii) any other assignee to the extent that the Borrower has expressly agreed that any withholding tax that is imposed or assessed in respect of any payment to such assignee shall be an Indemnified Tax), any withholding tax that: (x) is solely attributable to such Foreign Lender’s failure or inability (other than as a result of a Change in Law) to comply with Section 8.6(g) or (h); or (y) (A) is not imposed or assessed in respect of a Loan that was made on the premise that an exemption from such withholding tax would be available where the exemption is subsequently determined, or alleged by a taxing authority, not to be available, and (B) is required by Applicable Law to be withheld or paid in respect of any amount payable hereunder or under any Credit Document to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new lending office), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrower with respect to such withholding tax pursuant to Section 8.6, and (d) any U.S. federal withholding tax imposed under FATCA.  For greater certainty, for purposes of item (c) above, a withholding tax includes any Tax that a Foreign Lender is required to pay pursuant to Part XIII of the Tax Act or any successor provision thereto.

“Existing Credit Agreement” has the meaning given to it in the recitals hereto.

“Existing Letters” means the letters of credit referenced in Schedule N hereto which were issued pursuant to the Original Credit Agreement.

“Existing Risk Management Agreements” means the agreements and instruments in existence prior to or novated on, the date hereof, as they may from time to time be amended, supplemented or otherwise modified, relating to the Risk Management Obligations of the Obligors.

“Exposure” means, with respect to a particular Finance Party at a particular time, the amount of the Secured Obligations owing to such Finance Party at such time, determined by such Finance Party in good faith in accordance with Section 14.25.

“FATCA” means Sections 1471 through 1474 of the Code as in effect on the date hereof (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and, in each case, any current or future regulations or current official interpretations thereof.

“FCF Royalty Agreement” means the unsecured free cash flow royalty agreement in respect of up to 46% of the free cash flow from the New Afton Property entered into by the Borrower, as vendor, and 2742150 Ontario Limited, as purchaser.

“Federal Funds Effective Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of 360 days and for the actual number of days elapsed, equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for such day (or, if such day is not a Banking Day, for the next preceding Banking Day) by the Federal Reserve Bank of New York or, for any Banking Day on which such rate is not so published by the Federal Reserve Bank of New York, the average of the quotations for such day for such transactions received by the Administrative Agent from three Federal Funds brokers of recognized standing selected by the Administrative Agent.  If at any time the Federal Funds Effective Rate is less than zero, the Federal Funds Effective Rate shall be deemed to be equal to zero.

“Fee Letters” means, collectively, the Agent Fee Letter, the Arranger Fee Letter and the Issuing Lender Fee Letters and “Fee Letter” means any of the Fee Letters.

“Finance Documents” means the Credit Documents, the Cash Management Agreements and the Secured Risk Management Agreements and all instruments and agreements executed and delivered by the Obligors in favour of the Finance Parties from time to time in connection with this agreement or any other Finance Document.

“Finance Parties” means the Administrative Agent, the Lenders, the Issuing Lenders and the Qualified Finance Parties.

“Financial Letter” means a standby letter of credit or guarantee in a form satisfactory to an Issuing Lender and issued by such Issuing Lender at the request of the Borrower in favour of a third party to secure the payment of an obligation owed to the third party.

“Fiscal Quarter” means any of the three-month periods ending on the last day of March, June, September and December in each Fiscal Year.

“Fiscal Year” means the twelve-month period ending on the last day of December in each year.

“Flood Insurance Laws” means the National Flood Insurance Act 1968, the Flood Disaster Protection Act of 1973, the National Flood Insurance Reform Act of 1994, the Biggert-Waters Flood Insurance Act of 2012, as such statues may be amended or re-codified from time to time, any substitution therefor, any regulations promulgated thereunder, and all other Applicable Law relating to flood insurance.

“Foreign Lender” means any Lender that is not organized under the laws of the jurisdiction in which the Borrower is resident for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Credit Document to be resident for income tax or withholding tax purposes in the jurisdiction in which the Borrower is resident for tax purposes by application of the laws of that jurisdiction. For purposes of this definition Canada and each Province and Territory thereof shall be deemed to constitute a single jurisdiction and the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

“Forward Sale Transaction” means a forward sale of a quantity of metal or other commodity (allocated or unallocated) at a fixed price where the purchase price (or any substantial part thereof) is paid more than ninety days prior to the date on which such metal or commodity (allocated or unallocated) is to be delivered.  For the avoidance of doubt, a derivative transaction entered into in order to hedge commodity pricing that does not require delivery of the commodity in question shall not constitute a Forward Sale Transaction.

“generally accepted accounting principles” or “GAAP” means IFRS generally accepted accounting principles in effect in Canada from time to time consistently applied, as recommended by the Handbook of the Canadian Institute of Chartered Accountants.

“Guarantees” means the one or more guarantees to be entered into by the Guarantors in favour of the Administrative Agent for the benefit of the Finance Parties, including, without limitation, those set forth in Schedule K hereto, each in form and substance satisfactory to the Administrative Agent as the same may be amended, modified, supplemented or replaced from time to time, and pursuant to which each Obligor shall guarantee on a full recourse basis the Direct Secured Obligations of each other Obligor under this Agreement, each Fee Letter and any Cash Management Agreements or Secured Risk Management Agreements.

“Guarantors” means Cerro San Pedro Opco and New Gold CSP Ltd., each Additional Guarantor pursuant to Section 11.1(t) and “Guarantor” means any one of the Guarantors.

“Hazardous Materials” means:

(a)	any petroleum product, asbestos, polychlorinated biphenyl (PCB), natural gas, natural gas liquids, liquefied natural gas or synthetic gas usable for fuel; or

(b)
any pollutant or contaminant or hazardous or toxic chemical, material or substance within the meaning of any applicable federal, state, provincial or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous or toxic waste, substance or material or concerning the environment or public health, all as in effect on the applicable date.

“IFRS” means International Financial Reporting Standards.

“Indebtedness” of any Person means, without duplication, (i) indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices, (ii) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (iii) obligations of such Person under any Capital Lease (iv) reimbursement obligations of such Person under bankers’ acceptances and contingent obligations of such Person in respect of any letter of credit, bank guarantee or surety bond, (v) to the extent accelerated, the Out-of-the-Money Derivative Exposure of such Person, (vi) delivery obligations of such Person on account of Forward Sale Transactions calculated, at the relevant time of determination, at the London Metal Exchange spot price for the subject metal or other commodity and (vii) the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (i) to (vi) (for greater certainty, the contingent obligations assuring payment of any Out-of-the-Money Derivative Exposure will only be treated as Indebtedness if such Out-of-the-Money Derivative Exposure has in fact been accelerated).  Indebtedness for purposes of calculating the ratios in Sections 11.1(o), 11.1(p) and 11.1(q) shall not include any Indebtedness under clause (iv) above (other than any Secured Obligations) that is cash collateralized. “Indemnified Taxes” means Taxes other than Excluded Taxes.

“Individual Commitment” means, with respect to a particular Lender, the amount set forth in Schedule A attached hereto, as reduced or amended from time to time pursuant to Sections 2.3, 8.3, 9.3 and 16.5 as the individual commitment of such Lender with respect to the Credit Facility provided that, upon the termination of the Credit Facility pursuant to Section 2.4, the Individual Commitment of each Lender with respect to the Credit Facility shall thereafter be equal to the Individual Commitment of such Lender under the Credit Facility immediately prior to the termination of the Credit Facility.

“Intellectual Property” shall mean all issued patents and patent applications, industrial design registrations, trade-marks, registrations and applications therefor, trade-names and styles, logos, copyright registrations and applications therefor, all of the foregoing owned by or licensed to the Obligors and used in or necessary to the operation of their respective business.

“Interest Coverage Ratio” means, for any particular period, the ratio of Rolling EBITDA for such period to the Rolling Interest Expenses for such period.

“Interest Expenses” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower for such period as gross interest expenses (including, for greater certainty, issuance fees with respect to letters of credit and stamping fees with respect to bankers’ acceptances).  Interest Expenses shall be calculated without reference to any interest expenses attributable to the Indebtedness of the Excluded Subsidiaries notwithstanding that Interest Expenses are stated to be calculated on a consolidated basis.

“Interest Income” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower for such period as interest accrued due to the Borrower (in each case other than such interest accruing due from any Company) during such period whether or not paid.

“Interest Period” means, in the case of any LIBOR Loan, the applicable period for which interest on such LIBOR Loan shall be calculated pursuant to Article 7.

“Investment” shall mean any advance, loan, extension of credit or capital contribution to, purchase of Shares, bonds, notes, debentures or other securities of, or any other investment made in, any Person but shall exclude any Acquisition, any Permitted Indebtedness, any acquisition of tangible personal property and any capital or exploration expenditures.

“Issuing Lender Fee Letters” means one or more fee letters from time to time entered into by the Borrower with any one or more Issuing Lenders for the purpose of establishing a fronting fee payable by the Borrower to the relevant Issuing Lender as consideration for the fronting risk undertaken by such Issuing Lender on behalf of each other Lender.

“Issuing Lenders” means The Bank of Nova Scotia, Royal Bank of Canada and any other Lender selected by the Administrative Agent and acceptable to the Borrower who assumes in writing the obligation of issuing Letters under the Credit Facility on behalf of the Lenders and “Issuing Lender” means any one of the Issuing Lenders.

“Lead Arrangers” means The Bank of Nova Scotia and Royal Bank of Canada (referenced by its trade name RBC Capital Markets) and “Lead Arranger” means either Lead Arranger.

“Letters” means Financial Letters or Non-Financial Letters (including, for certainty, the Existing Letters) issued by an Issuing Lender at the request, and on the credit, of the Borrower, each being denominated in United States, Canadian, Australian dollars or such currency as may be agreed by the Issuing Lender and being issued to a named beneficiary acceptable to the relevant Issuing Lender and in the case of Letters denominated in United States or Canadian dollars, having a term of not more than one year and being renewable in the sole discretion of the applicable Issuing Lender and otherwise all such Letters being otherwise in a form satisfactory to the relevant Issuing Lender.

“Level” means a level set out in the first column of the table contained in Schedule I corresponding to the range within which the Net Leverage Ratio as of any Fiscal Quarter end falls.

“LIBOR” means (i) the rate of interest per annum, calculated on the basis of a year of 360 days, determined by the Administrative Agent for a particular Interest Period to be the rate of interest per annum as determined by reference to the London interbank offered rate administered by ICE Benchmark Administration Limited for deposits in U.S. Dollars (as set forth by any service which has been nominated by ICE Benchmark Administration Limited as an authorized information vendor for the purpose of displaying such rates) at approximately 11:00 a.m. (London time) on the second Banking Day prior to the commencement of such Interest Period, (ii) if, for any reason at any time prior to a Benchmark Transition Start Date, such rate cannot be determined through such service the rate of interest per annum, calculated on the basis of a year of 360 days, determined by the Administrative Agent for a particular Interest Period to be the rate of interest per annum that appears as such on the Reuters Page LIBOR01 at approximately 11:00 a.m. (Toronto time) on the second Banking Day prior to the commencement of such Interest Period, or (iii) if, for any reason, such rate cannot be determined through such service or Reuters Pages, LIBOR shall mean the rate of interest per annum, calculated on the basis of a year of 360 days and rounded upwards if necessary to the nearest whole multiple of 1/16% determined by the Administrative Agent as being the rate of interest at which the Administrative Agent (in its capacity as a Lender) in accordance with its normal practices would be prepared to offer to leading banks in the London Interbank Market for delivery on the first day of each relevant Interest Period for a period equal to the relevant Interest Period based on the number of days comprised therein, deposits in U.S. Dollars of comparable amounts to the amount of the relevant LIBOR Loan, to be outstanding during the Interest Period, at approximately 11:00 am (London time) on the second Banking Day prior to the commencement of such Interest Period.  For the avoidance of doubt, if LIBOR is ever below zero, LIBOR for the purposes hereof shall be deemed to be zero.

“LIBOR Loans” means monies lent by the Lenders to the Borrower in United States dollars and upon which interest accrues at a rate referable to LIBOR and “LIBOR Loan” means any one of the LIBOR Loans.

“Lien” means any deed of trust, mortgage, charge, hypothec, assignment, pledge, lien, vendor’s privilege, vendor’s right of reclamation, royalty or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law (statutory or otherwise), that secures the payment of any indebtedness or liability or the observance or performance of any obligation.

“Loans” means Base Rate Canada Loans, LIBOR Loans, Prime Rate Loans and BA Rate Loans.

“Majority Lenders” means:

(a)
at any particular time up to the termination of the Credit Facility pursuant to Section 2.4, such group of Lenders (and, if there is more than one Lender, at least two Lenders) whose Individual Commitments with respect to the Credit Facility aggregate at least 66% of the Total Commitment Amount for the Credit Facility at such time (provided that, at any such time the Majority Lenders are determining whether either to accelerate or terminate the Credit Facility, Majority Lenders shall mean such group of Finance Parties whose Individual Commitments with respect to the Credit Facility (in the case of the Lenders) and Exposure (in the case of any Yank-a-Banked Lender) under Cash Management Agreements and Secured Risk Management Agreements with a Yank-a-Banked Lender aggregate at least 66% of the aggregate of (x) the Total Commitment Amount for the Credit Facility at such time and (y) the Exposure of each such Yank-a-Banked Lender at such time); and

(b)
at any particular time after the termination of the Credit Facility pursuant to Section 2.4 such group of Finance Parties which have aggregate Exposure in an amount of at least 66% of the aggregate Exposure of all of the Finance Parties at such time.

“Material Adverse Change” and “Material Adverse Effect” each mean any material adverse change in or material adverse effect on (i) the business, operations, affairs, assets or properties or financial condition of the Companies, taken as a whole, or (ii) the ability of the Obligors, taken as a whole, to observe, perform and or comply with their obligations under any of the Credit Documents.  For the avoidance of doubt, a Material Adverse Change shall not include any event or change resulting from a decrease in the price of commodities generally unless, in the opinion of the Lenders, acting reasonably, such event or change has a greater adverse effect on the Obligors as compared to other mining companies of similar size operating in one or more of the jurisdictions in which the Obligors operate.

“Material Properties” means the Rainy River Property and the New Afton Property and “Material Property” means either of the Material Properties.

“Material Property Assets” means collectively, the New Afton Property Assets and the Rainy River Property Assets.

“Material Property Title Opinions” means the New Afton Title Opinion and the Rainy River Title Opinion.

“Material Subsidiaries” means any direct or indirect Subsidiary of the Borrower (other than an Excluded Subsidiary) which is incorporated or otherwise formed under the laws of a Permitted Jurisdiction and in respect of which:

(a)
the gross EBITDA of such Subsidiary (such EBITDA to be calculated for each such Subsidiary by substituting each reference to the Borrower in such definition and each constituent definition thereof for such Subsidiary, mutatis mutandis) for the most recently completed Fiscal Year of such Subsidiary constitutes at least 10% of the EBITDA of the Borrower on a consolidated basis for such Fiscal Year;

(b)
the book value of the assets of such Subsidiary as at the last day of the most recently completed Fiscal Year of such Subsidiary constitutes at least 10% of the book value of the assets of the Borrower on a consolidated basis as at the last day of the most recently completed Fiscal Year; or

(c)	each Subsidiary designated as a Material Subsidiary by the Borrower by a notice in writing to the Administrative Agent for the duration of that designation.

“Maturity Date” means October 9, 2023, as the same may be extended from time to time pursuant to Section 9.9.

“Moody’s” means Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.

“Net Cash Proceeds” means, with respect to any Prepayment Trigger Event, an amount equal to the gross cash proceeds (including payments from time to time in respect of instalment obligations, if any) received by or on behalf of a Secured Obligor in respect of such Prepayment Trigger Event less the sum of:

(a)	the amount, if any, of all Taxes paid or estimated to be payable by or on behalf of such Secured Obligor in connection with such Prepayment Trigger Event; and

(b)	reasonable and customary fees, commissions, expenses, issuance costs, discounts and other costs paid by or on behalf of such Secured Obligor in connection with such Prepayment Trigger Event.

“Net Debt” means, at any particular time, Total Debt at such time less the Adjusted Cash at such time.

“Net Income” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower for such period as the net income of the Borrower excluding any extraordinary items.

“Net Leverage Ratio” means, for any particular period, the ratio of (i) Net Debt at the last day of such Fiscal Quarter to (ii) Rolling EBITDA for such period.

 “New Afton Account” means the deposit account in the name of the Borrower numbered 476961644815 maintained by The Bank of Nova Scotia at its branch with transit number 47696.

“New Afton Mineral Claims and Mining Leases” means, as of the relevant date, the mineral claims (patented and unpatented) and mining leases in respect of the New Afton Property set out in Schedule 2 to the Borrower’s Perfection Certificate relating to the New Afton Property and dated as of the date hereof.

“New Afton Property” (also known as the New Afton Mine) means the Borrower’s gold, silver and copper mine and related facilities located approximately 350 kilometres northeast of Vancouver, British Columbia, consisting of those mineral claims, mining leases and real property interests set forth in Schedule 1 of the Borrower’s Perfection Certificate relating to the New Afton Property and dated as of the date hereof.

“New Afton Property Assets” means all now owned or hereafter acquired real or personal property owned by the Borrower which comprises part of, or is used in the operation of, the New Afton Property.

“New Afton Purchase Agreement” means the purchase agreement dated February 24, 2020 entered into between the Borrower, as vendor and 2742150 Ontario Limited, as purchaser pursuant to which, inter alia, 2742150 Ontario Limited agreed to acquire a 46.0% free cash flow interest in the New Afton Property.

“New Afton Title Opinion” means the legal opinion of Lawson Lundell LLP dated August 14, 2014 with respect to, inter alia, ownership of the New Afton Mineral Claims and Mining Leases and all real property forming part of the New Afton Property.

 “Non-Financial Letter” means a standby letter of credit or guarantee in a form satisfactory to an Issuing Lender and issued by such Issuing Lender at the request of a Borrower in favour of a third party to secure the non-financial performance of an obligation owed to the third party.

“Obligors” means the Borrower and the Guarantors.

“Official Body” means any national, state, provincial or municipal government or government of any political subdivision thereof, or any agency, authority, board, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic having jurisdiction and the ability to make decisions having the force of law.

 “Ordinary Course Disposition” means (i) any sale or other disposition of any Material Property Assets comprising inventory or obsolete equipment in the ordinary course of business, (ii) any sale or other disposition of any Material Property Assets comprising exploration properties or not integral to the current mine plan of the applicable mine and (iii) any sale or other disposition of any Material Property Assets (other than (x) mining properties on which there are proven or probable reserves, (y) property described in (i) and (ii) above and (z) Shares of any Company) on an arm’s length basis and for fair market value, provided the net aggregate and consolidated value of all such sales and other dispositions do not exceed $35,000,000 in any Fiscal Year and (iv) sales or other dispositions of Approved Unrestricted Investments.

“Ordinary Course Forward Sale or Supply Agreement” means any agreement entered into by a Company in the ordinary course of business pursuant to which it agrees to (i) sell refined metals to a refinery or other Person and to deliver such metals on a date that is not more than 45 days after the date of the sale; or (ii) fixed term purchases of fuel, water, electricity and other utilities from suppliers.

“Original Credit Agreement” has the meaning given to it in the recitals hereto.

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Credit Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Credit Document.

“Out-of-the-Money Derivative Exposure” has the meaning given to it in the definition of “Derivative Exposure”.

“Perfection Certificate” means, in respect of each Secured Obligor, the certificate of a senior officer of such Secured Obligor, addressed to the Administrative Agent, in form and substance satisfactory to the Administrative Agent and pursuant to which certain factual matters relating to such Obligor and the Secured Assets of such Obligor are certified true and correct, together with all schedules and exhibits attached thereto or referred to therein, as the same may be updated from time to time pursuant to Section 11.1(i).

“Permitted Acquisition” means any Acquisition with respect to which:

(a)
the business of the entity being acquired is, (in the case of a share Acquisition) or the assets being acquired are used in or relate to, (in the case of an asset Acquisition) the business of mineral exploration, mine development, mining and activities related or incidental thereto;

(b)	no Default or Event of Default exists at the time of such proposed Acquisition and no Default or Event of Default would exist immediately after the implementation of any such proposed Acquisition;

(c)
the financial covenants set out in Sections 11.1(o), (p) and (q) would be met, on a pro forma basis after giving effect to the implementation of any such Acquisition, measured as if such Acquisition had been completed as at the last day of the most recently completed Fiscal Quarter;

(d)
in the case of any Acquisition of assets, the assets are located in a Permitted Jurisdiction or in the case of any Acquisition of Shares, the subject target and each of its Subsidiaries is incorporated or otherwise formed under the laws of a Permitted Jurisdiction;

(e)	in the case of any Acquisition of Shares, at least 75% of the consolidated book value of the subject target’s assets are located in a Permitted Jurisdiction; and

(f)
in aggregate for all Acquisitions consummated on or after the date hereof, where the cash consideration payable is greater than $150,000,000, or the Exchange Equivalent thereof, the only cash consideration in excess of $150,000,000, or the Exchange Equivalent thereof, paid for the subject Acquisition are cash proceeds received by the Borrower from an issuance or sale of Shares of the Borrower which was completed no more than 90 days prior to completion of the subject Acquisition or otherwise in connection with, or for the purpose of funding, the completion of the Acquisition.

“Permitted Acquisition Indebtedness” means any Indebtedness resulting from a Permitted Acquisition which existed prior to, and not in contemplation of, the Permitted Acquisition and any Indebtedness incurred upon and following the Permitted Acquisition pursuant to any commitment which existed prior to, and not in contemplation of, the Permitted Acquisition, provided (x) no Default exists at the time of the Permitted Acquisition, (y) no Default would exist immediately thereafter and (z) the financial covenants set out in Sections 11.1(o), (p) and (q) would be met, on a pro forma basis after giving effect to the Permitted Acquisition, measured as if such Permitted Acquisition had been completed as at the last day of the most recently completed Fiscal Quarter.

“Permitted Acquisition Risk Management Agreements” means any Risk Management Agreements relating to a Permitted Acquisition which existed prior to, and not in contemplation of, the Permitted Acquisition and all transactions entered into prior to the date of the Permitted Acquisition with respect to such Risk Management Agreement.

“Permitted Capital Reorganization” means (a) any change in the issued and outstanding Shares of the Borrower (other than a change in connection with an Acquisition that is not a Permitted Acquisition or a change that would result in an Event of Default) and (b) any Capital Reorganization (i) that does not result in any change in the combined direct and indirect percentage ownership interest of the Borrower in any Obligor; (ii) notice of which (and reasonable details thereof) has been provided by the Borrower to the Administrative Agent in writing ten Banking Days before its proposed completion date (where the Capital Reorganization only involves the change in the capital structure of an Obligor, the notice referred to in this clause (ii) shall be reduced to three Banking Days), (iii) where at the time of the delivery of the aforesaid notice by the Borrower to the Administrative Agent, the Borrower delivers to the Administrative Agent a certificate (A) certifying that the completion of the Capital Reorganization will not have a Material Adverse Effect and (B) in which the Borrower shall covenant to deliver or cause to be delivered to the Administrative Agent, contemporaneously with the completion of such Capital Reorganization, any Guarantees and Security Documents and/or amendments thereto, or Postponement and Subordination Undertaking, financing statements, certificates, opinions and other things as the Administrative Agent may request to ensure the completion of such Capital Reorganization shall not adversely affect any rights of any Finance Party under any Guarantee or Security Document and (iv) where no Default or Event of Default has occurred and is outstanding at the time of the completion of the Capital Reorganization or would arise immediately thereafter.

“Permitted Corporate Reorganization” means any Corporate Reorganization (i) notice of which (and reasonable details thereof) has been provided by the Borrower to the Administrative Agent in writing ten Banking Days before its proposed completion date, (ii) where at the time of the delivery of the aforesaid notice by the Borrower to the Administrative Agent, the Borrower delivers to the Administrative Agent a certificate (A) certifying that the completion of the Corporate Reorganization will not have a Material Adverse Effect and (B) in which the Borrower shall covenant to deliver or cause to be delivered to the Administrative Agent, contemporaneously with the completion of such Corporate Reorganization, any Guarantees and Security Documents and/or amendments thereto, Postponement and Subordination Undertaking, financing statements, certificates, opinions and other things as the Administrative Agent may request to ensure the completion of such Corporate Reorganization shall not adversely affect any rights of any Finance Party under any Guarantee, Security Document or Postponement and Subordination Undertaking and (iii) where no Default or Event of Default has occurred and is outstanding at the time of the completion of the Corporate Reorganization or would arise immediately thereafter; provided that, (x) with respect to any merger or amalgamation involving the Borrower, the continuing or surviving Person shall be the Borrower hereunder, (y) with respect to any merger or amalgamation involving any other Obligor, the continuing or surviving Person shall be an Obligor hereunder (or, in the case of a merger or amalgamation involving a Secured Obligor, a Secured Obligor hereunder), and (z) no liquidation, winding up or dissolution of any Obligor shall constitute a “Permitted Corporate Reorganization” unless (I) such Obligor is not an operating entity and has only nominal assets and nominal liabilities, or (II) all of the assets of such Obligor (including any interest in any Shares) are transferred to an Obligor that is not liquidating, winding up or dissolving.

“Permitted Indebtedness” means any one or more of the following:

(a)	the Secured Obligations;

(b)
Indebtedness of the Borrower or any other Obligor on a consolidated basis arising under Capital Leases, Purchase Money Indebtedness and Indebtedness in respect of receivables financings provided that the aggregate principal amount of all such Indebtedness incurred and outstanding at any time shall not exceed an aggregate $100,000,000;

(c)	any Permitted Acquisition Indebtedness or any Indebtedness under Permitted Acquisition Risk Management Agreements;

(d)
Indebtedness in respect of bonds, letters of credit or bank guarantees in favour of a public utility or any other Official Body when required by such utility or other Official Body in connection with the operations of any Company (including for the reclamation or remediation of mining properties), all in the ordinary course of business;

(e)	Indebtedness of the Companies permitted to be incurred pursuant to Section 11.2(g);

(f)
Indebtedness owing by (i) any Obligor to any Subsidiary of the Borrower that is subordinated and postponed pursuant to the Postponement and Subordination Undertaking and (ii)  any Obligor to any other Obligor;

(g)	Indebtedness under the Senior Notes, the Senior Note Guarantees and Subordinated Indebtedness;

(h)	any Indebtedness relating to employee benefit plans or compensation; and

(i)	any guarantee by any Obligor of any Indebtedness permitted under paragraphs (b), (c), (d) or (e) of this definition; and

(j)	Indebtedness of the Borrower on a consolidated basis, not otherwise permitted under paragraphs (a) – (h), in an aggregate amount at any particular time of not more than $70,000,000.

“Permitted Jurisdictions” means Canada, the United States of America, Mexico, Greenland, Bermuda, all countries of South America (excluding Venezuela, Paraguay and Bolivia), the European Union, Norway, Switzerland, Turkey, Croatia, Macedonia, Albania, Andorra, Bosnia & Herzegovina, Montenegro, Serbia, New Zealand, Australia, Tasmania, Papua New Guinea, British Virgin Islands, Barbados, the Cayman Islands, Curacao, Antilles, Channel Islands, Belize, Honduras, Costa Rica, Panama, Tanzania, Namibia, South Africa, Botswana, and Ghana.

“Permitted Liens” means any one or more of the following with respect to the property and assets of the Companies:

(a)
Liens for taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity or amount of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture of any part of such property or assets will not result from the failure to pay such taxes, assessments or governmental charges or levies during the period of such contest;

(b)
the Lien of any judgment rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture of any part of such property or assets will not result from the failure to satisfy such judgment or claim during the period of such contest;

(c)
Liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity or amount of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles so long as forfeiture of any part of such property or assets will not result from the failure to pay such obligations during the period of such contest;

(d)
restrictions, easements, rights of way, servitudes or other similar rights in land granted to or reserved by other Persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Company, of the property subject to such restrictions, easements, rights of way, servitudes or other similar rights in land granted to or reserved by other Persons;

(e)
the right reserved to or vested in any Official Body by the terms of any lease, licence, franchise, grant or permit acquired by any Company or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(f)
Liens resulting from the deposit of cash or securities (i) in connection with contracts, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, surety or appeal bonds, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens;

(g)
security given to a public utility or any other Official Body when required by such utility or other Official Body in connection with the operations of any Company, all in the ordinary course of business (whether such security is given directly or indirectly (e.g. as security for a surety bond, letter of credit or bank guarantee that is given as security to the public utility or other Official Body));

(h)	the reservations, limitations, provisos and conditions, if any, expressed in any original grants from the Crown or in comparable grants, if any, in jurisdictions other than Canada;

(i)	title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;

(j)
applicable municipal and other Official Body restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

(k)
Liens on concentrates or minerals or the proceeds of sale of such concentrates or minerals arising or granted pursuant to a processing arrangement entered into in the ordinary course and upon usual market terms, securing the payment of a Company’s portion of the fees, costs and expenses attributable to the processing of such concentrates or minerals under any such processing arrangement, but only insofar as such Liens relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(l)	the Security;

(m)
royalties on the production or profits from mining and other Liens arising under Third Party Mining Arrangements provided such royalties (x) are in existence as at the date hereof or (y) do not relate to a property in production at the time the royalty was granted;

(n)
customary Liens in respect of service charges and other obligations, other than Indebtedness, in respect of bank, custodian, investment, customs and other accounts opened in the ordinary course of business;

(o)
Liens securing Indebtedness to be incurred and outstanding pursuant to paragraph (b) of the definition of “Permitted Indebtedness”; provided, however, that any such Lien shall attach only to the asset in respect of which such Indebtedness is incurred and any proceeds thereof;

(p)
Liens securing Indebtedness referenced in paragraph (c) of the definition of “Permitted Indebtedness” and guarantees of the Obligors therefor; provided, however, the Liens securing such Indebtedness shall only be permitted on the present and after-acquired property of, or the Shares in, a Subsidiary or mine or mining project acquired pursuant to a Permitted Acquisition and not on any other Excluded Assets;

(q)
the Liens and other encumbrances disclosed in Schedule H hereto and in the Material Property Title Opinions, or qualifying the Material Property Title Opinions, other than the Liens that were required to be discharged as a condition precedent prior the initial drawdown under the Credit Facility;

(r)	Liens over the Excluded Assets for the sole purpose of securing Indebtedness of the Borrower referenced in paragraph (j) of the definition of Permitted Indebtedness; and

(s)	a Lien on the Rainy River Stream Collection Account pursuant to the Rainy River Stream Account Security Agreement.

“Permitted Reorganizations” means Permitted Corporate Reorganizations and Permitted Capital Reorganizations.

“Permitted Risk Management Agreement” means (a) an Existing Risk Management Agreement or (b) a Risk Management Agreement entered into by an Obligor with any Person that has not been entered into for speculative purposes nor on a margined basis and would not result, at the time of the transaction effected pursuant thereto, to more than 65% of the consolidated projected future gold, silver or copper production of the Borrower for any Fiscal Year being hedged (such 65% excluding, however, the hedging of quotational period pricing choices by customers of the Companies).

“Person” means any natural person, corporation, firm, partnership, joint venture, trust, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

 “Pollutant” means any pollutant, as defined by EPA.

“Post-Closing Undertaking” means the post-closing undertaking dated the date hereof executed and delivered by the Borrower to the Administrative Agent and the Lenders.

“Postponement and Subordination Undertaking” means the postponement and subordination undertaking to be entered into by certain Companies in favour of the Administrative Agent pursuant to Section 11.1(r), in form and substance satisfactory to the Administrative Agent as the same may be amended, modified, supplemented or replaced from time to time.

“Prepayment Notice” shall have the meaning ascribed thereto in Section 9.3.

“Prepayment Trigger Event” means the receipt by any Secured Obligor of any proceeds under any property insurance policy in respect of Secured Assets in excess of $35,000,000 or the Exchange Equivalent thereof, where such proceeds or any portion thereof have not been used or committed by such Secured Obligor to repair or replace the subject Secured Assets within 180 days of such Secured Obligor’s receipt thereof.

“Prime Rate” means the greater of (a) the variable rate of interest per annum equal to the rate of interest determined by the Administrative Agent from time to time as its prime rate of Canadian dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent calculated on the basis of a year of 365 days and (b) the sum of (A) the BA Rate for a Schedule I Lender for a 30 day term on the date of determination and (B) 5/8 of 1% per annum.  If at any time the Prime Rate is less than zero, the Prime Rate shall be deemed to be equal to zero.

“Prime Rate Loans” means monies lent by the Lenders to the Borrower hereunder in Canadian dollars and upon which interest accrues at a rate referable to the Prime Rate.

“Proceeds of Realization” means all cash and non-cash proceeds derived from any sale, disposition or other realization of the Secured Assets (i) after the Enforcement Date, (ii) upon any dissolution, liquidation, winding-up, reorganization, bankruptcy, insolvency or receivership of any of the Obligors (or any other arrangement or marshalling of the Secured Assets that is similar thereto) or (iii) upon the enforcement of, or any action taken with respect to, any of the Security Documents or the Guarantees.

“Pro Rata Share” means (x) at any particular time with respect to a particular Lender, the ratio of the Individual Commitment of such Lender with respect to the Credit Facility at such time to the aggregate of the Individual Commitments of all relevant Lenders with respect to such Credit Facility at such time and (y) at a particular time with respect to a particular Lender with respect to Section 14.21(b)(iii), the ratio of the Secured Obligations of the Borrower owing to such Lender at such time to the aggregate Secured Obligations of the Borrower to all Lenders at such time.

“Purchase Money Indebtedness” means Indebtedness assumed by any Company as part of, or issued or incurred by any Company to pay or provide funds to pay, all or a part of the purchase price of any equipment hereafter or previously acquired by such Company.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

“Qualified Affiliate” means an Affiliate of a Lender who has executed and delivered to the Administrative Agent an instrument of adhesion in the form set forth in Schedule L.

“Qualified Finance Party” means (x) any Person that is a party to a Cash Management Agreement or Risk Management Agreement at a time when such Person is a Lender or (y) any Qualified Affiliate that is a party to a Cash Management Agreement or Risk Management Agreement at a time when the Lender with which such Qualified Affiliate is affiliated is a Lender, provided such Lender or such Qualified Affiliate ceases to be a Qualified Finance Party if (x) such Lender is a Voluntary Exiting Lender, (y) such Lender is a Yank-a-Banked Lender and such Lender or its Qualified Affiliate has novated the Transactions to which it is a party or (z) such Lender is a Yank-a-Banked Lender who benefits from a Yank-a-Banked Lender Lien.

“Rainy River Account” means the deposit account in the name of the Borrower numbered 47696 2247216 maintained by The Bank of Nova Scotia at its branch with transit number 47696.

“Rainy River Crown Leases and Approvals” means any lease, agreement, licence, permit, compliance certificate or other grant of right, use, occupancy or permission, or any other Approval, where the transfer, assignment, sublet, mortgage, charge or grant of security interest in, to or of such lease, agreement, licence, permit, certificate or grant of right, use, occupancy or permission or other Approval, requires the consent or further Approval of an Official Body, relating to the Rainy River mine.

“Rainy River Mining Claims and Mining Leases” means, collectively, as of the relevant date, the mining claims (patented and unpatented) and mining leases (including the Rainy River Crown Leases and Approvals) in respect of the Rainy River Property set out in the Borrower’s Perfection Certificate dated the date hereof and relating to the Rainy River Property Assets.

“Rainy River Property” (also known as the Rainy River mine) means the mine and related facilities located approximately 50 kilometres northwest of Fort Frances, Ontario, consisting of those patented and unpatented claims, mining leases and real property interests set forth in Schedule 1 of the Borrower’s Perfection Certificate relating to the Rainy River Property Asset and dated the date hereof.

“Rainy River Property Assets” means all now owned or hereafter acquired real or personal property owned by the Borrower which comprises part of, or is used in the operation of, the Rainy River Property.

“Rainy River Stream Account Security Agreement” means the security agreement dated July 20, 2015 between the Borrower and RGLD Gold AG pursuant to which the Borrower granted RGLD Gold AG a security interest in the Rainy River Stream Collection Account as security for its obligations under the Rainy River Stream Agreement.

 “Rainy River Stream Agreement” means the gold and silver purchase and sale agreement dated July 20, 2015 among the Borrower as seller, RGLD Gold AG as purchaser and Royal Gold, Inc. as covenantor with respect to certain provisions thereof.

“Rainy River Stream Cash Deposits” means the applicable percentage of cash proceeds (or cash proceeds from the sale of) each Offtake Payment (as defined in the Rainy River Stream Agreement) received by the Borrower or its Affiliates which is required to be deposited into the Rainy River Stream Collection Account in accordance with Section 9.13 of the Rainy River Stream Agreement.

 “Rainy River Stream Collection Account”  means the deposit account in the name of the Borrower numbered 47696 0521310 maintained by The Bank of Nova Scotia at its branch with transit number 47696 pursuant to which the Rainy River Stream Cash Deposits are credited and over which RGLD Gold AG has a security interest pursuant to the Rainy River Stream Account Security Agreement.

“Rainy River Title Opinion” means the legal opinion of Cassels Brock & Blackwell LLP, in form and substance satisfactory to the Administrative Agent, acting reasonably, with respect to, inter alia, ownership of the Rainy River Mining Claims and Mining Leases and all fee simple real property forming part of the Rainy River Property.

“Receiver” means a receiver, receiver and manager or the person having similar powers or authority appointed by the Administrative Agent or by a court at the instance of the Administrative Agent in respect of the Secured Assets or any part thereof.

“Release” means a “discharge”, as such term is defined in the EPA.

“Restricted Activities” means business activities that are subject to sanctions/embargos imposed by the Canadian government and/or the United States Office of Foreign Assets Control.

“Restricted Countries” means, at any particular time, any country subject to Sanctions at such time.

“Restricted Persons” means (i) persons named on any sanctions lists issued by one of the Canadian government and/or the United States Office of Foreign Assets Control or (ii) Persons otherwise the target of Sanctions.

“Risk Management Agreement” means (a) any Existing Risk Management Agreement and (b) any other instrument or agreement evidencing any Risk Management Obligation of any Company.

“Risk Management Obligations” means, with respect to any Person, all liabilities of such Person under interest rate swap agreements, interest rate cap agreements, interest rate collar agreements, forward sales contracts, and all other agreements, options or arrangements designed to protect such Person against fluctuations in interest rates, currency exchange rates or commodities (including precious and base metals) prices but shall not include any liabilities under any Ordinary Course Forward Sale or Supply Agreements.

“Rolling EBITDA” means, for any Fiscal Quarter, the aggregate of (without duplication):

(a)	the sum of EBITDA (exclusive of any portion thereof attributable to any Rolling Permitted Acquisition EBITDA) for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters; and

(b)	any Rolling Permitted Acquisition EBITDA for such Fiscal Quarter.

“Rolling Interest Expenses” means, for any Fiscal Quarter, the aggregate of (without duplication):

(a)
the sum of Interest Expenses (exclusive of any portion thereof attributable to any Rolling Permitted Acquisition Interest Expenses) plus the Borrower’s consolidated capitalized interest expenses for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters; and

(b)	any Rolling Permitted Acquisition Interest Expenses for such Fiscal Quarter.

“Rolling Permitted Acquisition EBITDA” means, for any Fiscal Quarter as concerns any Permitted Acquisition with respect to which four Fiscal Quarter ends or less have occurred since the date of the completion of such Permitted Acquisition, pro forma EBITDA attributable to such Permitted Acquisition during such Fiscal Quarter and the three immediately preceding Fiscal Quarters as if such Permitted Acquisition had occurred on the first day of such four Fiscal Quarter period.

“Rolling Permitted Acquisition Interest Expenses” means, for any Fiscal Quarter as concerns any Permitted Acquisition with respect to which four Fiscal Quarter ends or less have occurred since the date of the completion of such Permitted Acquisition, pro forma Interest Expenses attributable to such Permitted Acquisition during such Fiscal Quarter and the three immediately preceding Fiscal Quarters as if such Permitted Acquisition had occurred on the first day of such four Fiscal Quarter period.

“Rollover Notice” shall have the meaning ascribed thereto in Section 5.3.

“S&P” means Standard & Poor’s Ratings Service or any successor by merger or consolidation to its business.

“Sale Leaseback” shall mean any transaction or series of related transactions pursuant to which any Company (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold, transferred or disposed.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by:

(a)	the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of Treasury or the U.S. Department of State; or

(b)	the Canadian government.

“Schedule I Lenders” means the Lenders that are listed in Schedule I to the Bank Act (Canada).

“Schedule I Reference Lenders” means The Bank of Nova Scotia and such other Schedule I Lenders as may be agreed upon by the Borrower and the Administrative Agent from time to time.

“Schedule II and III Lenders” means Lenders that are not Schedule I Lenders that are otherwise residents of Canada for purpose of the Income Tax Act (Canada).

“Schedule II and III Reference Lenders” means such group of Schedule II and III Lenders (other than Bank of America, N.A. Canada Branch) as may be agreed upon by the Borrower and the Administrative Agent from time to time.

“Secured Assets” means:

(a)	the New Afton Property Assets;

(b)	the Rainy River Property Assets;

(c)	the New Afton Account and the Rainy River Account and all balances from time to time credited thereto; and

(d)	all rights of any kind whatsoever with respect to paragraphs (a) ‑ (c) above.

For certainty, the Secured Assets shall cease to be Secured Assets to the extent such assets are sold or otherwise disposed of in a manner which is not prohibited by this Agreement.

“Secured Leverage Ratio” means, for any particular period, the ratio of (i) Total  Debt which is secured by a Lien at the last day of such period to (ii) Rolling EBITDA for such period.

“Secured Obligations” shall mean all indebtedness, obligations and liabilities (other than Excluded Swap Obligations), present or future, absolute or contingent, matured or not, at any time owing by any of the Obligors to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents and Secured Obligations of a particular Obligor shall mean all indebtedness, obligations and liabilities (other than Excluded Swap Obligations), present or future, absolute or contingent, matured or not, at any time owing by such Obligor to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents to which such Obligor is a party.  For certainty, “Secured Obligations” shall include interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any Default or Event of Default to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy proceeding.

“Secured Obligations Termination Date” means the date on which all Secured Obligations of the Obligors (other than those provisions which by their terms survive the termination of the Finance Documents) have been paid in full and the Finance Parties have no Individual Commitments.

“Secured Obligor” means any Obligor which has granted security over its Secured Assets to the Administrative Agent pursuant to one or more Security Documents.

“Secured Risk Management Agreements” means Risk Management Agreements between an Obligor on the one hand and a Qualified Finance Party on the other hand (but only for so long as such Person remains a Qualified Finance Party).

“Security” means the collateral security constituted by the Security Documents.

“Security Documents” shall mean the security documents (as the same may be amended, modified, supplemented, restated or replaced from time to time) which, in the reasonable opinion of the Administrative Agent, are required to be entered into from time to time by the Secured Obligors in favour of the Administrative Agent for the benefit of the Finance Parties in order to grant directly or indirectly to the Administrative Agent a first-ranking Lien on the Secured Assets, subject only to Permitted Liens, as continuing collateral security for the payment and performance of the Secured Obligations, such security documents to be in form and substance satisfactory to the Administrative Agent and to include, without limitation, the security documents described in Schedule K.

“Senior Note Guarantee” means the 2020 Senior Note Guarantees and the 2017 Senior Note Guarantees and “Senior Note Guarantee” means any of the Senior Note Guarantees.

“Senior Note Indentures” means the 2020 Note Indenture and the 2017 Senior Note Indenture and “Note Indenture” means either of the Senior Note Indentures.

“Senior Notes” means the 2020 Senior Notes and the 2017 Senior Notes and “Senior Note” means any of the Senior Notes.

“Shares”, as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

“SOFR” with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark, (or a successor administrator) on the Federal Reserve Bank of New York’s Website.

“SOFR-Based Rate” means SOFR or Term SOFR.

“Standalone Provisions” shall have the meaning ascribed thereto in Section 16.6.

“Standalone Risk Management Agreement” shall have the meaning ascribed thereto in Section 16.6.

“Subordinated Indebtedness” means unsecured Indebtedness of any Obligor which by its terms has the payment of principal subordinated in right of payment upon liquidation or bankruptcy to the Secured Obligations owing by such Obligor to the Finance Parties under the Credit Agreement or any Permitted Risk Management Agreement which at the time that it is incurred, matures at least one year after the Maturity Date and there are no scheduled principal repayments thereof until such time.

“Subsidiary” means, with respect to any Person, any corporation, company or other similar business entity (including, for greater certainty, a Canadian chartered bank) of which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

“Swap Obligation” means, with respect to any Guarantor, any obligation (each, a “Swap Obligation”) to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act.

“Tax Act” means the Income Tax Act (Canada), as amended from time to time, and regulations promulgated thereunder.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed, levied, collected, withheld or assessed by any Official Body, including any interest, additions to tax or penalties applicable thereto, and whether disputed or not.

“Term SOFR” means the forward-looking term rate based on SOFR that has been selected or recommended by the relevant Official Body.

“Third Party Mining Arrangements” means any arrangement with another Person or Persons of a nature that is, or shall have become customary in, the mining business for the purposes of sharing the risks or costs of exploring, acquiring, developing or producing minerals from property owned by an Obligor, including, operating, processing, farm-in, farm-out, development, area of mutual interest, unitization, pooling, joint bidding, joint venture, service, partnership, subscription and stock purchase agreement and other similar agreements.

“Total Commitment Amount” means, at any particular time, the aggregate of the Individual Commitments with respect to all of the Lenders at such time.

“Total Debt” means, at any particular time, the aggregate Indebtedness of the Borrower on a consolidated basis at such time less all Indebtedness of the Excluded Subsidiaries.

“Transaction” means a transaction entered into with a Qualified Finance Party pursuant to a Cash Management Agreement and otherwise, when used in the context of a Secured Risk Management Agreement, shall have the meaning ascribed thereto in any Secured Risk Management Agreement or Standalone Risk Management Agreement.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

“U.S.” and “United States” means the United States of America.

“U.S. Dollar Equivalent” means the Exchange Equivalent in United States dollars of any amount of any other currency.

“Voluntary Exiting Lender” means any Lender that has sold all of its rights and obligations under the Credit Documents (other than any such sale pursuant to Section 14.14(d)) and any Qualified Affiliate of such Lender that is a party to any Standalone Risk Management Agreements.

“Voting Shares” means Shares of a Person which carries voting rights or the right to Control such Person under any circumstances.

“Waste” means any waste, as defined by EPA.

“Yank-a-Banked Lender” means any Lender that has sold all of its rights and obligations under the Credit Documents pursuant to Section 14.14(d).

“Yank-a-Banked Lender Lien” has the meaning ascribed thereto in Section 14.14(d)(iii).

1.2                          Other Usages

References to “this agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this Credit Agreement and not to any particular Article, Section or other subdivision of this agreement.  Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3                          Plural and Singular

Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4                          Headings

The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.5                          Currency

Unless otherwise specified herein, all statements of or references to dollar amounts in this agreement shall mean lawful money of the United States.

1.6                          Applicable Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.  Any legal action or proceeding with respect to this agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts.  Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.7                          Time of the Essence

Time shall in all respects be of the essence of this agreement.

1.8                          Non Banking Days

Subject to Section 7.4(c), whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

1.9                          Consents and Approvals

Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for therein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.10                          Amount of Credit

Any reference herein to the amount of credit outstanding shall mean, at any particular time:

(a)	in the case of a Prime Rate Loan or a BA Rate Loan, the U.S. Dollar Equivalent of the principal amount thereof;

(b)	in the case of a Bankers’ Acceptance, the U.S. Dollar Equivalent of the face amount thereof;

(c)	in the case of a LIBOR Loan or Base Rate Canada Loan, the principal amount thereof;

(d)	in the case of a U.S. dollar denominated Letter, the contingent liability of the relevant Issuing Lender thereunder; and

(e)	in the case of a Letter denominated in a currency other than U.S. dollars, the U.S. Dollar Equivalent of the contingent liability of the relevant Issuing Lender thereunder.

1.11                          Schedules

Each and every one of the schedules which is referred to in this agreement and attached to this agreement shall form a part of this agreement.

1.12                          Extension of Credit

For the purposes hereof, each drawdown, rollover and conversion shall be deemed to be an extension of credit to the Borrower hereunder.

1.13                          Rule of Construction

The Finance Documents have been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Finance Documents.

1.14                          Accounting Terms – GAAP

All accounting terms not specifically defined in this agreement shall be interpreted in accordance with GAAP.

1.15                          Paramountcy

In the event of any conflict or inconsistency between the provisions of this agreement and the provisions of any other Credit Document, the provisions of this agreement shall prevail and be paramount.  If any covenant, representation, warranty or event of default contained in any other Credit Document is in conflict with or is inconsistent with a provision of this agreement relating to the same specific matter, such covenant, representation, warranty or event of default shall be deemed to be amended to the extent necessary to ensure that it is not in conflict with or inconsistent with the provision of this agreement relating to the same specific matter.

1.16                          Change in Accounting Polices

Whereas the Borrower may adopt new accounting policies from time to time, whereby such adoption is compelled by accounting or regulatory bodies having jurisdiction or at its own discretion, and whereas these accounting changes may result in a material change in the calculation of the financial covenants or financial covenant thresholds or terms used in this agreement or any other Credit Document, then the Borrower, the Administrative Agent and the Lenders agree to enter into negotiations in order to amend such provisions of this agreement or such Credit Document, as applicable, so as to equitably reflect such accounting changes with the desired result that the criteria for evaluating the Borrower’s financial condition, financial covenants, financial covenant thresholds or terms used in this agreement or any other Credit Document shall be the same after such accounting changes as if such accounting changes had not been made; provided, however, that the agreement of the Majority Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders. If the Borrower and the Majority Lenders cannot agree upon the required amendments immediately prior to the date of implementation of any accounting policy change, then all calculations of financial covenants, financial covenant thresholds or terms used in this agreement or any other Credit Document shall be prepared and delivered without reflecting the accounting policy change.

1.17                          Successors and Permitted Assigns of Parties

Any reference in this agreement to a party to this agreement shall include the successors and permitted assigns of such party.

1.18                          Meaning of Include

The words “include”, “includes” and “including”, when used in this agreement, shall be deemed to be followed by the phrase “without limitation”.

1.19                          Amendment and Restatement

This agreement is an amendment and restatement of the Existing Credit Agreement and not a novation of the Existing Credit Agreement.  This agreement reflects amendments to the Existing Credit Agreement and has been restated solely for the purposes of reflecting amendments to the Existing Credit Agreement which the Lenders, the Borrower and the other parties thereto have agreed upon. For greater certainty, all obligations under the Existing Credit Agreement continue as obligations under this Agreement. All references to the “Credit Agreement” or similar references contained in the documents delivered prior to the effectiveness of this Agreement in connection with or under the Existing Credit Agreement shall be references to the Existing Credit Agreement as amended and restated pursuant to this agreement without further amendment to those documents.

ARTICLE 2
CREDIT FACILITY

2.1                          Establishment of Credit Facility

Subject to the terms and conditions hereof, the Lenders hereby establish in favour of the Borrower a revolving term credit facility (the “Credit Facility”) in the amount of [Redacted], as such amount may be reduced pursuant to Section 2.3.

2.2                          Lenders’ Commitments

Subject to the terms and conditions hereof, the Lenders severally agree to extend credit to the Borrower under the Credit Facility from time to time provided that the aggregate amount of credit extended by each Lender under the Credit Facility shall not at any time exceed the Individual Commitment of such Lender and further provided that the aggregate amount of credit outstanding under the Credit Facility shall not at any time exceed the amount of the Credit Facility.  Subject to the terms and conditions hereof, all credit requested under the Credit Facility shall be made available to the Borrower contemporaneously by all of the Lenders.  Each Lender shall provide to the Borrower its Pro Rata Share of each relevant credit, whether such credit is extended by way of drawdown, rollover or conversion.  No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit under the Credit Facility nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending credit under the Credit Facility.  The failure of any Lender to make available to a Borrower its Pro Rata Share of any credit under the Credit Facility shall not relieve any other Lender of its obligation hereunder to make available to the Borrower its Pro Rata Share of such credit under the Credit Facility.

2.3                          Reduction of Credit Facility

The Borrower may, from time to time and at any time, by notice in writing to the Administrative Agent, permanently reduce the Credit Facility in whole or in part to the extent  the Credit Facility, is not being utilized at the time such notice is given, provided that such reduction shall not become effective until five Banking Days after such notice has been given.  The amount of the Credit Facility will be permanently reduced at the time, and in the amount, of the repayment made pursuant to Section 9.1 and prepayment made pursuant to Section 9.3.  Any repayment or prepayment of credit outstanding under the Credit Facility (other than as set forth above) shall not cause a reduction in the amount of the Credit Facility.  Any repayment of outstanding credit which forms part of any conversion from one type of credit to another type of credit under Article 3 or Article 6 or of any rollover under Article 5 shall not cause any reduction in the amount of the Credit Facility.  Upon any reduction of the Credit Facility, the Individual Commitment of each Lender with respect to the Credit Facility shall thereupon be reduced by an amount equal to such Lender’s Pro Rata Share of the amount of such reduction of the Credit Facility.

2.4                          Termination of Credit Facility

(a)	The Credit Facility shall terminate upon the earliest to occur of:

(i)	the termination of the Credit Facility in accordance with Section 13.1;

(ii)	the date on which the Credit Facility has been permanently reduced to zero pursuant to Section 2.3; and

(iii)	the Maturity Date.

(b)
Upon the termination of the Credit Facility, the right of the Borrower to obtain any credit thereunder and all of the obligations of the Lenders to extend credit thereunder shall automatically terminate.

ARTICLE 3
GENERAL PROVISIONS RELATING TO CREDITS

3.1                          Types of Credit Availments

Subject to the terms and conditions hereof, the Borrower may obtain credit from the Lenders by way of one or more Loans, Bankers’ Acceptances and Letters.

Any extension of credit hereunder by way of Base Rate Canada Loans or LIBOR Loans shall be in a minimum amount of $1,000,000 and by way of Prime Rate Loans, BA Rate Loans or Bankers’ Acceptances shall be in a minimum amount of CDN$1,000,000.  At no time shall the aggregate amount of Letters exceed $150,000,000 or the Exchange Equivalent thereof.

3.2                          Funding of Loans

Subject to the terms and conditions hereof, each Lender shall make available to the Administrative Agent its Pro Rata Share of the principal amount of each Loan under the Credit Facility prior to 12:00 p.m. (Toronto time) on the date of the extension of credit.  The Administrative Agent shall, upon fulfilment by the Borrower of the terms and conditions set forth in Article 12 and unless otherwise irrevocably authorized and directed in the Drawdown Notice, make such funds available to the Borrower on the date of the extension of credit by crediting the Designated Account (or causing such account to be credited).  Unless the Administrative Agent has been notified by a Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Administrative Agent its Pro Rata Share of such Loan, the Administrative Agent may assume that such Lender has made such portion of the Loan available to the Administrative Agent on the date of the extension of credit in accordance with the provisions hereof and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount.  If the Administrative Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand, such Lender’s Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Administrative Agent in connection therewith together with interest thereon at the then prevailing interbank rate for each day from the date such amount is made available to the Borrower until the date such amount is paid or repaid to the Administrative Agent; provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the Borrower shall, without prejudice to any rights that the Borrower might have against such Lender, repay such amount to the Administrative Agent forthwith after demand therefor by the Administrative Agent.  The amount payable by each Lender to the Administrative Agent pursuant hereto shall be set forth in a certificate delivered by the Administrative Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable.  If such Lender makes the payment to the Administrative Agent required herein, the amount so paid shall constitute such Lender’s Pro Rata Share of the Loan for purposes of this agreement and shall entitle the Lender to all rights and remedies against the Borrower in respect of such Loan.

3.3                          Failure of Lender to Fund Loan

If any Lender fails to make available to the Administrative Agent its Pro Rata Share of any Loan as required and the Administrative Agent has not funded, or has funded and demanded repayment from the Borrower,  pursuant to Section 3.2, the Administrative Agent shall forthwith give notice of such failure by such Defaulting Lender to the Borrower and the other Lenders and such notice shall state that any Lender may make available to the Administrative Agent all or any portion of the Defaulting Lender’s Pro Rata Share of such Loan (but in no way shall any other Lender or the Administrative Agent be obliged to do so) in the place and stead of the Defaulting Lender.  If more than one Lender gives notice that it is prepared to make funds available in the place and stead of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the “Contributing Lenders” and individually called the “Contributing Lender”) are prepared to make available exceeds the amount of the advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders’ relative commitments to advance in such circumstances.  If any Contributing Lender makes funds available in the place and stead of a Defaulting Lender in such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the Borrower.  In addition to interest as aforesaid, the Borrower shall pay all amounts owing by the Borrower to the Defaulting Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender) to the Contributing Lenders until such time as the Defaulting Lender pays to the Administrative Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender.

3.4                          Funding of Bankers’ Acceptances

(a)
If the Administrative Agent receives from the Borrower a Drawdown Notice, Rollover Notice or Conversion Notice requesting a drawdown of, a rollover of or a conversion into Bankers’ Acceptances, the Administrative Agent shall notify each Lender, prior to 11:00 a.m. (Toronto time) on the second Banking Day prior to the date of such extension of credit of such request and of each Lender’s Pro Rata Share of such extension of credit.  The Administrative Agent shall also at such time notify the Borrower of each Lender’s Pro Rata Share of such extension of credit.  Each Lender shall, not later than 11:00 a.m. (Toronto time) on the date of each extension of credit by way of Bankers’ Acceptance, accept drafts of the Borrower which are presented to it for acceptance and which have an aggregate face amount equal to such Lender’s Pro Rata Share of the total extension of credit being made available by way of Bankers’ Acceptances on such date, as advised by the Administrative Agent.  Each Lender shall purchase the Bankers’ Acceptances which it has accepted for a purchase price equal to the BA Discounted Proceeds therefor.  Each Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any and all Bankers’ Acceptances accepted and purchased by it.

(b)
The Borrower shall provide for payment to the accepting Lenders of the face amount of each Bankers’ Acceptance at its maturity, either by payment of such amount or through an extension of credit hereunder or through a combination of both.  The Borrower hereby waives presentment for payment of Bankers’ Acceptances by the Lenders and any defence to payment of amounts due to a Lender in respect of a Bankers’ Acceptance which might exist by reason of such Bankers’ Acceptance being held at maturity by such Lender which accepted it and agrees not to claim from such Lender any days of grace for the payment at maturity of Bankers’ Acceptances.

(c)
In the case of a drawdown by way of Bankers’ Acceptance, each Lender shall, forthwith after the acceptance of drafts of the Borrower as aforesaid, make available to the Administrative Agent the BA Proceeds with respect to the Bankers’ Acceptances accepted by it.  The Administrative Agent shall, upon fulfilment by the Borrower of the terms and conditions set forth in Article 12, make such BA Proceeds available to the Borrower on the date of such extension of credit by crediting the applicable Designated Account.  In the case of a rollover of or conversion into Bankers’ Acceptances, each Lender shall retain the Bankers’ Acceptance accepted by it and shall not be required to make any funds available to the Administrative Agent for deposit to the applicable Designated Account; however, forthwith after the acceptance of drafts of the Borrower as aforesaid, the Borrower shall pay to the Administrative Agent on behalf of the Lenders an amount equal to the aggregate amount of the acceptance fees in respect of such Bankers’ Acceptances calculated in accordance with Section 7.7 plus the amount by which the aggregate face amount of such Bankers’ Acceptances exceeds the aggregate BA Discounted Proceeds with respect thereto.

(d)
Any Bankers’ Acceptance may, at the option of the Borrower, be executed in advance by or on behalf of the Borrower, by mechanically reproduced or facsimile signatures of any two officers of the Borrower who are properly so designated and authorized by the Borrower from time to time.  Any Bankers’ Acceptance so executed and delivered by the Borrower to the Lenders shall be valid and shall bind the Borrower and may be dealt with by the Lenders to all intents and purposes as if the Bankers’ Acceptance had been signed in the executing officers’ own handwriting.

(e)
The Borrower shall notify the Lenders as to those officers whose signatures may be reproduced and used to execute Bankers’ Acceptances in the manner provided in Section 3.4(d).  Bankers’ Acceptances with the mechanically reproduced or facsimile signatures of designated officers may be used by the Lenders and shall continue to be valid, notwithstanding the death, termination of employment or termination of authorization of either or both of such officers or any other circumstance.

(f)
The Borrower hereby indemnifies and agrees to hold harmless the Lenders against and from all losses, damages, expenses and other liabilities caused by or attributable to the use of the mechanically reproduced or facsimile signature instead of the original signature of an authorized officer of the Borrower on a Banker’s Acceptance prepared, executed, issued and accepted pursuant to this agreement, except to the extent determined by a court of competent jurisdiction to be due to the gross negligence or wilful misconduct of the Lenders.

(g)
Each Lender agrees that, in respect of the safekeeping of executed drafts of the Borrower which are delivered to it for acceptance hereunder, it shall exercise the same degree of care which it gives to its own property, provided that it shall not be deemed to be an insurer thereof.

(h)
All Bankers’ Acceptances to be accepted by a particular Lender shall, at the option of such Lender, be issued in the form of depository bills made payable originally to and deposited with The Canadian Depository for Securities Limited pursuant to the Depository Bills and Notes Act (Canada).

(i)
In order to facilitate the issuance of Bankers’ Acceptances pursuant to this agreement, the Borrower hereby authorizes each Lender, and appoints each Lender as its attorney, to complete, sign and endorse drafts or depository bills (each such executed draft or bill being herein referred to as a “BA Draft”) on its behalf in handwritten form or by facsimile or mechanical signature or otherwise in accordance with the applicable Drawdown Notice, Rollover Notice or Conversion Notice and, once so completed, signed and endorsed to accept them as Bankers’ Acceptances under this agreement and then if applicable, purchase, discount or negotiate such Bankers’ Acceptances in accordance with the provisions of this agreement.  BA Drafts so completed, signed, endorsed and negotiated on behalf of the Borrower by such Lender shall bind the Borrower as fully and effectively as if so performed by an authorized officer of the Borrower.  Each draft of a Bankers’ Acceptance completed, signed or endorsed by a Lender shall mature on the last day of the term thereof.

3.5                          BA Rate Loans

If in the sole judgement of a Lender, such Lender is unable to extend credit by way of Bankers’ Acceptances in accordance with this agreement, such Lender shall give an irrevocable notice to such effect to the Administrative Agent and the Borrower prior to 10:00 a.m. (Toronto time) on the date of the requested credit extension and shall make available to the Borrower prior to 11:00 a.m. (Toronto time) on the date of such requested credit extension a Canadian dollar loan (a “BA Rate Loan”) in the principal amount equal to such Lender’s Pro Rata Share of the total credit to be extended by way of Bankers’ Acceptances, such BA Rate Loan to be funded in the same manner as a Loan is funded pursuant to Sections 3.2 and 3.3.  If such BA Rate Loan is a substitute for Bankers’ Acceptances, such BA Rate Loan shall have the same term as such Bankers’ Acceptances.  A BA Rate Loan shall bear such rate of interest per annum throughout the term thereof as shall permit such Lender to obtain the same effective rate as if such Lender had accepted and purchased a Bankers’ Acceptance at the same acceptance fee and pricing at which a Schedule II Lender would have accepted and purchased such Bankers’ Acceptance at approximately 11:00 a.m. (Toronto time) on the date such BA Rate Loan is made, on the basis that, and the Borrower hereby agrees that, for such a BA Rate Loan, interest shall be payable in advance on the date of the extension of credit by the relevant Lender deducting the interest payable in respect thereof from the principal amount of such BA Rate Loan.  All BA Rate Loans to be made by a particular Lender shall, at the option of such Lender, be evidenced by a promissory note in the form of a depository note made payable originally to and deposited with The Canadian Depository for Securities Limited pursuant to the Depository Bills and Notes Act (Canada).

3.6                          Timing of Credit Availments

No Bankers’ Acceptance, BA Rate Loan or LIBOR Loan may have a maturity date later than the Maturity Date.  If, upon termination of the Credit  Facility and release of the Security, an Issuing Lender, in its sole and absolute discretion, agrees to continue to provide a Letter or Letters on behalf of the Borrower, the Borrower shall post cash collateral security with such Issuing Lender as collateral security for the maximum aggregate exposure under such Letter or Letters.  Following such payment by the Borrower to such Issuing Lender, the Borrower shall have no further liability to such Issuing Lender with respect to any such Letter.  Prior to the expiry of any such cash collateralized Letter, the relevant Issuing Lender may, in its sole and absolute direction, pay the beneficiary of such Letter the face amount thereof from the proceeds of said cash collateral as if such beneficiary had presented such Letter to such Issuing lender for payment and thereafter cancel such Letter.  Upon the expiry of any such cash collateralized Letter (or the return thereof by the beneficiary to the relevant Issuing Lender) which (i) has not been presented to the relevant Issuing Lender for payment or (ii) which has been presented to the relevant Issuing Lender for payment of less than the full face value thereof, such Issuing Lender shall promptly return the balance of such cash collateral to the Borrower.

3.7                          Inability to Fund U.S. Dollar Advances in Canada

If a Lender determines in good faith, which determination shall be final, conclusive and binding on the Borrower, and the Administrative Agent notifies the Borrower that (i) by reason of circumstances affecting financial markets inside or outside Canada, deposits of United States dollars are unavailable to such Lender in Canada, (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of LIBOR or Alternate Base Rate Canada, as the case may be, (iii) the making or continuation of United States dollar advances in Canada has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by such Lender to fund the advance) which materially and adversely affects the funding of the advances at any interest rate computed on the basis of the LIBOR or the Alternate Base Rate Canada, as the case may be, or by reason of a change in any applicable law or government regulation, guideline or order (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or in the interpretation thereof by any Official Body affecting such Lender or any relevant financial market, which results in LIBOR or the Alternate Base Rate Canada, as the case may be, no longer representing the effective cost to such Lender of deposits in such market for a relevant Interest Period, or (iv) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or any change therein or any interpretation or application thereof by any Official Body has made it unlawful for such Lender to make or maintain or give effect to its obligations in respect of United States dollar advances in Canada as contemplated herein, then:

(a)
the right of the Borrower to obtain any affected Base Rate Canada Loan or LIBOR Loan from such Lender shall be suspended until such Lender determines that the circumstances causing such suspension no longer exist and such Lender so notifies the Borrower;

(b)	if any affected Base Rate Canada Loan or LIBOR Loan is not yet outstanding, any applicable Drawdown Notice shall be cancelled and the advance requested therein shall not be made;

(c)
if any LIBOR Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a LIBOR Loan is suspended, it shall, subject to the Borrower having the right to obtain credit by way of a Base Rate Canada Loan at such time, be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any Applicable Law) to a Base Rate Canada Loan in the principal amount equal to the principal amount of the LIBOR Loan or, if the Borrower does not have the right to obtain credit by way of a Base Rate Canada Loan at such time, such LIBOR Loan shall be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any Applicable Law) to a loan in such other currency as may be mutually agreed upon in the principal amount equal to the Exchange Equivalent of such LIBOR Loan; and

(d)
if any Base Rate Canada Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a Base Rate Canada Loan is suspended, it shall, subject to the Borrower having the right to obtain credit by way of a LIBOR Loan at such time, be converted to a LIBOR Loan on the third Banking Day thereafter in the principal amount equal to the principal amount of the Base Rate Canada Loan and having an Interest Period of one month or, if the Borrower does not have the right to obtain credit by way of a LIBOR Loan at such time, it shall be immediately converted to a loan in such other currency as may be mutually agreed upon in the principal amount equal to the Exchange Equivalent of the principal amount of the Base Rate Canada Loan.

3.8                          Time and Place of Payments

Unless otherwise expressly provided herein, the Borrower shall make all payments pursuant to this agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit to the relevant Designated Account before 1:00 p.m. (Toronto time) on the day specified for payment and the Administrative Agent shall be entitled to withdraw the amount of any payment due to the Administrative Agent or the Lenders hereunder from such accounts on the day specified for payment.

3.9                          Remittance of Payments

Forthwith after the withdrawal from the Designated Account by the Administrative Agent of any payment of principal, interest, fees or other amounts for the benefit of the relevant Lenders pursuant to Section 3.8, the Administrative Agent shall, subject to Sections 3.3 and 8.3 remit to each Lender, in immediately available funds, such Lender’s Pro Rata Share of such payment (except to the extent such payment results from a Loan with respect to which a Lender had failed, pursuant to Section 3.2, to make available to the Administrative Agent its Pro Rata Share and, where any other Lender has made funds available in the place and stead of a Defaulting Lender); provided that if the Administrative Agent, on the assumption that it will receive, on any particular date, a payment of principal (including, without limitation, a prepayment), interest, fees or other amount under the Credit Facility, remits to each Lender its Pro Rata Share of such payment and the Borrower fails to make such payment, each Lender agrees to repay to the Administrative Agent, forthwith on demand, to the extent that such amount is not recovered from the Borrower on demand and after reasonable efforts by the Administrative Agent to collect such amount (without in any way obligating the Administrative Agent to take any legal action with respect to such collection), such Lender’s Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the then prevailing interbank rate for each day from the date such amount is remitted to the Lenders until the date such amount is paid or repaid to the Administrative Agent, the exact amount of the repayment required to be made by the Lenders pursuant hereto to be as set forth in a certificate delivered by the Administrative Agent to each Lender, which certificate shall constitute prima facie evidence of such amount of repayment.

3.10                          Evidence of Indebtedness

The Administrative Agent shall maintain accounts wherein the Administrative Agent shall record the amount of credit outstanding, each payment of principal and interest on account of each Loan, each Bankers’ Acceptances accepted and cancelled and all other amounts becoming due to and being paid to the Lenders or the Administrative Agent hereunder, including standby fees.  The Administrative Agent’s accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower pursuant to this agreement.

3.11                          Notice Periods

Each Drawdown Notice, Rollover Notice, Conversion Notice and Prepayment Notice shall be given to the Administrative Agent:

(a)
prior to 10:00 a.m. (Toronto time) on the third Banking Day prior to the date of any voluntary prepayment or the date of a drawdown of, rollover of, conversion into or conversion of a Bankers’ Acceptance or LIBOR Loan or the issuance of any Letter; and

(b)	prior to 10:00 a.m. (Toronto time) on the second Banking Day prior to the date of any other drawdown, rollover or conversion.

3.12                          General Provisions Relating to All Letters

(a)
The Borrower hereby acknowledges and confirms to the Issuing Lenders that the Issuing Lenders shall not be obliged to make any inquiry or investigation as to the right of any beneficiary to make any claim or draft or request any payment under a Letter and payment by an Issuing Lender pursuant to a Letter shall not be withheld by such Issuing Lender by reason of any matters in dispute between the beneficiary thereof and the Borrower.  The sole obligation of the Issuing Lenders with respect to Letters is to cause to be paid a draft drawn or purporting to be drawn in accordance with the terms of the applicable Letter and for such purpose the relevant Issuing Lender is only obliged to determine that the draft purports to comply with the terms and conditions of the relevant Letter.

(b)
The Issuing Lenders shall not have any responsibility or liability for or any duty to inquire into the form, sufficiency (other than to the extent provided in the preceding paragraph), authorization, execution, signature, endorsement, correctness (other than to the extent provided in the preceding paragraph), genuineness or legal effect of any draft, certificate or other document presented to it pursuant to a Letter and the Borrower unconditionally assumes all risks with respect to the same.  The Borrower agrees that it assumes all risks of the acts or omissions of the beneficiary of any Letter with respect to the use by such beneficiary of the relevant Letter.

(c)	The obligations of the Borrower hereunder with respect to Letters shall be absolute, unconditional and irrevocable and shall not be reduced by any event or occurrence including, without limitation:

(i)	any lack of validity or enforceability of this agreement or any such Letter;

(ii)	any amendment or waiver of or any consent to departure from this agreement;

(iii)
the existence of any claim, set-off, defence or other rights which the Borrower may have at any time against any beneficiary or any transferee of any such Letter (or any person or entities for whom any such beneficiary or any such transferee may be acting), any Lender, the Issuing Lenders or any other Person;

(iv)
any draft, statement or other document presented under any such Letter proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever;

(v)	payment by an Issuing Lender under such Letter against presentation of a sight draft or certificate which does not comply with the terms of such Letter;

(vi)	any non-application or misapplication by the beneficiary of such Letter of the proceeds of any drawing under such Letter;

(vii)	the surrender or impairment of any Security; or;

(viii)	any reduction or withdrawal of an Issuing Lender’s credit rating by any rating agency.

The obligations of the Borrower hereunder with respect to Letters shall remain in full force and effect and shall apply to any amendment to or extension of the expiration date of any such Letter.

(d)
Any action, inaction or omission taken or suffered by an Issuing Lender or any of such Issuing Lender’s correspondents under or in connection with a Letter or any draft made thereunder, if in good faith and in conformity with foreign or domestic laws, regulations or customs applicable thereto, shall be binding upon the Borrower and shall not place such Issuing Lender or any of its correspondents under any resulting liability to the Borrower.  Without limiting the generality of the foregoing, each Issuing Lender and its correspondents may receive, accept or pay as complying with the terms of a Letter, any draft thereunder, otherwise in order which may be signed by, or issued to, the administrator or any executor of, or the trustee in bankruptcy of, or the receiver for any property of, or other Person or entity acting as the representative or in the place of, such beneficiary or its successors and assigns.  The Borrower covenants that it will not take any steps, issue any instructions to any Issuing Lender or any of its correspondents or institute any proceedings intended to derogate from the right or ability of an Issuing Lender or its correspondents to honour and pay any draft or drafts.

(e)
The Borrower agrees that the Lenders, the Issuing Lenders and the Administrative Agent shall have no liability to it for any reason in respect of or in connection with any Letter, the issuance thereof, any payment thereunder, or any other action taken by the Lenders, the Issuing Lenders or the Administrative Agent or any other person in connection therewith, other than on account of an Issuing Lender’s gross negligence or wilful misconduct.

(f)
Save to the extent expressly provided otherwise in this Section 3.12, the rights and obligations between each Issuing Lender and the Borrower with respect to each Letter shall be determined in accordance with the applicable provisions of the (i) Uniform Customs and Practice for Documentary Credits (2006 Revision), ICC Publications 600 or (ii) the International Standby Practices - ISP98, ICC Publication No. 590, as applicable.

(g)	Letters issued hereunder shall be denominated only in United States, Canadian or Australian dollars or such other currency as may be agreed by the relevant Issuing Lender.

3.13                          Administrative Agent’s Discretion to Allocate

Notwithstanding the provisions of Section 3.2 with respect to the funding of Loans and Bankers’ Acceptances in accordance with each Lender’s Pro Rata Share, the Administrative Agent shall be entitled to reallocate the funding or reimbursement obligations among the relevant Lenders in order to ensure, to the greatest extent practicable, that after such funding the aggregate amount of credit extended hereunder by each Lender coincides with such Lender’s Pro Rata Share of the aggregate amount of credit extended under the Credit Facility by all of the Lenders, provided that no such allocation shall result in the aggregate amount of credit extended hereunder by any Lender exceeding such Lender’s Individual Commitment.

3.14                          Cost of Funds

If the Majority Lenders notify the Administrative Agent at least one Banking Day before the date of any proposed drawdown, conversion or rollover of a LIBOR Loan that LIBOR, for any interest period for such LIBOR Loans will not adequately reflect the cost to such Majority Lenders of making, funding or maintaining their respective LIBOR Loans for such Interest Period, the Administrative Agent shall forthwith so notify the Borrower and the Lenders, whereupon (i) each LIBOR Loan will automatically, on the last day of the then existing interest period therefor, convert into a Base Rate Canada Loan and (ii) the obligation of the Lenders to make or to convert into, LIBOR Loans shall be suspended until the Administrative Agent shall notify the Borrower and the Lenders that the circumstances causing such suspension no longer exist.

3.15                          Effect of Benchmark Discontinuance Event

(a)
Notwithstanding anything to the contrary herein or any other Credit Document, upon the occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, the Administrative Agent and the Borrower may amend this Agreement to replace LIBOR with a Benchmark Replacement.  Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. on the fifth (5th) Banking Day after the Administrative Agent has posted such proposed amendment to all Lenders and the Borrower so long as the Administrative Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Majority Lenders; provided that, with respect to any proposed amendment containing a SOFR-Based Rate, the Majority Lenders shall be entitled to object only to the Benchmark Replacement Adjustment contained therein. Any such amendment with respect to an Early Opt-in Election will become effective on the date that Lenders comprising the Majority Lenders have delivered to the Administrative Agent written notice that such Majority Lenders accept such amendment. No replacement of LIBOR with a Benchmark Replacement pursuant to this Section 3.15 will occur prior to the applicable Benchmark Transition Start Date.

(b)
In connection with the implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement.

(c)
The Administrative Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date and Benchmark Transition Start Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes and (iv) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or Lenders pursuant to this Section 3.15, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section 3.15.

Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any request for, conversion to or continuation of LIBOR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for, or conversion to, Base Rate Loans.

ARTICLE 4
DRAWDOWNS

4.1                          Drawdown Notice

Subject to Sections 3.1 and 3.7 and provided that all of the applicable conditions precedent set forth in Article 12 have been fulfilled by the Borrower or waived by the Lenders as provided in Section 14.4, the Borrower may, from time to time, obtain credit hereunder by giving to the Administrative Agent a duly executed irrevocable notice in substantially the form of Schedule D hereto (“Drawdown Notice”) in accordance with Section 3.11 and specifying:

(a)	the date the credit is to be obtained;

(b)	whether the credit is to be obtained by way of Prime Rate Loan, Base Rate Canada Loan, LIBOR Loan, Bankers’ Acceptances or Letter;

(c)	in the case of any credit to be obtained by way of a Loan, the principal amount of the Loan;

(d)	if the credit is to be obtained by way of Bankers’ Acceptances, the aggregate face amount of the Bankers’ Acceptances to be issued and the term of the Bankers’ Acceptances;

(e)	if the credit is to be obtained by way of LIBOR Loan, the applicable Interest Period;

(f)
if the credit is to be obtained by way of Letter, the named beneficiary of the Letter, the maturity date and amount of the Letter, the currency in which the Letter is to be denominated and all other terms of the Letter (including, without limitation, the proposed form of the Letter); and

(g)	the details of any irrevocable authorization and direction pursuant to Section 3.2.

4.2                          Subsidiary Reimbursement Covenant

If credit is to be obtained by way of Letter and if such Letter is to be issued on behalf of a Subsidiary of the Borrower as well as on behalf of the Borrower, the Borrower shall ensure that accompanying such Drawdown Notice is an instrument, substantially in the form of Schedule M hereto, and pursuant to which such Subsidiary shall agree, without qualification, to reimburse the relevant Issuing Lender on demand for the full amount of each and any Letter presented to and paid by the relevant Issuing Lender in accordance with such Letter.

ARTICLE 5
ROLLOVERS

5.1                          Bankers’ Acceptances

Provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.3, requested the Lenders to accept its drafts to replace all or a portion of outstanding Bankers’ Acceptances as they mature, each Lender shall, on the maturity of such Bankers’ Acceptances and concurrent with the payment by the Borrower to such relevant Lender of the face amount of such Bankers’ Acceptances or the portion thereof to be replaced, accept the Borrower’s draft or drafts having an aggregate face amount equal to its Pro Rata Share of the aggregate face amount of the matured Bankers’ Acceptances or the portion thereof to be replaced in accordance with Section 3.4.

5.2                          LIBOR Loans

Subject to Section 3.7 and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.3, requested the Lenders to continue to extend credit by way of a LIBOR Loan to replace all or a portion of an outstanding LIBOR Loan as it matures, each Lender shall, on the maturity of such LIBOR Loan, continue to extend credit to the Borrower by way of a LIBOR Loan (without a further advance of funds to the Borrower) in the principal amount equal to such relevant Lender’s Pro Rata Share of the principal amount of the matured LIBOR Loan or the portion thereof to be replaced.

5.3                          Rollover Notice

The notice to be given to the Administrative Agent pursuant to Section 5.1 or 5.2 (“Rollover Notice”) shall be irrevocable, shall be given in accordance with Section 3.11, shall be in substantially the form of Schedule E hereto and shall specify:

(a)	the maturity date of the maturing Bankers’ Acceptances or the maturing LIBOR Loan, as the case may be;

(b)	the face amount of the maturing Bankers’ Acceptances or the principal amount of the maturing LIBOR Loan, as the case may be, and the portion thereof to be replaced;

(c)
in the case of a maturing LIBOR Loan, the maturity date of the maturing LIBOR Loan, the principal amount of the maturing LIBOR Loan and the portion thereof to be replaced and the Interest Period or Interest Periods of the replacement LIBOR Loans; and

(d)	in the case of maturing Bankers’ Acceptances, the aggregate face amount of the new Bankers’ Acceptances to be issued and the term of the new Bankers’ Acceptances.

5.4                          Absence of Notice

Subject to Section 3.7, in the absence of a Rollover Notice or Conversion Notice within the appropriate time periods referred to herein, a maturing LIBOR Loan in favour of the Borrower shall be automatically rolled over to a LIBOR Loan with an Interest Period of one month and a maturing Bankers’ Acceptance or BA Rate Loan shall be automatically rolled over to a Bankers’ Acceptance or BA Rate Loan with a term of 30 days, as though a notice to such effect had been given in accordance with Section 5.3.

ARTICLE 6
CONVERSIONS

6.1                          Converting Loan to Other Type of Loan

Subject to the provisions hereof and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.4, requested the Lenders to convert all or a portion of an outstanding Loan (other than a BA Rate Loan) into another type of Loan (other than a BA Rate Loan), each Lender shall, on the date of conversion (which, in the case of the conversion of all or a portion of an outstanding LIBOR Loan, shall be the date on which such Loan matures), continue to extend credit to the Borrower by way of the type of Loan into which the outstanding Loan or a portion thereof is converted (with a repayment and a subsequent advance of funds to the Borrower) in the aggregate principal amount equal to such relevant Lender’s Pro Rata Share of the principal amount of the outstanding Loan or the portion thereof which is being converted.

6.2                          Converting Loan to Bankers’ Acceptances

Provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.4, requested the relevant Lenders to accept its drafts to replace all or a portion of an outstanding Loan and, if a LIBOR Loan or a BA Rate Loan is to be replaced the date of conversion is the date on which such Loan matures, each Lender shall, on the date of conversion and concurrent with the payment by the Borrower to each relevant Lender of the principal amount of such outstanding Loan or the portion thereof which is being converted, accept the Borrower’s draft or drafts having an aggregate face amount equal to its Pro Rata Share of the aggregate principal amount of such Loan or the portion thereof which is being converted or the Canadian Dollar Equivalent thereof, as the case may be, such acceptance to be in accordance with Section 3.4.

6.3                          Converting Bankers’ Acceptances to Loan

Each Lender shall, on the maturity date of a Bankers’ Acceptance which such Lender has accepted, pay to the holder thereof the face amount of such Bankers’ Acceptance.  Subject to Sections 3.1 and 3.7 and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.4, requested the Lenders to convert all or a portion of outstanding maturing Bankers’ Acceptances into a Loan, each Lender shall, upon the maturity date of such Bankers’ Acceptances and the payment by such Lender to the holders of such Bankers’ Acceptances of the aggregate face amount thereof and concurrent with the payment by the Borrower to such relevant Lender of the aggregate face amount of such Bankers’ Acceptances, extend credit to the Borrower by way of the Loan into which the matured Bankers’ Acceptances or a portion thereof are converted in the aggregate principal amount equal to its Pro Rata Share of the aggregate face amount or the U.S. Dollar Equivalent of the aggregate face amount, as the case may be, of the matured Bankers’ Acceptances or the portion thereof which are being converted.  Where a particular relevant Lender has funded the Borrower by way of a BA Rate Loan rather than by way of Bankers’ Acceptances, the provisions of this Section 6.3 as they relate to Bankers’ Acceptances shall apply mutatis mutandis to such BA Rate Loan.

6.4                          Conversion Notice

The notice to be given to the Administrative Agent pursuant to Section 6.1, 6.2 or 6.3 (“Conversion Notice”) shall be irrevocable, shall be given in accordance with Section 3.11, shall be in substantially the form of Schedule F hereto and shall specify:

(a)	whether an outstanding Loan or Bankers’ Acceptances are to be converted and, if an outstanding Loan is to be converted, the type of Loan to be converted;

(b)	the date on which the conversion is to take place;

(c)	the face amount of the Bankers’ Acceptances or the portion thereof which is to be converted or the principal amount of the Loan or the portion thereof which is to be converted;

(d)	the type and amount of the Loan or Bankers’ Acceptances into which the outstanding Loan or Bankers’ Acceptances are to be converted;

(e)	if an outstanding Loan or Bankers’ Acceptances are to be converted into a LIBOR Loan, the applicable Interest Period; and

(f)	if an outstanding Loan is to be converted into Bankers’ Acceptances, the aggregate face amount of the new Bankers’ Acceptances to be issued and the term of the new Bankers’ Acceptances.

6.5                          Conversion by Lenders

Upon written notice to such effect to the Borrower at such time as a Default has occurred and is continuing, the Administrative Agent may, as applicable, on the maturity date of a Bankers’ Acceptance, BA Rate Loan or a LIBOR Loan, convert such Bankers’ Acceptance, BA Rate Loan or LIBOR Loan into Prime Rate Loan or Base Rate Canada Loan, as applicable, as though a notice to such effect had been given in accordance with Section 6.4.

ARTICLE 7
INTEREST AND FEES

7.1                          Interest Rates

The Borrower shall pay to the relevant Lenders, in accordance with Section 3.8, interest on the outstanding principal amount from time to time of each Loan (other than a BA Rate Loan) at the rate per annum equal to:

(a)	in the case of each Prime Rate Loan, the Prime Rate plus the Applicable Rate;

(b)	in the case of each Base Rate Canada Loan, the Alternate Base Rate Canada plus the Applicable Rate; and

(c)	in the case of each LIBOR Loan, the applicable LIBOR plus the Applicable Rate.

7.2                          Calculation and Payment of Interest

(a)
Interest on the outstanding principal amount from time to time of each Prime Rate Loan and Base Rate Canada Loan shall accrue from day to day from and including the date on which credit is obtained by way of such Loan to but excluding the date on which such Loan is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 365 or 366, as the case may be.

(b)
Interest on the outstanding principal amount from time to time of each LIBOR Loan shall accrue from day to day from and including the date on which credit is obtained by way of such Loan to but excluding the date on which such Loan is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 360.

(c)	Accrued interest shall be paid,

(i)	in the case of interest on Prime Rate Loans and Base Rate Canada Loans, in arrears monthly on the 22nd day of each calendar month; and

(ii)
in the case of interest on LIBOR Loans, on the last day of the applicable Interest Period; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period and on the date on which such LIBOR Loans are otherwise required to be repaid.

7.3                          General Interest Rules

(a)
For the purposes hereof, whenever interest is calculated on the basis of a year of 360 or 365 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365 days, respectively.

(b)	Interest on each Loan and on overdue interest thereon shall be payable in the currency in which such Loan is denominated during the relevant period.

(c)
If the Borrower fails to pay any fee or other amount of any nature payable by them to any Finance Party hereunder or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, the Borrower shall pay to such Finance Party, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to (x) the Prime Rate plus the Applicable Rate plus 2% in the case of overdue amounts denominated in Canadian dollars and (y) the Alternate Base Rate Canada plus the Applicable Rate plus 2% in the case of overdue amounts denominated in U.S. dollars.  Such interest on overdue amounts shall become due and be paid on demand made by the Administrative Agent.

7.4                          Selection of Interest Periods

With respect to each LIBOR Loan, the Borrower shall specify in the Drawdown Notice, Rollover Notice or Conversion Notice, the duration of the Interest Period provided that:

(a)
Interest Periods shall have a duration of one, two, three or six months (subject to availability and to the aggregate number of Interest Periods with different dates outstanding being not more than ten (10));

(b)
the first Interest Period for a LIBOR Loan shall commence on and include the day on which credit is obtained by way of such Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto; and

(c)
if any Interest Period would end on a day which is not a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Banking Day.

7.5                          Standby Fee

Upon the first Banking Day following completion of each Fiscal Quarter and on the termination of the Credit Facility, the Borrower shall pay in accordance with Section 3.8, to the Lenders, in arrears, a standby fee calculated at the rate per annum, on the basis of a year of 365 or 366 days (as applicable), equal to the Applicable Rate on the daily Available Credit during the most recently completed Fiscal Quarter, such fee to accrue daily from the date of the execution and delivery of this agreement to and including the termination of the Credit Facility.  Notwithstanding the foregoing, standby fees shall cease to accrue on the unfunded portion of the Individual Commitment of any Lender while it is a Defaulting Lender.

7.6                          Letter Fees

The Borrower shall pay to the Lenders in respect of each Letter, in accordance with Section 3.8, an issuance fee quarterly in arrears on the first Banking Day of each Fiscal Quarter, calculated at a rate per annum equal to the Applicable Rate on the basis of a year of 365 or 366 days (as applicable) and on the amount of each such Letter for a period of time equal to the number of days in the preceding Fiscal Quarter on which such Letter was outstanding.  In addition, with respect to all Letters, the Borrower shall from time to time pay to the Issuing Lender a fronting fee as specified in the relevant Issuing Lender Fee Letter along with its usual and customary fees (at the then prevailing rates) for the amendment, delivery and administration of letters of credit such as the Letters.  Each such payment is non-refundable and fully earned when due.

7.7                          Acceptance Fees

(a)
Upon the acceptance of any draft of the Borrower under the Credit Facility pursuant hereto, the Borrower shall pay to the Lenders, in the manner provided herein, in advance, an acceptance fee calculated at the rate per annum, on the basis of a year of 365 days, equal to the Applicable Rate on the face amount of such Bankers’ Acceptance for its term, being the actual number of days in the period commencing on the date of acceptance of the Borrower’s draft and ending on but excluding the maturity date of the Bankers’ Acceptance; provided, however, that such fee shall not be less than CDN$500 with respect to any single transaction involving the issuance of one or more Bankers’ Acceptances.

(b)
With respect to each drawdown by way of Bankers’ Acceptances, such acceptance fees shall be paid by the Lenders deducting the amount thereof from the BA Discounted Proceeds before advancing the BA Proceeds to the Administrative Agent as provided in Section 3.4(c).  With respect to each rollover or conversion into Bankers’ Acceptances, such acceptance fees shall be paid by the Borrower to the Administrative Agent as provided in Section 3.4(c).  Each such payment is non-refundable and fully earned when due.

7.8                          Applicable Rate Adjustment

On the third Banking Day following each date the Borrower delivers a Compliance Certificate to the Administrative Agent pursuant to Section 11.1(a)(iii) which discloses a Net Leverage Ratio at a Level which differs from the Level then in effect, the Applicable Rate shall change to reflect that new Level.  The Applicable Rate applicable to all Loans and Letters outstanding on the date any such change takes effect and the Standby Fees (as set out in Schedule I) will be adjusted immediately, but without retroactive effect.  There will be no adjustments made with respect to outstanding Bankers’ Acceptances.  Notwithstanding the foregoing:  (i) if the Borrower fails to deliver a Compliance Certificate to the Administrative Agent by the date required to do so under Section 11.1(a)(iii), the Net Leverage Ratio shall be deemed as from such date to be at Level V until such failure is cured, at which time the Applicable Rate shall be determined in accordance with the table set forth in Schedule I, but without any adjustments having retroactive effect, and (ii) if an Event of Default has occurred and is continuing, the Applicable Rate applicable to all Levels shall, to the extent permitted by Applicable Law, be increased by 2% per annum, but without duplication of the rate specified in Section 7.3(c) as being applicable on overdue amounts.

ARTICLE 8
RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

8.1                          Conditions of Credit

The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 8.

8.2                          Change of Circumstances

(a)	Increased Costs Generally. If from time to time any Change in Law shall:

(i)
impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(ii)
subject any Lender to any Tax of any kind whatsoever with respect to this Agreement, any Letter, any participation in a Letter, or any Loan made by it or Bankers’ Acceptance accepted by it or change the basis of taxation of payments to such Lender in respect thereof, except for (A) Indemnified Taxes or Other Taxes covered by Section 8.6, and (B) the imposition, or any change in the rate, of any Excluded Tax payable by such Lender; or

(iii)	impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Loans made by such Lender or any Letter or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan) or accepting any Bankers’ Acceptance, or to increase the cost to such Lender or the Issuing Lender of participating in, issuing or maintaining any Letter (or of maintaining its obligation to participate in or to issue any Letter), or to reduce the amount of any sum received or receivable by such Lender or the Issuing Lender hereunder (whether of principal, interest or any other amount), then upon request of such Lender from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered, such amount or amounts to be determined in the sole and absolute discretion of the relevant Lender. Provided that for the purposes of determining whether a Change in Law has occurred, (A) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all regulations, requests, rules, guidelines or directives thereunder or issued in connection therewith, in each case not announced or known and implemented before the date of this Agreement that are applicable to a Lender making a claim for compensation under this Section 8.2 and (B) all regulations, requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States, Canadian or other regulatory authorities, in each case pursuant to Basel III and in each case only in the form adopted by the Official Bodies asserting relevant jurisdiction over the Lender seeking compensation under this Section 8.2, but excluding any amounts that have arisen as a result of any rules or directives (including any transitional rules) relating to Basel III to which a Lender making a claim for compensation under this Section 8.2 is already subject, shall in each case be deemed to have been introduced or adopted after the date of this Agreement for the purposes of this Section 8.2, regardless of the date enacted, adopted or issued.

(b)
Capital and Liquidity Requirements.  If any Lender determines in its sole and absolute discretion that any Change in Law affecting such Lender or any lending office of such Lender or such Lender’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Individual Commitment of such Lender or the Loans made by, Bankers’ Acceptances accepted by it or the Letters issued or participated in by such Lender, to a level below that which such Lender or its holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of its holding company with respect to, as applicable, capital adequacy or liquidity requirements), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or its holding company for any such reduction suffered. Provided that for the purposes of determining whether a Change in Law has occurred, (A) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all regulations, requests, rules, guidelines or directives thereunder or issued in connection therewith, in each case not announced or known and implemented before the date of this Agreement that are applicable to a Lender making a claim for compensation under this Section 8.2 and (B) all regulations, requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States, Canadian or other regulatory authorities, in each case pursuant to Basel III and in each case only in the form adopted by the Official Bodies asserting relevant jurisdiction over the Lender seeking compensation under this Section 8.2, but excluding any amounts that have arisen as a result of any rules or directives (including any transitional rules) relating to Basel III to which a Lender making a claim for compensation under this Section 8.2 is already subject, shall in each case be deemed to have been introduced or adopted after the date of this Agreement for the purposes of this Section 8.2, regardless of the date enacted, adopted or issued.

(c)
Certificates for Reimbursement.  A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower from time to time shall be prima facie evidence of such amounts absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d)
Delay in Requests.  Failure or delay on the part of any Lender to demand compensation pursuant to this Section 8.2 shall not constitute a waiver of such Lender’s right to demand such compensation, except that the Borrower shall not be required to compensate a Lender pursuant to this Section 8.2 for any increased costs incurred or reductions suffered more than four months prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefore, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the four-month period referred to above shall be extended to include the period of retroactive effect thereof. No Lender shall demand compensation pursuant to this Section 8.2 unless (i) such Lender is generally making corresponding demands on similar types of borrowers for similar amounts pursuant to similar provisions in other loan documents to which such Lender is a party, or (ii) if the Change in Law giving rise to the increased cost is not of general application to similarly regulated financial institutions.

(e)
Alternate Booking Points.  Each Lender agrees that, as promptly as practicable after it becomes aware of the occurrence of an event or the existence of a condition that would cause it to seek additional amounts from the Borrower pursuant to Section 8.2, it will use reasonable efforts to make, fund or maintain the affected credit of such Lender through another lending office or take such other actions as it deems appropriate if as a result thereof the additional moneys which would otherwise be required to be paid in respect of such credit pursuant to Section 8.2, would be reduced and if, as determined by such Lender in its sole discretion, the making, funding or maintaining of such affected credit through such other lending office or the taking of such other actions would not otherwise adversely affect such credit or such Lender and would not, in such Lender’s sole discretion, be commercially unreasonable.

8.3                          Failure to Fund as a Result of Change of Circumstances

If any Lender but not all of the Lenders who have Individual Commitments seeks additional compensation pursuant to Section 8.2 or any Lender becomes a Defaulting Lender (the “Affected Lender”), then the Borrower may indicate to the Administrative Agent in writing that it desires to replace the Affected Lender with one or more of the other Lenders, and the Administrative Agent shall then forthwith give notice to the other Lenders that any such Lender or Lenders may, in the aggregate, advance all (but not part) of the Affected Lender’s Pro Rata Share of the affected credit and, in the aggregate, assume all (but not part) of the Affected Lender’s Individual Commitment and obligations under the Credit Facility and acquire all (but not part) of the rights of the Affected Lender and assume all (but not part) of the obligations of the Affected Lender under each of the other Finance Documents  to the extent they relate to the Credit Facility (but in no event shall any other Lender or the Administrative Agent be obliged to do so).  If one or more Lenders shall so agree in writing (herein collectively called the “Assenting Lenders” and individually called an “Assenting Lender”) with respect to such advance, acquisition and assumption, the Pro Rata Share of such credit of each Assenting Lender and the Individual Commitment and the obligations of such Assenting Lender under the Credit Facility and the rights and obligations of such Assenting Lender under each of the other Finance Documents to the extent they relate to the Credit Facility shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Assenting Lenders) of the Affected Lender’s Pro Rata Share of such credit and Individual Commitments and obligations under the Credit Facility and rights and obligations under each of the other Finance Documents to the extent they relate to the Credit Facility on a date mutually acceptable to the Assenting Lenders and the Borrower.  On such date, the Assenting Lenders shall extend to the Borrower the Affected Lender’s Pro Rata Share of such credit and shall prepay to the Affected Lender the advances of the Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Affected Lender hereunder, and, upon such advance and prepayment by the Assenting Lenders, the Affected Lender shall cease to be a “Lender” for purposes of this agreement and shall no longer have any obligations hereunder.  Upon the assumption of the Affected Lender’s Individual Commitments as aforesaid by an Assenting Lender, Schedule A hereto shall be deemed to be amended to increase the Individual Commitment of such Assenting Lender by the respective amounts of such assumption.  For certainty, the Borrower shall not be required to pay an Affected Lender that is a Defaulting Lender breakage costs or any other amounts required to be paid as a result of any prepayment to such Lender.

8.4                          Indemnity Relating to Credits

Upon notice from the Administrative Agent to the Borrower (which notice shall be accompanied by a detailed calculation of the amount to be paid by the Borrower), the Borrower shall pay to the Administrative Agent or the Lenders such amount or amounts as will compensate the Administrative Agent or the Lenders for any loss, cost or expense incurred by them:

(a)	in the liquidation or redeposit of any funds acquired by the Lenders to fund or maintain any portion of a LIBOR Loan or a BA Rate Loan as a result of:

(i)
the failure of the Borrower to borrow or make repayments on the dates specified under this agreement or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a LIBOR Loan or a BA Rate Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above); or

(ii)
the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a LIBOR Loan or a BA Rate Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above); or

(b)
with respect to any Bankers’ Acceptance arising from claims or legal proceedings, and including reasonable legal fees and disbursements, respecting the collection of amounts owed by the Borrower hereunder in respect of such Bankers’ Acceptance or the enforcement of the Administrative Agent or the Lenders’ rights hereunder in respect of such Bankers’ Acceptance including, without limitation, legal proceedings attempting to restrain the Administrative Agent or the Lenders from paying any amount under such Bankers’ Acceptance.

Notwithstanding the foregoing, the Borrower shall not be required to indemnify a Lender for any such cost or expense if such cost or expense is incurred while such Lender is a Defaulting Lender.

8.5                          Indemnity for Transactional and Environmental Liability

(a)
The Borrower hereby agrees to indemnify and hold each Finance Party and each of their respective officers, directors, employees, and agents (collectively, the “Indemnified Parties”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith asserted by third parties (which, for greater certainty, shall not include the Indemnified Parties) and to which the Indemnified Parties may become subject, including, without limitation, reasonable legal fees and out of pocket disbursements of, and amounts paid in settlement by, the Indemnified Parties which are approved by the Borrower (collectively in this Section 8.5(a), the “Indemnified Liabilities”), arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement of the Credit Documents and any instrument, document or agreement executed pursuant hereto or thereto, except for any such Indemnified Liabilities that a court of competent jurisdiction determines arose on account of an Indemnified Party’s gross negligence, wilful misconduct or breach of this Agreement by such Indemnified Party.

(b)
Without limiting the generality of the indemnity set out in the preceding clause (a), the Borrower hereby further agrees to indemnify and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith asserted by third parties (which, for greater certainty, shall not include the Indemnified Parties) and to which the Indemnified Parties may become subject, including, without limitation, reasonable legal fees and out of pocket disbursements of, and amounts paid in settlement by, the Indemnified Parties which are approved by the Borrower (collectively in this Section 8.5(b), the “Indemnified Liabilities”), with respect to, or as a direct or indirect result of, (i) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by any Company of any Hazardous Material, Contaminant, Pollutant or Waste, and (ii) any other violation of an Environmental Law by any Company, and regardless of whether caused by, or within the control of, such Company, except for any such Indemnified Liabilities that a court of competent jurisdiction determines arose on account of an Indemnified Party’s gross negligence, wilful misconduct or breach of this Agreement by such Indemnified Party.

(c)
All obligations provided for in this Section 8.5 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of the Credit Agreement.  The obligations provided for in this Section 8.5 shall not be reduced or impaired by any investigation made by or on behalf of any Finance Party.

(d)
The Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on the Borrower by this Section 8.5, each Finance Party shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective officers, directors, employees and agents.

(e)
If, for any reason, the obligations of the Borrower pursuant to this Section 8.5 shall be unenforceable, the Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under Applicable Law.

(f)	The indemnity under this Section 8.5 shall not apply to any matters specifically dealt with in Sections 8.2, 8.4, 8.6 or 11.1(f).

8.6                          Gross-Up for Taxes

(a)
Any and all payments made by or on behalf of the Borrower under this agreement or under any other Credit Document (any such payment being hereinafter referred to as a “Payment”) to or for the benefit of the Administrative Agent or any Lender shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future Taxes except to the extent that such deduction or withholding is required by law or the administrative practice of any Official Body.  If any such Taxes are so required to be deducted or withheld from or in respect of any Payment made to or for the benefit of the Administrative Agent or any Lender, the Borrower shall:

(i)	promptly notify the Administrative Agent of such requirement;

(ii)
with respect to Indemnified Taxes, pay to the Administrative Agent or such Lender in addition to the Payment to which the Administrative Agent or such Lender is otherwise entitled, such additional amount as is necessary to ensure that the net amount actually received by such Lender (free and clear of, and net of, any such Taxes, including the full amount of any Taxes required to be deducted or withheld from any additional amount paid by the Borrower under this Section 8.6(a), whether assessable against the Borrower, the Administrative Agent or such Lender) equals the full amount the Administrative Agent or such Lender, would have received had no such deduction or withholding been required;

(iii)	make such deduction or withholding;

(iv)
pay to the relevant Official Body in accordance with Applicable Law the full amount of Taxes required to be deducted or withheld (including the full amount of Taxes required to be deducted or withheld from any additional amount paid by the Borrower to the Administrative Agent or such Lender under this Section 8.6(a)), within the time period required by Applicable Law; and

(v)
as promptly as possible thereafter, forward to the Administrative Agent or the relevant Lender, as the case may be, an original official receipt (or a certified copy), or other documentation reasonably acceptable to the Administrative Agent and such Lender, evidencing such payment to such Official Body.

(b)	In addition, the Borrower agrees to pay any and all present or future Other Taxes.

(c)
The Borrower hereby indemnifies and holds harmless each Lender, on an after-Taxes basis, for the full amount of Taxes and Other Taxes, interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) the Administrative Agent or such Lender, as applicable, and for all expenses, resulting from or relating to the Borrower’s failure to:

(i)	remit to the Administrative Agent or such Finance Party the documentation referred to in Section 8.6(a)(v); or

(ii)	pay any Taxes or Other Taxes when due to the relevant Official Body (including, without limitation, any Taxes imposed by any Official Body on amounts payable under this Section 8.6).

The provisions of this Section 8.6(c) shall apply whether or not such Taxes or Other Taxes were correctly or legally assessed.  The Administrative Agent or any Lender who pays any Taxes, Other Taxes (or to the extent contemplated above, interest, penalties, liabilities and expenses), shall promptly notify the Borrower of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of the Borrower under this Section 8.6. Payment pursuant to this indemnification shall be made within 30 days from the date the Administrative Agent or the relevant Lender, as the case may be, makes written demand therefor accompanied by a certificate as to the amount of such Taxes, Other Taxes (or to the extent contemplated above, interest, penalties, liabilities and expenses) and the calculation thereof, which calculation shall be prima facie evidence of such amount.

(d)
If the Borrower determines in good faith that a reasonable basis exists for contesting any Indemnified Taxes for which a payment has been made under this Section 8.6, the relevant Lender or the Administrative Agent, as applicable, shall, if so requested by the Borrower, cooperate with the Borrower in challenging such Indemnified Taxes at the Borrower’s expense.

(e)
If any Lender or the Administrative Agent, as applicable, receives a refund of, or credit for, Taxes for which a payment has been made by the Borrower under this Section 8.6, which refund or credit in the good faith judgment of such Lender or the Administrative Agent, as the case may be, is attributable to the Indemnified Taxes giving rise to such payment made by the Borrower, then the Lender or the Administrative Agent, as the case may be, shall reimburse the Borrower for such amount (if any, but not exceeding the amount of any payment made under this Section 8.6 that gives rise to such refund or credit), net of out-of-pocket expenses of such Lender or the Administrative Agent, as the case may be, which the Administrative Agent or such Lender, as the case may be, determines in its absolute discretion will leave it, after such reimbursement, in no better or worse position than it would have been in if such Indemnified Taxes had not been exigible.  The Borrower, upon the request of the Administrative Agent or any Lender, agrees to repay the Administrative Agent or such Lender, as the case may be, any portion of any such refund or credit paid over to the Borrower that the Administrative Agent or such Lender, as the case may be, is required to pay to the relevant Official Body and agrees to pay any interest, penalties or other charges paid by such Lender or the Administrative Agent, as the case may be, as a result of or related to such payment to such Official Body.  Neither the Administrative Agent nor any Lender shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund or credit.  None of the Lenders nor the Administrative Agent shall be obliged to disclose any information regarding its tax affairs or computations to the Borrower or any other Person in connection with this Section 8.6(e) or any other provision of this Section 8.6.

(f)
The Borrower also hereby indemnifies and holds harmless the Administrative Agent and each Lender, on an after-Taxes basis, for any additional taxes on net income that the Administrative Agent or such Lender may be obliged to pay as a result of the receipt of amounts under this Section 8.6.

(g)
Any Lender that is entitled to an exemption from or reduction of withholding Taxes or Other Taxes under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to Payments shall deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law and reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by Applicable Law (if any) as will permit such payments to be made without withholding or at a reduced rate of withholding.  In addition, any Lender, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law (if any) or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements.  Notwithstanding the foregoing, no Lender shall be required to deliver any documentation pursuant to this Section 8.6(g) that such Lender is not legally able to deliver.

(h)
Each Lender represents that as of the date of this agreement it is a resident of Canada for purposes of Part XIII of the Tax Act and covenants that it will inform the Borrower and the Administrative Agent of (i) any change to its residency for purposes of Part XIII of the Tax Act or (ii) any assertion by a governmental body or agency of a change to its residency that would have effect for purposes of Part XIII of the Tax, within five Banking Days of such change or assertion.

(i)
Additional amounts payable under Section 8.6(a) have the same character as the Payments to which they relate.  For greater certainty, for example, additional amounts payable under Section 8.6(a), in respect of interest payable under a Credit Document, shall be payments of interest under such Credit Document.  All payments made under this Section 8.6 shall be subject to the provisions of this Section 8.6.

(j)
The Borrower’s obligations under this Section 8.6 shall survive without limitation the termination of the Credit Facility and this agreement and all other Credit Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder.

ARTICLE 9
REPAYMENTS AND PREPAYMENTS

9.1                          Repayment of Credit Facility

The Borrower shall repay to the Lenders in full the outstanding credit granted to the Borrower under the Credit Facility on the Maturity Date together with all accrued and unpaid interest thereon and all accrued and unpaid fees with respect thereto.

9.2                          Voluntary Prepayments under a Credit Facility

Subject to Section 9.4, the Borrower shall be entitled to prepay all or any portion of the outstanding Loans under the Credit Facility at any time, without penalty, provided that Section 8.4 shall be complied with in connection with any such prepayment and the Borrower gives the Administrative Agent not less than five Banking Days’ prior written notice of the proposed prepayment.  Amounts which are prepaid as aforesaid may be reborrowed.

9.3                          Mandatory Prepayments

On each occasion that a Prepayment Trigger Event occurs, the Borrower shall give written notice thereof to the Administrative Agent and shall, within two Banking Days after the occurrence of such Prepayment Trigger Event, cause to be prepaid outstanding credit granted to the Borrower under the Credit Facility in an amount equal to the relevant Net Cash Proceeds provided that Section 8.4 shall be complied with in connection with any such prepayment.  Amounts which are prepaid as aforesaid may not be reborrowed.  As concerns any Bankers’ Acceptances that otherwise would be subject to prepayment pursuant to this Section 9.3, the Borrower shall forthwith upon demand by the Administrative Agent cause to be paid to the Administrative Agent an amount equal to the aggregate face amount of such Bankers’ Acceptances, such amount to be held by the Administrative Agent against any amount owing by the Borrower to the Lenders in respect of such Bankers’ Acceptances.  Any such amount paid to the Administrative Agent shall be held on deposit by the Administrative Agent until the maturity date of such Bankers’ Acceptances, at which time it shall be applied against the indebtedness of the Borrower to the Lenders thereunder.  While on deposit with the Administrative Agent, such amount shall bear interest at the rate applicable to short-term deposits.

9.4                          Prepayment Notice

Any written notice to the Administrative Agent of any voluntary prepayment pursuant to Section 9.2 (a “Prepayment Notice”) shall be irrevocable, shall be given in accordance with Section 3.11 and shall specify:

(a)	the date on which the prepayment is to take place; and

(b)	the type and principal amount of the Loan or the portion thereof which is to be prepaid.

9.5                          Reimbursement or Conversion on Presentation of Letters

(a)
On presentation of a Letter and payment thereunder by an Issuing Lender, the Borrower shall be deemed to have effected, notwithstanding any other provision hereof, a conversion of such Letter into a Base Rate Canada Loan (if such Letter is denominated in any currency other than Canadian dollars) or into a Prime Rate Loan (if such Letter is denominated in Canadian dollars) to the extent of the payment of the relevant Issuing Lender thereunder.

(b)
If an Issuing Lender makes payment under any Letter, then Section 9.5(a) shall apply to deem a Base Rate Canada Loan (if such Letter is denominated in any currency other than Canadian dollars) or into a Prime Rate Loan (if such Letter is denominated in Canadian dollars) to be outstanding to the Borrower in the manner therein set out regardless of whether the conditions set forth in Section 12.1 are satisfied.  Each Lender shall, on request by the relevant Issuing Lender, immediately pay to such Issuing Lender an amount equal to such Lender’s Pro Rata Share of the amount paid by such Issuing Lender in the deemed Loan in accordance with its Pro Rata Share.  The obligation of each Lender to pay an Issuing Lender its Pro Rata Share of each such deemed Loan shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any set-off, counterclaim, recoupment, defence or other right which such Lender may have against the relevant Issuing Lender, the Borrower or any other Person for any reason whatsoever; (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing.

(c)
Each Lender shall immediately on demand indemnify the relevant Issuing Lender to the extent of such Lender’s Pro Rata Share of any amount paid or liability incurred by such Issuing Lender under each Letter issued by it to the extent that the Borrower does not fully reimburse such Issuing Lender therefor.

(d)
Until each Lender funds its Loan pursuant to this Section 9.5 to reimburse the relevant Issuing Lender for any amount drawn under any Letter, interest in respect of such Lender’s Pro Rata Share of such amount shall be solely for the account of such Issuing Lender.

(e)
If any Lender fails to immediately make available to the Administrative Agent for the account of the relevant Issuing Lender any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 9.5, such Issuing Lender shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to such Issuing Lender at a rate per annum equal to (i) Alternate Base Rate Canada, in the case of Letters denominated in U.S. or Australian dollars or (ii) the Prime Rate in the case of Letters denominated in Canadian dollars, in each case plus the Applicable Rate from time to time in effect, plus any administrative, processing or similar fees customarily charged by the relevant Issuing Lender in connection with the foregoing.  If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender’s Pro Rata Share of  the relevant Loan.  A certificate of an Issuing Lender submitted to any Lender (through the Administrative Agent) with respect to any amounts owing under this Section 9.5(e) shall be conclusive absent manifest error.

9.6                          Letters Subject to an Adverse Order

(a)
Subject to Section 13.2, the Borrower shall pay to the relevant Issuing Lender an amount equal to the maximum amount available to be drawn under any unexpired Letter which becomes the subject of any Adverse Order.  Payment in respect of each such Letter shall be due forthwith upon demand.

(b)	Notwithstanding anything in this agreement to the contrary, no Issuing Lender shall be under any obligation to issue any Letter if:

(i)	the issuance of such Letter would violate one or more policies of the relevant Issuing Lender applicable to Letters generally;

(ii)	except as otherwise agreed by the Administrative Agent and the relevant Issuing Lender, such Letter is to be denominated in a currency other than U.S., Canadian or Australian dollars;

(iii)
any order, judgment or decree of any Official Body or arbitrator shall by its terms purport to enjoin or restrain an Issuing Lender from issuing such Letter, or any law applicable to an Issuing Lender or any request or directive (whether or not having the force of law) from any Official Body with jurisdiction over such Issuing Lender shall prohibit, or request that such Issuing Lender refrain from, the issuance of letters of credit generally or such Letter in particular or shall impose upon such Issuing Lender with respect to such Letter any restriction, reserve or capital requirement (for which such Issuing Lender is not otherwise compensated hereunder) not in effect on the date hereof, or shall impose upon such Issuing Lender any unreimbursed loss, cost or expense which was not applicable on the date hereof and which such Issuing Lender in good faith deems material to it; or

(iv)	such Letter contains any provisions for automatic reinstatement of the stated amount after any drawing thereunder;

9.7                          Currency of Repayment

All payments and repayments of outstanding credit hereunder shall be made in the currency of such outstanding credit.

9.8                          Repayment of Credit Excess

In the event that there is a Credit Excess that is greater than or equal to 105% of the Credit Facility, and such Credit Excess is continuing for five consecutive Banking Days or more, the Borrower shall repay to the Lenders on demand the amount of such Credit Excess.  Each such repayment shall first be applied to repay outstanding Prime Rate Loans and Base Rate Canada Loans as selected by the Borrower and, to the extent that the amount of such repayment exceeds the aggregate amount of credit outstanding by way of such Loans which have been repaid, shall then be deposited by the Administrative Agent in a segregated account and held in trust for the Lenders to be applied to repay outstanding BA Rate Loans or LIBOR Loans or to satisfy reimbursement obligations with respect to outstanding Bankers’ Acceptances or Letters as such Loans or Bankers’ Acceptances mature or as such Letters are drawn upon, as the case may be.

9.9                          Extension of Maturity Date

(a)
At any time not earlier than 90 days prior to the anniversary date of this agreement in each year nor later than 60 days prior to the anniversary date of this agreement in each year, the Borrower may, by written request to the Administrative Agent (the “Extension Request”), request that this agreement be amended to extend the then current Maturity Date to a date up to one year later than the then current Maturity Date.  A copy of the Extension Request shall be provided by the Administrative Agent to each of the Lenders in accordance with Section 14.18.  Each Lender may, in its sole discretion and regardless of whether or not there is any Default hereunder, by written notice to the Administrative Agent (the “Extension Response Notice”), not later than 25 days after receipt of the Extension Request (the “Extension Response Period”), approve or decline the Extension Request.  If any Lender does not provide an Extension Response Notice within the Extension Response Period, such Lender shall be deemed to have declined the Extension Request.  If the Majority Lenders approve the Extension Request, the Administrative Agent shall notify the Borrower and the Lenders of such approval and confirm the new Maturity Date, which new Maturity Date shall become effective on and from the then current Maturity Date.  If the Majority Lenders do not approve the Extension Request, the Administrative Agent shall notify the Borrower and the Lenders and the Maturity Date shall not be extended.

(b)	If the Majority Lenders but less than all of the Lenders approve the Extension Request within the Extension Response Period (the “Approving Lenders”), the following shall apply:

(i)
On or before the second Banking Day after the Extension Response Period, the Administrative Agent shall give written notice (the “Acquisition Request Notice”) to the Borrower and each Lender identifying the Approving Lenders and Lender or Lenders that have declined or are deemed to have declined the Extension Request (the “Declining Lenders”) and their respective Individual Commitments.

(ii)
Any Approving Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining Lenders under the Credit Documents (all of such rights and obligations being herein called the “Available Amount”) by giving written notice to the Administrative Agent (an “Acquisition Notice”) of the portion of the Available Amount which it is prepared to acquire (the “Desired Acquisition Amount”).  Such Acquisition Notice shall be given within 10 days following the giving of the Acquisition Request Notice (such deadline being herein called the “Acquisition Deadline”).  If only one Approving Lender gives an Acquisition Notice to the Administrative Agent or if more than one Approving Lender gives an Acquisition Notice to the Administrative Agent but the aggregate of their Desired Acquisition Amounts is less than or equal to the Available Amount, then each such Approving Lender shall be entitled to acquire its Desired Acquisition Amount of the rights and obligations of the Declining Lenders under the Credit Documents.  If more than one Approving Lender gives an Acquisition Notice to the Administrative Agent and the aggregate of the Desired Acquisition Amounts is greater than the Available Amount, then each such Approving Lender shall be entitled to acquire a pro rata share of the rights and obligations of the Declining Lenders under the Credit Documents, such pro rata share being determined based on the relative Desired Acquisition Amount of each such Approving Lender.  On or before the second Banking Day following the Acquisition Deadline, the Administrative Agent shall give to the Borrower and each Lender a written notice identifying the Available Amount of each Declining Lender and the portion thereof to be acquired by each Approving Lender.  Each of such acquisition shall be completed on or before the date which is at least one year prior to the then current Maturity Date (without giving effect to the Extension Request) in accordance with the procedures set out in Section 16.5(c).  If the Available Amount is not completely acquired by the Approving Lenders, the Borrower may locate other Persons (“Substitute Lenders”) who qualify as Lenders, are satisfactory to the Administrative Agent and the Issuing Lenders, acting reasonably, and who acquire all or a portion of the balance of the rights and obligations of the Declining Lenders under the Loan Documents on the date which is two years prior to the then current Maturity Date (without giving effect to the Extension Request) in accordance with the procedures set out in Section 16.5(c).  Any outstanding credit extended by the Declining Lenders to the Borrower which is not so acquired by Approving Lenders or Substitute Lenders shall remain outstanding hereunder subject to the terms and conditions hereof but shall be repaid by the Borrower to the Declining Lender in full on the then current Maturity Date (without giving effect to the Extension Request).

ARTICLE 10
REPRESENTATIONS AND WARRANTIES

10.1                          Representations and Warranties

To induce the Finance Parties to enter into this agreement and to induce the Lenders to extend credit hereunder, the Borrower hereby represents and warrants to the Finance Parties, as of the date of this agreement, as of the date of each extension of credit hereunder made to the Borrower, as of each date on which a Transaction is entered into and as of the last day of each Fiscal Quarter, as follows and acknowledges and confirms that the Finance Parties are relying upon such representations and warranties in entering into this agreement and in the Lenders extending credit hereunder and under the other Finance Documents:

(a)	Status and Power

Each Company is a corporation or other juridical entity duly created and validly subsisting in good standing under the laws of the jurisdiction governing its existence.  Each Company is duly qualified, registered or licensed in all jurisdictions where such qualification, registration or licensing is required except where the lack of such qualification, registration or licensing would not reasonably be expected to have a Material Adverse Effect, and has all requisite corporate or other like capacity, power and authority to own, hold under license or lease its properties, to carry on its business as now conducted, except where the failure to have such capacity, power and authority, would not reasonably be expected to have a Material Adverse Effect.  Each Company has all requisite corporate or other like capacity to enter into, and carry out the transactions contemplated by, the Finance Documents to which is a party.

(b)	Authorization and Enforcement

All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Company of the Finance Documents to which it is a party.  Each Company has duly executed and delivered the Finance Documents to which it is a party.  The Finance Documents to which each Company is a party are legal, valid and binding obligations of such Company enforceable against such Person in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally, (ii) the fact that the courts may deny the granting or enforcement of equitable remedies and (iii) the fact that, pursuant to the Currency Act (Canada), no court in Canada may make an order expressed in any currency other than lawful money of Canada.

(c)	Compliance with Other Instruments

The execution, delivery and performance by each Company of the Finance Documents to which it is a party, and the consummation of the transactions and incurrence of Indebtedness and Liens contemplated herein and therein, do not and will not conflict with, result in any breach or violation of, or constitute a default under, the terms, conditions or provisions of the charter or constating documents or by laws of, or any shareholder agreement or declaration relating to, such Company or of any law, regulation, judgment, decree or order binding on or applicable to such Company or to which its property is subject or of any material agreement (including, without limitation, the Rainy River Stream Agreement), lease, licence, permit or other instrument to which such Company is a party or is otherwise bound or by which such Company benefits or to which its property is subject and do not require the consent or approval of any Official Body or any other party, other than consents and approvals that have been obtained and which remain in full force and effect, and consents and approvals that if not obtained, would not reasonably be expected to result in a Material Adverse Effect.

(d)	Financial Statements

The consolidated financial statements of the Borrower for the most recently completed Fiscal Quarter or Fiscal Year, as the case may be, were prepared in accordance with GAAP and no Material Adverse Change has occurred in the condition, financial or otherwise, of the Borrower since the date of such financial statements.  The consolidated statement of financial position of the aforesaid financial statements presents a fair statement of the financial condition and assets and liabilities of the Borrower as at the date thereof and the consolidated statements of income, changes in Equity and cashflows contained in the aforesaid consolidated financial statements fairly presents the results of the operations of the Borrower throughout the period covered thereby.  Except to the extent reflected or reserved against in the aforesaid consolidated balance sheet (including the notes thereto) and except as incurred in the ordinary and usual course of the business of the Borrower, the Borrower does not have any outstanding Indebtedness or any liability or obligations (whether accrued, absolute, contingent or otherwise) of a material nature customarily reflected or reserved against in a consolidated balance sheet (including the notes thereto) prepared in accordance with generally accepted accounting principles.

(e)	Litigation

There are no actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Company) pending or threatened in writing against or affecting any Company before any Official Body which (x) contest the enforceability of any of the Credit Documents or any part thereof or (y) in the aggregate would reasonably be expected to have a Material Adverse Effect.

(f)	Title to Assets

Each Obligor has good title to all of its property, assets and undertaking, free from any Liens other than the Permitted Liens.

(g)	Conduct of Business

No Company is in violation of any agreement, mortgage, franchise, licence, judgment, decree, order, statute, statutory trust, rule, regulation or Applicable Law relating in any way to itself or to the operation of its business or to its property or assets (including, without limitation, Environmental Laws) and which would reasonably be expected to have a Material Adverse Effect.  Each Company holds all licenses, certificates of approval, approvals, registrations, permits and consents which are required to operate its businesses where they are currently being operated except where the failure to have such licenses, certificates of approval, approvals, registrations, permits and consents would not reasonably be expected to have a Material Adverse Effect.

(h)	Outstanding Defaults

No event has occurred which constitutes or which, with the giving of notice, lapse of time or both, would constitute a default under or in respect of any material agreement, undertaking or instrument to which any Company is a party or to which its respective property or assets may be subject, and which would reasonably be expected to have a Material Adverse Effect.

(i)	Solvency Proceedings

No Obligor has:

(i)	admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

(ii)	in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;

(iii)	made an assignment for the benefit of its creditors;

(iv)	consented to the appointment of a receiver of the whole or any substantial part of its assets;

(v)	filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under any applicable bankruptcy, insolvency or other Applicable Laws; or

(vi)
been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of any Company with such decree or order having remained in force and undischarged or unstayed for a period of 30 days.

(j)	Tax Returns and Taxes

Each Obligor has filed all material Tax returns and Tax reports required by law to have been filed by it and has paid all Taxes thereby shown to be owing, except any such Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with generally accepted accounting principles shall have been set aside on its books.

(k)	Expropriation

There is no present or threatened (in writing) expropriation of the property or assets of any Company, which expropriation would reasonably be expected to have a Material Adverse Effect.

(l)	Environmental Compliance

(i)
All facilities and property (including underlying groundwater) owned, leased, used or operated by any Company have been, and continue to be, owned or leased in compliance with all Environmental Laws where any such non-compliance would reasonably be expected to have a Material Adverse Effect;

(ii)	There are no pending or threatened (in writing)

(A)
claims, complaints, notices or requests for information received by any Company with respect to any alleged violation of any Environmental Law which would reasonably be expected to have a Material Adverse Effect;

(B)	complaints, notices or inquiries to any Company regarding potential liability under any Environmental Law which would reasonably be expected to have a Material Adverse Effect;

(iii)
There have been no Releases of any Hazardous Materials or any escape, seepage, leakage, spillage, discharge, emission or release of any Contaminants, Pollutants or Waste at, on, under or from any property now or previously owned, operated, used or leased by any Company that, singly or in the aggregate, have, or would reasonably be expected to have, a Material Adverse Effect;

(iv)
Each Company has been issued and is in compliance with all permits, certificates, approvals, licenses and other authorizations under any Environmental Laws to carry on its business except where any such non-issuance or non-compliance would not reasonably be expected to have a Material Adverse Effect; and

(v)
No conditions exist at, on or under any property now or previously owned, operated, used or leased by any Company which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law which liability would reasonably be expected to have a Material Adverse Effect.

(m)	Partnerships and Joint Ventures

No Company is, directly or indirectly, a member of, or a partner or participant in, any partnership, joint venture or syndicate where the liability of the relevant Company arising from such partnership, joint venture or syndicate would reasonably be expected to have a Material Adverse Effect.

(n)	Corporate Structure

As at the date hereof, and hereafter, except as such information may change as a result of a transaction permitted hereby and is reported or is to be reported to the Administrative Agent in accordance with Section 11.1(a)(iii), the chart attached hereto as Schedule G accurately sets out the corporate structure of the Borrower and all of its Subsidiaries and evidences (i) intercorporate Share ownership and (ii) ownership of each mine and each project owned by the relevant Company.

(o)	Assets Insured

The property of each Obligor is insured with insurers, in amounts, for risks and otherwise which are reasonable in relation to such property (subject to the amount of such deductibles as are reasonable and normal in the circumstances) against loss or damage except where failure to so insure would not be expected to have a Material Adverse Effect, and there has been no default or failure by the party or parties insured under the provisions of such policies of insurance maintained which would prevent the recovery by such Obligor insured thereunder of the full amount of any material insured loss.

(p)	Consents, Approvals, etc.

No consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions or other documents or instruments are required to be entered into by any Person (i) to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents or (ii) to ensure the perfection and intended priority of such Security.

(q)	French Form of Corporate Name

Except as reported or to be reported to the Administrative Agent in accordance with Section 11.1(t), the Borrower has no French form of the corporate name.

(r)	Perfection Certificates

Other than as may be updated from time to time pursuant to Section 11.1(i), all information in the most recently delivered Perfection Certificate is hereby certified to be true and correct in all material respects.  For the purpose of this Section 10.1(r), information shall be deemed to be “material” only if it is required for the Secured Assets to be subject to a valid and perfected first ranking Lien (subject to Permitted Liens) in favour of the Administrative Agent pursuant to one or more Security Documents.

(s)	Intellectual Property

Each Obligor owns or is licensed or otherwise has the right to use all Intellectual Property that is used in the operation of its business without conflict with the rights of any other Person (other than any Intellectual Property the absence of which or any such conflict with respect to which would not have a Material Adverse Effect).  No Obligor has received any notice of any claim of infringement or similar claim or proceeding relating to any of the Intellectual Property which would reasonably be expected to have a Material Adverse Effect and, to the best knowledge of the Borrower, no present or former employee of any Obligor and no other Person owns or claims to own or has or claims to have any interest, direct or indirect, in whole or in part, in any of the Intellectual Property of such Obligor that would reasonably be expected to have a Material Adverse Effect.

(t)	Employment and Labour Agreements

A true and complete copy of each collective bargaining agreement or other labour agreement covering any employees of any Obligor has been furnished to the Administrative Agent as and when reasonably requested.  Each Obligor is in compliance with the terms and conditions of all such collective bargaining agreements and other labour agreements except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

(u)	Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada)

The Borrower’s most recent audited balance sheet states that the Borrower has net assets of at least CDN$75,000,000.  The Borrower’s shares are traded on a Canadian stock exchange or a stock exchange designated under subsection 262(1) of the Tax Act.  The Borrower operates in a country that is a member of the Financial Action Task Force.  The Borrower is not a charity registered with the Canada Revenue Agency and it does not solicit charitable financial donations from the public.

(v)	Sanctions

No Obligor nor any of its Affiliates, or directors or officers, is a Restricted Person.  No Obligor nor any of its Affiliates has engaged in any dealings or transactions with or for the benefit of a Restricted Person, or with or in a Restricted Country, nor does such Obligor or any of its Affiliates have any plans to deal or transact with Restricted Persons or Restricted Countries.  No Obligor nor any of its Affiliates has engaged in any activity or conduct that would result in a violation of, or be sanctionable under, any Sanctions.  There are no pending, nor to the best of the Borrower’s knowledge, threatened, claims, charges, investigations, violations, settlements, civil or criminal enforcement actions, lawsuits, or other court actions against any Obligor or any of its Affiliates alleging a violation by such Obligor or any of its Affiliates of any applicable Sanctions.

(w)	US Plans

As of the date of this Agreement, neither the Borrower nor any ERISA Affiliate maintains, contributes to or has any liability in any way, directly or indirectly (whether contingent or otherwise), for any “multiemployer plan” (as defined under Section 3(37) or 4001(a)(3) of ERISA) (“Multiemployer Plan”), or any benefit plan covered by Title IV of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or that is subject to the minimum funding standards under Section 412 of the Code.  Except as would not reasonably be expected to result in a Material Adverse Effect, individually or in the aggregate, each benefit plan (other than a Multiemployer Plan) that is maintained or contributed to by any Company or ERISA Affiliate and covered by Title IV of ERISA, is in compliance with all applicable requirements of ERISA and the Code.  None of the following events has occurred or is reasonably expected to occur that would subject any Loan Party to any Tax, penalty or other liabilities, which Tax, penalty or other liabilities individually or in the aggregate would reasonably be expected to result in a Material Adverse Effect:  (i) a complete or partial withdrawal (within the meanings of Section 4203 or 4205 of ERISA) by any Company or, to the knowledge of such Company, any ERISA Affiliate from a Multiemployer Plan, or (ii) notification received by any Company that a Multiemployer Plan is in “reorganization” (within the meaning of Sections 4245 or 4241 of ERISA).  For purposes of the foregoing, “ERISA Affiliate” means any entity that, together with the Borrower, is treated as a single employer under Section 414(b), (c), (m), or (o) of the Code.

(x)	No Omissions

None of the representations and statements of fact set forth in this Section 10.1 omits to state any material fact necessary to make any such representation or statement of fact not misleading in any material respect.

10.2                          Survival of Representations and Warranties

All of the representations and warranties of the Borrower contained in Section 10.1 shall survive the execution and delivery of this agreement in accordance with Section 16.6, notwithstanding any investigation made at any time by or on behalf of any Finance Party.

ARTICLE 11
COVENANTS

11.1                          Affirmative Covenants

The Borrower hereby covenants and agrees with the Finance Parties that, until the Secured Obligations Termination Date and unless waived in writing in accordance with Section 14.14:

(a)	Financial Reporting

The Borrower shall furnish the Administrative Agent with the following statements and reports (with sufficient copies for all of the Lenders) (the filing of any of the following documents on SEDAR shall satisfy the delivery obligation in relation to such documents so filed when the Borrower has provided written notice of such filing to the Administrative Agent):

(i)
within 120 days after the end of each Fiscal Year, copies of the audited consolidated financial statements of the Borrower for such Fiscal Year and the auditors’ report thereon in form and substance satisfactory to the Administrative Agent, acting reasonably and an updated list of Approved Unrestricted Investments and the market value thereof as at the end of such prior Fiscal Year;

(ii)
within 60 days after the end of each the first three Fiscal Quarters in each Fiscal Year, copies of the unaudited consolidated financial statements of the Borrower in form and substance satisfactory to the Administrative Agent, acting reasonably;

(iii)
concurrent with the deliveries of financial statements pursuant to either of clauses (i) and (ii) above, a duly executed and completed Compliance Certificate together with (A) an updated Schedule G to the extent the information therein has changed since the most recently delivered Compliance Certificate, and (B) written notification of any change and a report in form and substance satisfactory to the Lenders, detailing Borrower’s consolidated risk management activities during such Fiscal Quarter and the Derivative Exposure of each counterparty to each Secured Risk Management Agreement as at the last day of the relevant Fiscal Quarter or Fiscal Year, as applicable;

(iv)
on or before April 30 in each year, (A) an updated consolidated life of mine plan for all material mining properties owned by the Companies delivered to the Administrative Agent and (B) the Borrower’s annual consolidated budget; and

(v)	such other statements, reports and information as the Administrative Agent on the instructions of the Majority Lenders may reasonably request from time to time.

(b)	Copies of Public Filings

The Borrower shall, upon request, furnish the Administrative Agent with copies of all documents which are publicly filed on a non-confidential basis by the Borrower with the Ontario Securities Commission or with any similar Official Body in any other jurisdiction in compliance with applicable securities legislation which are not available on SEDAR.

(c)	Use of Proceeds

Subject to the following two sentences, the Borrower shall apply all of the proceeds of the Credit Facility towards general corporate purposes of the Borrower, including, without limitation, investments not prohibited by Section 11.2(k) which permitted investments include investments in the Cerro San Pedro Property and the Rainy River Property.  The Borrower shall not, directly or indirectly, use the proceeds of the Credit Facility, or lend, contribute or otherwise make available such proceeds to any Person, for the purpose of funding or facilitating any business of or with any Restricted Person or any Restricted Country, nor in any other manner, in each case as will result in a violation of any Sanctions by, or could result in the imposition of Sanctions against, any Person (including any Person participating in the transactions contemplated hereby, whether as Lender or otherwise).  The Borrower shall not draw down credit under the Credit Facility solely for the purpose of accumulating cash in deposit or investment accounts outside the ordinary course of business; provided that, the foregoing shall not prevent the Borrower from drawing down on the Credit Facility to fund, and “ordinary course of business” shall include the funding of, costs or expenses not prohibited by this Agreement and which are reasonably expected to be paid or incurred within 5 Banking Days of the date of the drawdown.

(d)	Insurance

The Borrower shall, and shall cause each other Obligor to, insure and keep insured, with insurers, for risks, in amounts in a manner consistent with industry practice and otherwise upon terms satisfactory to the Administrative Agent acting reasonably, all of such Obligors’ assets, property and undertaking.  The Borrower shall cause the Administrative Agent to be named as additional insured in respect of each policy of liability insurance and lender loss payee in respect of each policy property insurance of each Secured Obligor.  All proceeds of any insurance policy of any such Obligor, other than the Net Cash Proceeds relating to an Prepayment Trigger Event, shall be payable directly to such Secured Obligor unless a Default has occurred and is continuing at the time of payment.  If, however, a Default exists, the Administrative Agent shall collect the insurance proceeds directly and no Obligor shall enter into any settlement agreement with the applicable insurance company without the prior written consent of the Administrative Agent.  All such proceeds shall, at the discretion of the Administrative Agent, acting on the instruction of the Majority Lenders, be applied as a mandatory prepayment under the Credit Agreement or delivered to the Borrower for repair, replacement or such other purpose as the Borrower may see fit.  For certainty, any insurance proceeds arising from the relevant Secured Assets on or after the Enforcement Date shall be applied in accordance with Section 14.21 of the Credit Agreement.

(e)	Access to Senior Financial Officers

Upon the request of the Administrative Agent at reasonable intervals, the Borrower shall, and shall cause each other Obligor to, make available its senior financial officers to answer questions concerning such Obligor’s business and affairs.

(f)	Reimbursement of Expenses

The Borrower shall (i) reimburse each of the Administrative Agent and Lead Arrangers, on demand, for all reasonable out-of-pocket costs, charges and expenses incurred by or on behalf of any of the Administrative Agent or the Lead Arrangers (including, without limitation, the reasonable fees, disbursements and other charges of one primary counsel and any local or special counsel to the Administrative Agent as well as of any environmental, insurance or other consultants retained by the Administrative Agent and, if no Default has occurred and is continuing, approved by the Borrower, acting reasonably) in connection with the negotiation, preparation, execution, delivery, administration and interpretation of the Finance Documents and the closing documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments and waivers hereto (whether or not consummated or entered into), the charges of  any virtual document sharing or data room service and any lien search fees and (ii) reimburse the Administrative Agent, the Lead Arrangers and the Lenders, on demand, for all reasonable out-of-pocket costs, charges and expense incurred by or on behalf of any of them (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Finance Documents.

(g)	Notice of Expropriation or Condemnation and Litigation

The Borrower shall promptly notify the Administrative Agent in writing of:

(i)	the commencement or the written threat of any expropriation or condemnation of any material assets, property or undertaking of any Obligor or of the institution of any proceedings related thereto; and

(ii)
any actions, suits, inquiries, disputes, claims or proceedings (whether or not purportedly on behalf of any Obligor) commenced or threatened in writing against or affecting any Obligor before any Official Body which in any case or in the aggregate would reasonably be expected to have a Material Adverse Effect.

(h)	Inspection of Assets and Operations

As and when reasonably requested at any time that no Default has occurred and is continuing, and immediately after prior written notice at any time that a Default has occurred and is continuing, the Borrower shall, and shall cause each other Obligor to, permit representatives of the Administrative Agent from time to time and representatives of the Lenders to inspect the assets, property or undertaking of any such Obligor and for that purpose to enter on any property which is owned and controlled by any such Obligor and where any of the assets, property or undertaking of the Obligors may be situated during reasonable business hours.

(i)	Change to Perfection Certificate Information

The Borrower shall notify the Administrative Agent in writing promptly of any material change in the information set forth in any Perfection Certificate.  For the purpose of this Section 11.1(i), a change shall be deemed to be “material” only if the non-notification of same to the Administrative Agent would result in any Secured Assets not being subject to a valid and perfected first ranking Lien (subject to Permitted Liens) in favour of the Administrative Agent pursuant to one or more Security Documents.

(j)	Corporate Existence

Except as contemplated by any Permitted Corporate Reorganization, the Borrower shall, and shall cause each other Obligor to, maintain its existence in good standing.  Subject to the following sentence, the Borrower shall, and shall cause each other Company to, qualify and remain duly qualified to carry on business and own property in each jurisdiction where the failure to do so would reasonably be expected to result in a Material Adverse Effect.

(k)	Conduct of Business

The Borrower shall, and shall cause each other Company to, conduct its business in such a manner so as to comply with all Applicable Laws (including, without limitation, Environmental Laws), so as to observe and perform all its obligations under such Applicable Laws, leases, licences and agreements necessary for the proper conduct of its business and so as to preserve and protect its property and assets and the earnings, income and profits therefrom where such non-compliance, non-observance or non-performance would reasonably be expected to have a Material Adverse Effect.  The Borrower shall, and shall cause each other Company to, perform all obligations incidental to any trust imposed upon it by statute where the failure to do so would reasonably be expected to have a Material Adverse Effect. The Borrower shall, and shall cause each other Company to, obtain and maintain all licenses, permits, government approvals, franchises, authorizations and other rights necessary for the operation of its business where failure to do so would reasonably be expected to have a Material Adverse Effect.

(l)	Taxes

The Borrower shall pay, and shall cause each other Company to pay, all material Taxes levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable, save and except when and so long as the validity of any such Taxes is being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with generally accepted accounting principles.

(m)	Notice of Event of Default

Upon the occurrence of either a Default or an Event of Default of which a senior officer of the Borrower is aware, such Person shall promptly notify the Administrative Agent in writing of the nature and date of occurrence of such Default or Event of Default, such Person’s assessment of the duration and effect thereof and the action which such Person  proposes to take with respect thereto.

(n)	Environmental Matters

The Borrower shall, and shall cause each other Company to, as soon as practicable and in any event within 30 days, notify the Administrative Agent and provide copies upon receipt of all written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or compliance with Environmental Laws which claims, complaints, notices or inquiries relate to matters which would reasonably be expected to have a Material Adverse Effect and shall proceed diligently to resolve any such claims, complaints, notices or inquiries relating to compliance with Environmental Laws and provide such information and certifications which the Administrative Agent may reasonably request from time to time to evidence compliance with this Section 11.1(n).

(o)	Interest Coverage Ratio

The Borrower shall, at all times cause the Interest Coverage Ratio to be greater than or equal to 3.00:1, such ratio to be measured at the conclusion of each Fiscal Quarter.

(p)	Net Leverage Ratio

The Borrower shall, at all times,  cause the Net Leverage Ratio to be less than or equal to 4.50:1.00 and such ratio to be measured at the conclusion of each Fiscal Quarter.

(q)	Secured Leverage Ratio

The Borrower shall, at all times,  cause the Secured Leverage Ratio to be less than or equal to 2.00:1.00 and such ratio to be measured at the conclusion of each Fiscal Quarter.

(r)	Intercompany Indebtedness

The Borrower shall cause all Indebtedness owing by any Obligor to any Subsidiary of the Borrower which is not an Obligor to be subordinated and postponed, pursuant to the Postponement and Subordination Undertaking, to the Secured Obligations of such Obligor for so long as a Default has occurred and is continuing.  The Borrower shall cause any Subsidiary of the Borrower which is not an Obligor, prior to the incurrence of any such Indebtedness, to execute and deliver to the Administrative Agent the Postponement and Subordination Undertaking or an instrument of adhesion thereto.

(s)	Books and Records

The Borrower shall, and shall cause each other Company to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from their earnings all such proper reserves as required by generally accepted accounting principles and permit representatives of the Administrative Agent to inspect such books of account, records and documents and to make copies therefrom during reasonable business hours.

(t)	Additional Guarantors

Upon the direct or indirect formation or acquisition by the Borrower of a Material Subsidiary or upon a Subsidiary of the Borrower becoming a Material Subsidiary and prior to or concurrently with any Subsidiary of the Borrower becoming an Additional Senior Note Guarantor:

(i)	Borrower shall forthwith cause each such Subsidiary (the “Prospective Guarantor”) to duly execute and deliver to the Administrative Agent the Guarantee to which it is a party;

(ii)	the Borrower shall forthwith deliver, or cause to be delivered to, the Administrative Agent, in form and substance satisfactory to the Administrative Agent:

(A)	a duly certified copy of the articles of incorporation and by-laws or comparable constitutional documents of such Subsidiary;

(B)
a certificate of status or good standing for such Subsidiary issued by the appropriate governmental body or agency of the jurisdiction in which such Subsidiary is incorporated or otherwise formed (other than with respect to any Subsidiary whose jurisdiction of incorporation or formation does not customarily offer such certificates);

(C)
a duly certified copy of the resolution of the board of directors of such Subsidiary or other comparable authorization authorizing it to execute, deliver and perform its obligations under each Finance Document to which such Subsidiary is a signatory;

(D)	a certificate of an officer of such Subsidiary, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Finance Documents to which such Subsidiary is a signatory;

(E)
an opinion of such Subsidiary’s counsel addressed to the Lenders, the Administrative Agent and its counsel, relating to the status and capacity of such Subsidiary, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents to which such Subsidiary is a party in the jurisdiction of incorporation or formation of such Subsidiary and in the Province of Ontario and such other matters as the Administrative Agent may reasonably request;

(F)
an opinion of the Lenders’ counsel with respect to such matters as may be reasonably required by the Administrative Agent in connection with such Subsidiary (including, without limitation, the legality, validity and binding nature of the obligations of such Subsidiary under, and the enforceability against such Subsidiary of, the Credit Documents which are governed by the laws of the Province of Ontario); and

(iii)
the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein, whereupon the Prospective Guarantor shall become an Additional Guarantor.

(u)	Material Property Accounts

The Borrower shall cause:

(i)
all revenue derived from the New Afton Property and New Afton Property Assets (including, for the avoidance of doubt, revenue from the sale of all gold, silver and copper derived therefrom) to be deposited or credited to the New Afton Account; and

(ii)
all revenue derived from the Rainy River Property and Rainy River Property Assets (including, for the avoidance of doubt, revenue from the sale of gold and silver derived therefrom), other than the Rainy River Stream Cash Deposits, to be deposited or credited to the Rainy River Account;

it being understood that prior to the occurrence of a Default or an Event of Default, the Borrower shall be entitled to withdraw funds from the New Afton Account and the Rainy River Account without any notice to the Administrative Agent or any other restriction whatsoever.

(v)	Flood Insurance

With respect to any real property located in the United States (and which are subject to Flood Insurance Laws) in which any Liens have been granted to the Administrative Agent in any of the Security Documents that is located in an area identified by the Federal Emergency Management Agency (or any successor agency) as a “special flood hazard area” with respect to which flood insurance has been made available under Flood Insurance Laws, the Borrower shall: (A) have obtained and will maintain such flood insurance in such reasonable total amount as the Administrative Agent or any Lender may from time to time reasonably require; and (B) promptly upon request of the Administrative Agent or any Lender, provided any such request is made no more frequently than on an annual basis, deliver to the Administrative Agent or such Lender, as applicable, evidence of such compliance in form and substance reasonably acceptable to the Administrative Agent and such Lender, including, without limitation, evidence of annual renewals of such insurance.

(w)	New Afton Purchase Agreement Claims

The Borrower shall, on or before the 10th Banking Day following receipt of a Claim Notice (as defined in Section 7.4 of the New Afton Purchase Agreement), representing a claim for indemnification and/or Damages (as defined in the New Afton Purchase Agreement), individually or in the aggregate with any other Claims Notice, of at least $50,000,000, provide the Administrative Agent with a copy of such Claims Notice(s) to the extent the underlying claim(s) remains unresolved at the time of delivery to the Administrative Agent.

11.2                          Restrictive Covenants

The Borrower hereby covenants and agrees with the Finance Parties that, until the Secured Obligations Termination Date and unless waived in writing in accordance with Section 14.14:

(a)	Liens

The Borrower shall not, and shall not permit or suffer any other Obligor to, enter into or grant, create, assume or suffer to exist any Lien affecting any of their respective properties, assets or undertaking, whether now owned or hereafter acquired, save and except only for the Permitted Liens.  The Borrower shall not, and shall not suffer or permit any other Obligor to, enter into or grant, create, assume or suffer to exist any Lien securing any of the Indebtedness under the Senior Notes and/or the Senior Note Guarantees.

(b)	Corporate Existence

Except for Permitted Reorganizations, the Borrower shall not, and shall not permit or suffer any other Obligor, to, change its legal existence (including by way of amalgamation, merger, winding up, continuance or plan of arrangement) or change its issued and outstanding Shares.

(c)	Change in Business

The Borrower shall not, and shall not suffer or permit any other Obligor to, engage in any business other than the business of mining and activities related or incidental thereto.

(d)	Disposition of Material Properties, Material Assets and Guarantors

(i)
Except in connection with a Permitted Reorganization, Ordinary Course Dispositions and Sale Leasebacks permitted by Section 11.2(j), the Borrower shall not, and shall not suffer or permit any other Company to, sell, transfer or otherwise dispose (by way of Sale Leaseback or otherwise) of any direct or indirect ownership interest (whether by way of a sale or disposition of Shares of any Company or by way of sale or disposition of assets) in (i) any Material Property or (ii) any Material Property Assets;

(ii)
Subject to Section 11.2(d)(i), the Borrower shall not, nor shall it suffer or permit any Obligor to, sell, dispose or transfer any ownership interest in any assets (whether by way of a sale or disposition of Shares of any Guarantor or by way of sale or disposition of assets) except if:

(A)	such sale or disposition is on an arm’s length basis or to another Obligor;

(B)	no Default or Event of Default exists at the time of such sale or disposition or would arise immediately thereafter; and

(C)
upon completion of such sale or disposition, the Borrower would not, on a pro forma basis, be in breach of any of the financial covenants under Sections 11.1(o), (p) and (q) as at the date of such sale, measured as if such sale had been completed as at the last day of the most recently completed Fiscal Quarter.

(e)	Distributions

The Borrower shall not make any Distributions other than payments of interest on the Subordinated Indebtedness provided any such Distributions may only be made at any time that no Default or Event of Default has occurred and is continuing and no Default or Event of Default would arise upon making any such Distribution.

(f)	Indebtedness

The Borrower shall not, and shall not suffer or permit any other Obligor to create, incur, assume or suffer to exist any Indebtedness other than Permitted Indebtedness.

(g)	Risk Management

The Borrower shall not, nor shall it suffer or permit any other Obligor to, enter into any Risk Management Agreements other than Permitted Risk Management Agreements.

(h)	Acquisitions

The Borrower shall not, and shall not suffer or permit any other Company to make any Acquisitions other than Permitted Acquisitions.

(i)	Amendments

The Borrower shall not, and shall not suffer or permit any of the other Obligor to, amend their articles of incorporation, other than to effect a transaction permitted hereunder or for changes that are to be reported to the Administrative Agent pursuant hereto, provided that the Borrower is not in default of such reporting obligation.  The Borrower shall not, and shall not suffer or permit, any amendment or modification of the Senior Note Indentures, the Senior Notes or the Rainy River Stream Agreement which would be materially adverse to the Borrower.

The Borrower shall forthwith provide to the Administrative Agent a copy of any amendment, modification, waiver or consent to: (x) the Rainy River Stream Agreement; and/or (y) the Senior Notes or the Senior Note Indentures not otherwise prohibited hereby which is required to be filed on SEDAR (the filing of any of the foregoing documents on SEDAR shall satisfy the delivery obligation in relation to such documents so filed when the Borrower has provided written notice of such filing to the Administrative Agent).

(j)	Sale Leasebacks

The Borrower shall not, and shall not suffer or permit any of the other Obligor to, enter into any Sale Leasebacks with any Person that is not a Secured Obligor.

(k)	Investments

The Borrower shall not, and shall not permit any other Obligor to, make any Investments, except:

(i)	extensions of trade credit and asset purchases in the ordinary course of business;

(ii)	Investments in any Obligor and Investments by any Company in an Obligor;

(iii)	Investments constituting Permitted Acquisitions;

(iv)	Investments in the Cerro San Pedro Property and any Material Property;

(v)	Approved Investments;

(vi)
additional Investments made on or after the date hereof; provided that where the aggregate cash consideration payable is greater than $100,000,000, or the Exchange Equivalent thereof, in each case in a business of the nature referred to in Section 11.2(c), (A) the only cash consideration in excess of $100,000,000, or the Exchange Equivalent thereof, paid for the subject Investment are cash proceeds received by the Borrower from an issuance or sale of Shares of the Borrower which was completed no more than 90 days prior to completion of the subject Investment or otherwise in connection with, or for the purpose of funding, the completion of the Investment, and (B) such Investment is made at a time when no Default has occurred and is continuing or would arise as a result of such Investment and, immediately after making such Investment, the Borrower would be in pro forma compliance with each of Sections 11.1(o), (p) and (q) after giving effect to the subject Investment, measured as if such Investment had been completed as at the last day of the most recently completed Fiscal Quarter; and

(vii)
additional Investments up to a maximum aggregate consolidated amount of $5,000,000 per annum in a business of the nature referred to in Section 11.2(c) provided such Investment is made at a time when no Default has occurred and is continuing or would arise as a result of such Investment.

Notwithstanding any of the foregoing, the Borrower shall not, and shall not suffer or permit any Obligor to, make any Investments in any Person or asset unless at least 75% of the consolidated book value of such Person’s assets are located in a Permitted Jurisdiction.

(l)	Transactions with Affiliates

The Borrower shall not, and shall not suffer or permit any other Obligor to, enter into any transaction including, without limitation, any management or consulting agreement, with any of its Affiliates which would reasonably be expected to have a Material Adverse Effect.

(m)	Senior Notes; Senior Note Indentures

The Borrower shall not:

(i)
redeem or purchase any of the Senior Notes or exercise any right of legal or covenant defeasance with respect to any of the Senior Notes unless at the time of such redemption, purchase or defeasance, no Default or Event of Default exists or would exist and, immediately thereafter, the Borrower would be in pro forma compliance with each of Sections 11.1(o), (p) and (q) measured as at the most recently completed Fiscal Quarter; and

(ii)
make any amendments to either Senior Note Indenture that would shorten the maturity date of the applicable Senior Notes.  The Borrower shall provide promptly to the Administrative Agent a copy of any amendments, waivers or consents to either Senior Note Indenture or the Senior Note Guarantees not otherwise prohibited by this Section 11.2(m).

(n)	Business Activities

The Borrower shall not, and shall not suffer or permit any other Obligor to, carry on any business that relates to Restricted Activities.

11.3                          Performance of Covenants by Administrative Agent

If an Event of Default has occurred and is continuing, the Administrative Agent may, on the instructions of the Majority Lenders and upon notice by the Administrative Agent to the Borrower, perform any covenant of the Borrower under this agreement which such Person fails to perform or cause to be performed and which the Administrative Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Administrative Agent shall not be obligated to perform any such covenant on behalf of such Person and no such performance by the Administrative Agent shall require the Administrative Agent to further perform such Person’s covenants or shall operate as a derogation of the rights and remedies of the Administrative Agent and the Lenders under this agreement or as a waiver of such covenant by the Administrative Agent.  Any amounts paid by the Administrative Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Borrower to the Administrative Agent on behalf of the Lenders on demand.

ARTICLE 12
CONDITIONS PRECEDENT TO OBTAINING CREDIT

12.1                          Conditions Precedent to All Credit

The obligation of the Lenders to extend credit hereunder is subject to fulfilment of the following conditions precedent on the date such credit is extended:

(a)	the Borrower shall have complied with the requirements of Article 4, 5 or 6, as the case may be, in respect of the relevant credit;

(b)	no Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit;

(c)
the representations and warranties of the Borrower contained in Section 10.1 shall be true and correct in all respects on the date such credit is extended as if such representations and warranties were made on such date; and

(d)	the Credit Facility has not been terminated pursuant to Section 2.4.

12.2                          Conditions Precedent to Effectiveness of this Agreement

The Existing Credit Agreement shall be amended and restated pursuant to this Agreement upon the prior or concurrent satisfaction of all of the following conditions precedent:

(a)	the conditions precedent set forth in Section 12.1 have been fulfilled;

(b)
each Obligor has executed and delivered to the Administrative Agent the Credit Documents (including, in respect of any Credit Documents delivered pursuant to the Existing Credit Agreement, confirmation thereof) to which it is a party;

(c)
each relevant Subsidiary of the Borrower has executed and delivered to the Administrative Agent (i) the Postponement and Subordination Undertaking in form and substance satisfactory to the Administrative Agent and (ii) to the extent necessary in connection with the issuance of a Letter for and on behalf of a Subsidiary of the Borrower, a reimbursement instrument in the form of Schedule M hereto;

(d)	the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent:

(i)	a duly certified copy of the articles of incorporation and by-laws or comparable documents of each Obligor;

(ii)
a certificate of status or good standing for each Obligor issued by the appropriate governmental body or agency of the jurisdiction in which such Obligor is incorporated (other than with respect to any Obligor whose jurisdiction of incorporation does not customarily offer such certificates);

(iii)
a duly certified copy of the resolution of the board of directors (and, where applicable, of the shareholders) of each Obligor authorizing it to execute, deliver and perform its obligations under the Finance Documents to which it is a signatory;

(iv)	a certificate of an officer of each Obligor, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Finance Documents to which it is a signatory;

(v)
a certificate of a senior officer of the Borrower, in such capacity, certifying that, to the best of its knowledge after due inquiry, no Default has occurred and is continuing or would arise immediately upon the execution and delivery of this Agreement;

(vi)
an opinion or opinions of counsel to each Obligor, addressed to the Finance Parties, the Administrative Agent and its counsel, relating to the status and capacity of such Obligor, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents dated on or about the date hereof to which such Obligor is a party in the jurisdiction of incorporation of such Obligor and in the Province of Ontario continuing perfection under the Security Documents executed and delivered prior to the date hereof and such other matters as the Finance Parties may reasonably request;

(vii)	a list of Approved Unrestricted Investments as at the date of the execution and delivery of this Agreement;

(viii)	a Perfection Certificate for the Borrower in form and substance satisfactory to the Administrative Agent signed by a senior officer of the Borrower in relation to the New Afton Property; and

(ix)	a Perfection Certificate for the Borrower in form and substance satisfactory to the Administrative Agent signed by a senior officer of the Borrower in relation to the Rainy River Property;

(e)
the Borrower shall have paid to the Lead Arrangers, the Administrative Agent and the Lenders all fees and expenses due and owing pursuant to the Fee Letters and the Borrower shall have paid all reasonable fees and disbursements of counsel to the Finance Parties.

12.3                          Waiver

The terms and conditions of Sections 12.1 and 12.2 are inserted for the sole benefit of the Administrative Agent and the Lenders, and the Lenders may waive them in accordance with Section 14.14, in whole or in part, with or without terms or conditions, in respect of any extension of credit, without prejudicing their right to assert the terms and conditions of Sections 12.1 and 12.2 in whole or in part in respect of any other extension of credit.

12.4                          Existing Letters

The parties acknowledge that The Bank of Nova Scotia has previously issued the Existing Letters for the account of the Companies referenced in Schedule N hereto.  The parties hereby agree that, contemporaneously with the fulfillment of the conditions precedent set forth in Section 12.2, the Existing Letters shall be deemed to be Letters issued by The Bank of Nova Scotia, as Issuing Lender, at the request of the Borrower under the Credit Facility and the provisions of this agreement shall henceforth apply thereto and supersede any reimbursement or other agreement previously executed by any relevant Company.  The parties hereto acknowledge that the provisions of Section 7.6 shall apply to the Existing Letters as of and from the date of the fulfillment of the conditions precedent set forth in Section 12.2.

ARTICLE 13
DEFAULT AND REMEDIES

13.1                          Events of Default

Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 14.14:

(a)	the breach by the Borrower of the provisions of any of Section 9.1, 9.3 or 9.8;

(b)
the failure of any Obligor to pay any amount due under the Finance Documents (other than amounts due pursuant to any of Section 9.1, 9.3 or 9.8) within two Banking Days after (i) the Administrative Agent has given the Borrower notice of such failure or (ii) a senior officer of the Borrower obtaining actual knowledge of such missed payment;

(c)
the commencement by any Obligor or by any other Person of proceedings for the dissolution, liquidation or winding up of such Obligor or for the suspension of operations of such Obligor (other than such proceedings that are part of a Permitted Corporate Reorganization or commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement);

(d)
if any Obligor ceases or threatens to cease to carry on its business (other than as part of a Permitted Corporate Reorganization) or is adjudged or declared bankrupt or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian;

(e)
if any representation or warranty made by any Obligor in this agreement or in any other document, agreement or instrument delivered pursuant hereto or referred to herein or any material information furnished in writing to the Administrative Agent by any Obligor proves to have been incorrect when made or furnished and continues to be incorrect for thirty days after the Administrative Agent has given the Borrower notice thereof;

(f)
if a writ, execution, attachment or similar process is issued or levied against all or any portion of the property of any Obligor in connection with any judgment against it in an amount of at least $50,000,000 and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within thirty days after its entry, commencement or levy;

(g)	the breach or failure of due observance or performance by the Borrower of Sections 11.1(o), (p) or (q) or any provision of Section 11.2 or 16.11;

(h)
the breach or failure of due observance or performance by any Obligor of any covenant or provision of any Finance Document (other than those previously referred to in this Section 13.1) or of any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein to which the Administrative Agent or any of the Lenders is a party and such breach or failure continues for 15 Banking Days after the Administrative Agent has given the Borrower notice of such breach or failure;

(i)
if one or more encumbrancers, lienors or landlords take possession of any part of the property of any Obligor or attempt to enforce their security or other remedies against such property (other than at the expiry of the relevant lease) and their claims remain unsatisfied for such period as would permit such property to be sold thereunder and such property which has been repossessed or is capable of being sold has an aggregate fair market value of at least $50,000,000;

(j)
if any Indebtedness of any Obligor, other than Indebtedness owing to another Company, in an amount of at least $50,000,000 is not paid when due and payable (whether on demand, maturity, acceleration or otherwise) (provided, however, no Event of Default shall occur under Section 13.1(j) with respect to any payment default under any Transaction with a Yank-a-Banked Lender who benefits from a Yank-a-Banked Lender Lien if such payment default is remedied in full within 10 Banking Days of such default, whether through realization on the Yank-a-Banked Lender Lien or otherwise);

(k)
a default shall occur in the performance or observance of any obligation or conditions with respect to any Indebtedness (other than Indebtedness hereunder) of any Obligor if the effect of such default would reasonably be expected to have a Material Adverse Effect (provided, however, no Event of Default shall occur under Section 13.1(k) with respect to any payment default under any Transaction with a Yank-a-Banked Lender who benefits from a Yank-a-Banked Lender Lien if such payment default is remedied in full within 10 Banking Days of such default, whether through realization on the Yank-a-Banked Lender Lien or otherwise);

(l)	the occurrence of a Change of Control of the Borrower without the prior written consent of the Majority Lenders;

(m)
any Finance Document shall terminate (other than in accordance with its terms) or cease in whole or in any material part to be the legal, valid, binding and enforceable obligation of any Obligor party thereto (other than pursuant to a Permitted Corporate Reorganization) and such Finance Document has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to such Finance Document, assuming such Finance Document had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, within 21 days of the Administrative Agent giving written notice to the Borrower, or a senior officer of the Borrower or the Borrower obtaining actual knowledge, of such termination or cessation, provided, however, that such grace period shall only be provided if such Obligor actively co-operates with the Administrative Agent to so replace such Finance Document;

(n)
the Postponement and Subordination Undertaking shall terminate (other than in accordance with its terms) or ceases in whole or in any material part to be the legal, valid, binding and enforceable obligations of any party thereto and the Postponement and Subordination Undertaking has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to the Postponement and Subordination Undertaking, assuming the Postponement and Subordination Undertaking had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, within 21 days of the Administrative Agent giving written notice to the Borrower, or a senior officer of the Borrower obtaining actual knowledge, of such termination or cessation, provided, however, that such grace period shall only be provided if the Companies actively cooperate with the Administrative Agent to so replace the Postponement and Subordination Undertaking;

(o)	any Company shall, contest in any manner the effectiveness, validity, binding nature or enforceability of any Finance Document;

(p)
any Lien securing any Secured Obligation shall, in whole or in part, cease to be a perfected Lien which, subject to any Permitted Liens, ranks first in priority and in a case where such an event occurs through no fault of any Obligor, the Borrower is in default of its obligations under Section 16.8;

(q)	subject to Section 11.2(d), the Borrower shall cease to own, directly or indirectly, 100% of the Material Property Assets;

(r)	any Additional Senior Note Guarantor is not a Guarantor;

(s)
if the Borrower pays or admits its liability to pay or a final, non-appealable judgment is rendered against the Borrower for the payment of money not covered by insurance, in either case in the amount of at least $50,000,000 (whether individually or in the aggregate) as a result of any Third Party Claim and/or Direct Claim (as each such term is defined in the New Afton Purchase Agreement); or

(t)
the occurrence of a Seller Event of Default (as defined in the Rainy River Stream Agreement as of October 30, 2018) which has resulted in a proceeding against the Borrower to recover Purchaser’s (as defined in the Rainy River Stream Agreement) direct damages in an amount of at least $50,000,000 arising out of such Seller Event of Default, the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrower, terminate the Credit Facility (provided, however, that the Credit Facility shall automatically terminate, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above) and the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrower, declare all indebtedness of the Borrower to the Lenders pursuant to this agreement (including the face amount of all Bankers’ Acceptances issued and outstanding hereunder) to be immediately due and payable whereupon all such indebtedness shall immediately become and be due and payable and the Security shall become immediately enforceable without further demand or other notice of any kind, all of which are expressly waived by the Borrower (provided, however, that all such indebtedness of the Borrower to the Lenders shall automatically become due and payable and the Security shall become immediately enforceable, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above).  Upon the payment by the Borrower to the Lenders of the face amount of all Bankers’ Acceptances issued and outstanding hereunder, the Borrower shall have no further liability to the Lenders with respect to such Bankers’ Acceptances.  Upon all indebtedness of the Borrower hereunder becoming immediately due and payable pursuant to this Section, the Administrative Agent (on the instructions of the Majority Lenders) shall give written notice to the Finance Parties and any Voluntary Exiting Lenders to terminate all and Secured Risk Management Agreements between such Finance Parties and any Obligors and all Standalone Risk Management Agreements between such Voluntary Exiting Lenders and any Obligors and to close all Transactions entered into pursuant thereto.  At any time after the Credit Agreement Repayment Date and notwithstanding any other provision of any other Finance Document, the Guarantees (including, for certainty, the guarantee in Article 15 of this Agreement) and the Security Documents shall only become enforceable upon the occurrence of an Event of Default (for the purpose of this sentence only, as defined in any Secured Risk Management Agreement) relating to an Obligor.

13.2                          Refund of Overpayments

With respect to each Letter for which an Issuing Lender has been paid all of its contingent liability pursuant to Sections 9.1, 9.6 or 13.1 and provided that all amounts due by the Borrower to such Issuing Lender under Sections 9.1, 9.6 or 13.1 have been paid, such Issuing Lender agrees to pay to the Borrower, upon the later of:

(a)
if the Letter is subject to an Adverse Order, the date on which any final and non-appealable order, judgment or other determination has been rendered or issued either permanently enjoining such Issuing Lender from paying under such Letter or terminating any outstanding Adverse Order; and

(b)	the earlier of:

(i)
the date on which either the original counterpart of such Letter is returned to such Issuing Lender for cancellation or such Issuing Lender is released by the beneficiary thereof from any further obligations in respect of such Letter;

(ii)	the expiry of such Letter; and

(iii)	(where the contingent liability under such Letter is less than the face amount thereof), all amounts possibly payable under such Letter have been paid;

an amount equal to any excess of the amount received by such Issuing Lender hereunder in respect of its contingent liability under such Letter over the total of amounts applied to reimburse such Issuing Lender for amounts paid by it under or in connection with such Letter (such Issuing Lender having the right to so appropriate such funds).

13.3                          Remedies Cumulative

The Borrower expressly agrees that the rights and remedies of the Finance Parties under this agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law.  Any single or partial exercise by any Finance Party of any right or remedy for a default or breach of any term, covenant or condition in this agreement does not waive, alter, affect or prejudice any other right or remedy to which such Finance Party may be lawfully entitled for the same default or breach.  Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with Section 14.14 of the strict observance, performance or compliance with any term, covenant or condition of this agreement is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this agreement is not a waiver of the entire term, covenant or condition or any subsequent default.  No failure or delay by any Finance Party in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.

13.4                          Set-Off

In addition to any rights now or hereafter granted under Applicable Law, and not by way of limitation of any such rights, each Lender is authorized, at any time that an Event of Default and has occurred and is continuing without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to setoff, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by such Lender to or for the credit of or the account of the Borrower, as applicable against and on account of the obligations and liabilities of the Borrower which are due and payable to such Lender under the Finance Documents.

ARTICLE 14
THE ADMINISTRATIVE AGENT

14.1                          Appointment and Authorization of Administrative Agent

Each Lender, for and on behalf of itself and each Qualified Finance Party with which it is affiliated, hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Finance Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under the Finance Documents as are delegated to the Administrative Agent by such Finance Party by the terms hereof, together with such powers as are reasonably incidental thereto.  Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable to any Finance Party for any action taken or omitted to be taken by it or them thereunder or in connection therewith, except for its own gross negligence or wilful misconduct and each Lender hereby acknowledges that the Administrative Agent is entering into the provisions of this Section 14.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

14.2                          Interest Holders

The Administrative Agent may treat each Lender set forth in Schedule A hereto or the Person designated in the last notice delivered to it under Section 16.5 as the holder of all of the interests of such Lender under the Finance Documents.

14.3                          Consultation with Counsel

The Administrative Agent may consult with legal counsel selected by it as counsel for the Finance Parties and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

14.4                          Documents

The Administrative Agent shall not be under any duty to the Finance Parties to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Finance Documents or any instrument, document or communication furnished pursuant to or in connection with the Finance Documents and the Administrative Agent shall, as regards the Finance Parties, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

14.5                          Administrative Agent as Lender

With respect to those portions of the Credit Facility made available by it, the Administrative Agent shall have the same rights and powers under the Finance Documents as any other Lender and may exercise the same as though it were not the Administrative Agent.  The Administrative Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower and its Affiliates and Persons doing business with the Borrower and/or any of its Affiliates as if it were not the Administrative Agent and without any obligation to account to the Lenders therefor.

14.6                          Responsibility of Administrative Agent

The duties and obligations of the Administrative Agent to the Finance Parties under the Finance Documents are only those expressly set forth herein.  The Administrative Agent shall not have any duty to the Finance Parties to investigate whether a Default or an Event of Default has occurred.  The Administrative Agent shall, as regards the Lenders, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Administrative Agent has actual knowledge or has been notified by the Borrower of such fact or has been notified by a Finance Party that such Finance Party considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

14.7                          Action by Administrative Agent

The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Finance Parties by and under this agreement; provided, however, that the Administrative Agent shall not exercise any rights under Section 13.1 or under the Guarantees or the Security Documents or expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders.  Furthermore, any rights of the Administrative Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the Administrative Agent upon the request or instructions of the Majority Lenders.  The Administrative Agent shall incur no liability to the Finance Parties under or in respect of any of the Finance Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct.  The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any of the Finance Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Finance Parties.  In respect of any notice by or action taken by the Administrative Agent hereunder, the Borrower shall at no time be obliged to enquire as to the right or authority of the Administrative Agent to so notify or act.

14.8                          Notice of Events of Default

In the event that the Administrative Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, the Administrative Agent shall promptly notify the Lenders and shall take such action and assert such rights under Section 13.1 of this agreement and under the other Finance Documents as the Majority Lenders shall request in writing and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request.  If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the Administrative Agent to take such action or to assert such rights under any of the Finance Documents in respect of such Default or Event of Default, the Administrative Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 13.1 of this agreement or under the other Finance Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Lenders except that, if the Majority Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to such instructions unless required by law to do so.

14.9                          Responsibility Disclaimed

The Administrative Agent shall be under no liability or responsibility whatsoever as agent hereunder:

(a)
to any Obligor or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Finance Party or Finance Parties of any of its or their obligations under any of the Finance Documents;

(b)	to any Finance Party or Finance Parties as a consequence of any failure or delay in performance by, or any breach by, any Obligor of any of its obligations under any of the Finance Documents; or

(c)
to any Finance Party or Finance Parties for any statements, representations or warranties in any of the Finance Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Finance Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Finance Documents or any other document contemplated hereby or thereby.

14.10                          Indemnification

The Lenders agree to indemnify the Administrative Agent (to the extent not reimbursed by the Borrower) in their respective Pro Rata Shares from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any of the Finance Documents or any other document contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under any of the Finance Documents or any document contemplated hereby or thereby, except that no Lender shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Administrative Agent.

14.11                          Credit Decision

Each Lender represents and warrants to the Administrative Agent that:

(a)
in making its decision to enter into this agreement and to make its Pro Rata Share of the Credit Facility available to the Borrower, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Obligors and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and

(b)	so long as any portion of the Credit Facility is being utilized by the Borrower, it will continue to make its own independent evaluation of the financial condition and affairs of the Obligors.

14.12                          Successor Administrative Agent

Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may, with the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), resign at any time by giving 30 days written notice thereof to the Borrower and the Lenders.  Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrower (which consent shall not be required (x) if the successor Administrative Agent is an Affiliate or Subsidiary of the Administrative Agent on the date hereof or (y) for so long as a Default has occurred and is continuing), shall have the right to appoint a successor Administrative Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment.  If no successor Administrative Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Administrative Agent may, on behalf of the Lenders and with the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), appoint a successor Administrative Agent which shall be a bank organized under the laws of Canada which has combined capital and reserves in excess of CDN$250,000,000 and has an office in Toronto.  Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Administrative Agent (in its capacity as Administrative Agent but not in its capacity as a Lender) and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder (in its capacity as Administrative Agent but not in its capacity as a Lender).  After any retiring Administrative Agent’s resignation hereunder as the Administrative Agent, provisions of this Article 14 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.

14.13                          Delegation by Administrative Agent

The Administrative Agent shall have the right to delegate any of its duties or obligations hereunder as Administrative Agent to any Affiliate of the Administrative Agent so long as the Administrative Agent shall not thereby be relieved of such duties or obligations.

14.14                          Waivers and Amendments

(a)
Subject to Sections 14.14(b)-(d) any term, covenant or condition of any of the Credit Documents may only be amended with the prior consent of the Borrower and the Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

(b)	Notwithstanding Section 14.14(a), without the prior written consent of each Lender and subject to the last sentence of this Section 14.14(b), no such amendment or waiver shall directly:

(i)	increase the amount of the Credit Facility or the amount of the Individual Commitment of any Lender;

(ii)	subject to Section 9.9, extend the Maturity Date;

(iii)
extend the time for the payment of interest on Loans, forgive any portion of principal of any Loan or any repayment or reimbursement obligation under any Bankers’ Acceptance or Letter, reduce the stated rate or amount of interest thereon, or amend the requirement of pro rata application of all amounts received by the Administrative Agent in respect of the Credit Facility or amend or waive any provision providing for the pro rata nature of payments to, or distributed by, the Lenders;

(iv)
amend the definition of Enforcement Date, Majority Lenders, Material Adverse Change, Material Adverse Effect, Finance Document, Finance Parties, Secured Obligations or Permitted Risk Management Agreement nor any definitions forming part thereof;

(v)	reduce the stated amount or postpone the date for payment of any fees or other amount to be paid pursuant to Article 7 or Article 8 of this agreement;

(vi)	permit any subordination of any of the Secured Obligations;

(vii)	other than pursuant to Section 14.24, release or discharge any of the Security Documents or the Guarantees or any Security, in whole or in part; or

(viii)	alter the terms of this Section 14.14 or the fourth sentence of Section 16.5(c).

Without the prior written consent of each Yank-a-Banked Lender (other than any Yank-a-Banked Lender (x) who has been granted a Yank-a-Banked Lender Lien or (y) all of whose Transactions have been novated pursuant to the provisions of the relevant Cash Management Agreements or Secured Risk Management Agreements), no such amendment or waiver shall be effected pursuant to any of Sections 14.14(b)(i),(iv) or (vi)-(viii).

(c)
The Borrower may at any time, by written request to the Administrative Agent (each, a “Unanimous Lender Request”), request an amendment or waiver that requires the prior written consent of each Lender pursuant to Section 14.14(b).  A copy of the Unanimous Lender Request shall be provided by the Administrative Agent to each of the Lenders in accordance with Section 14.18.  Each Lender may in its sole discretion, by written notice to the Administrative Agent (the “Unanimous Lender Response Notice”), within 15 Banking Days of the Administrative Agent’s receipt of the Unanimous Lender Request (the “Unanimous Lender Response Period”), approve or decline the Unanimous Lender Request.  If any Lender does not provide a Unanimous Lender Response Notice within the Unanimous Lender Response Period, such Lender shall be deemed to have declined the Unanimous Lender Request.  If Lenders with Individual Commitments that in the aggregate are greater than 30% of the aggregate Individual Commitments of all Lenders do not approve the Unanimous Lender Request, the Administrative Agent shall notify the Borrower and the Lenders that the Unanimous Lender Request has been declined;

(d)
if Lenders with Individual Commitments that in the aggregate are equal to or greater than 70% but less than 100% of the aggregate Individual Commitments of all Lenders approve the Unanimous Lender Request within the Unanimous Lender Response Period (the “Approving Lenders”), the following shall apply:

(i)
On or before the second Business Day after the Unanimous Lender Response Period, the Administrative Agent shall give written notice (the “Acquisition Request Notice”) to the Borrower and each Lender identifying the Approving Lenders and Lender or Lenders that have declined or are deemed to have declined the Unanimous Lender  Request (the “Declining Lenders”) and their respective Individual Commitments.

(ii)
Any Approving Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining Lenders under the Credit Documents (all of such rights and obligations being herein called the “Available Amount”) by giving written notice to the Administrative Agent (an “Acquisition Notice”) of the portion of the Available Amount which it is prepared to acquire (the “Desired Acquisition Amount”).  Such Acquisition Notice shall be given within 15 days following the giving of the Acquisition Request Notice (such deadline being herein called the “Acquisition Deadline”).  If only one Approving Lender gives an Acquisition Notice to the Administrative Agent or if more than one Approving Lender gives an Acquisition Notice to the Administrative Agent but the aggregate of their Desired Acquisition Amounts is less than or equal to the Available Amount, then each such Approving Lender shall be entitled to acquire its Desired Acquisition Amount of the rights and obligations of the Declining Lenders under the Credit Documents.  If more than one Approving Lender gives an Acquisition Notice to the Administrative Agent and the aggregate of the Desired Acquisition Amounts is greater than the Available Amount, then each such Approving Lender shall be entitled to acquire a pro rata share of the rights and obligations of the Declining Lenders under the Credit Documents, such pro rata share being determined based on the relative Desired Acquisition Amount of each such Approving Lender.  On or before the second Business Day following the Acquisition Deadline, the Administrative Agent shall give to the Borrower and each Lender a written notice identifying the Available Amount of each Declining Lender and the portion thereof to be acquired by each Approving Lender.  Each of such acquisitions shall be completed on the date which is fifteen days following the Acquisition Deadline in accordance with the procedures set out in Section 16.5(c).  If the Available Amount is not completely acquired by the Approving Lenders, the Borrower may locate other Persons (“Substitute Lenders”) who qualify as Lenders, are satisfactory to the Administrative Agent, acting reasonably, and who acquire all or a portion of the balance of the rights and obligations of the Declining Lenders under the Credit Documents on the date which is fifteen days following the Acquisition Deadline in accordance with the procedures set out in Section 16.5(c).  Any outstanding credit extended by the Declining Lenders to the Borrower under the Credit Facility which is not so acquired by Approving Lenders or Substitute Lenders shall be repaid and the Individual Commitments of the Declining Lenders not so acquired shall be cancelled on the date which is fifteen days following the Acquisition Deadline and the amount of the Credit Facility shall thereupon be reduced by the aggregate of the Individual Commitments so cancelled.  The Borrower shall comply with Section 8.4 in connection with any such prepayment.  As concerns any Bankers’ Acceptances or BA Rate Loans that otherwise would be subject to prepayment pursuant to this Section 14.14(d), the Borrower shall forthwith pay to the Administrative Agent an amount equal to the aggregate of the aggregate face amount of such Bankers’ Acceptances and the aggregate principal amount of such BA Rate Loans, such amount to be held by the Administrative Agent against any amount owing by the Borrower to such Declining Lenders in respect of such Bankers’ Acceptances and BA Rate Loans.  Any such amount paid to the Administrative Agent shall be held on deposit by the Administrative Agent until the maturity date of such Bankers’ Acceptances or BA Rate Loans, at which time it shall be applied against the indebtedness of the Borrower to such Declining Lenders thereunder.  While on deposit with the Administrative Agent, such amount shall bear interest at the rate applicable to short term deposits. As concerns any Letter that otherwise would be subject to prepayment pursuant to this Section 14.14(d), the Borrower shall forthwith pay to the Issuing Lender an amount equal to the aggregate contingent liability of the relevant Declining Lenders under such Letter, such amount to be held by the Issuing Lender subject to Section 13.2.  As concerns any Declining Lender which is an Issuing Lender who has issued and has outstanding one or more Letters, the Borrower on whose behalf such Letters or Letters are issued the remaining Lenders shall agree among themselves and the Borrower as to a replacement Issuing Lender and such replacement Issuing Lender shall issue replacement Letters for, and arrange with the Borrower for the return to the Declining Lender of, the Letters issued by the Declining Lender.  If the remaining Lenders and the Borrower fail to issue, or cause to be issued, replacement Letters or the Borrower has not been able to arrange for the return of Letters issued by the Declining Lender prior to the Declining Lender ceasing to be a Lender, the Borrower shall deliver cash collateral to such Declining Lender in an amount equal to the face amount of each such outstanding Letter and such Declining Lender may, at its option in its sole and absolute discretion, pay the beneficiary of any such outstanding Letter the face amount thereof in cash as if such beneficiary had presented such Letter to such Issuing Lender for payment. For certainty, no Declining Lender which is an Issuing Lender with Letters outstanding shall cease to be a Lender hereunder until all such Letters are either returned to it for cancellation or cash collateralized as afore-said.  For certainty, upon the acquisition of the Available Amount by the Approving Lenders and/or the Substitute Lenders and, if applicable, repayment of outstanding credit extended by the Declining Lenders to the Borrower under the Credit Facility which is not so acquired, the Unanimous Lender Request shall be deemed to have been consented to by all of the Lenders.

(iii)
The Borrower may request, at any time with respect to a Yank-a-Banked Lender, that the Secured Obligations of the Obligors owing to a Yank-a-Banked Lender be collateralized in full by Cash, letter of credit or letter of guarantee (the “Yank-a-Banked Lender Lien”). Subject to the consent of all Lenders, such Secured Obligations shall be so collateralized and the Yank-a-Banked Lender Lien shall constitute a first-ranking Lien in subject collateral and the Security a second-ranking Lien therein. Upon the granting of a Yank-a-Banked Lender Lien in favour of a Yank-a-Banked Lender, such Yank-a-Banked Lender shall cease to be a Finance Party.

(e)
No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Administrative Agent or an Issuing Lender shall be effective without the prior written consent of the Administrative Agent or such Issuing Lender, as the case may be.

(f)
Notwithstanding any other provision hereof, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that the Individual Commitment of such Lender may not be increased or extended without the consent of such Lender

14.15                          Determination by Administrative Agent Conclusive and Binding

Any determination to be made by the Administrative Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this agreement shall be made by the Administrative Agent in good faith and, if so made, shall be binding on all parties, absent manifest error.

14.16                          Adjustments among Lenders after Acceleration

(a)
The Lenders agree that, at any time after all Indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, they will at any time or from time to time upon the request of any Lender through the Administrative Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 14.16, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to such acceleration, cancellation or termination.

(b)
The Finance Parties agree that, at any time after all Indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, the amount of any repayment made by the Borrower under this agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Finance Parties under the Finance Documents, which are to be applied against amounts owing hereunder or thereunder as principal and/or other indebtedness then due and payable under any Finance Document, will be so applied in a manner such that to the extent possible, (i) the Exposure of each of the Finance Parties, after giving effect to such application, will be pro rata in accordance with the Finance Parties’ relative Exposures that are then due and payable and (ii) the amount of credit outstanding under the Credit Facility which is owing to each Lender, after giving effect to such application, will be pro rata in accordance with the Lenders’ Pro Rata Shares of the Credit Facilities immediately prior to such acceleration, cancellation or termination.

(c)
For greater certainty, each Finance Party acknowledges and agrees that without limiting the generality of the provisions of Section 14.16(a) and (b), such provisions will have application if and whenever any Finance Party shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise), other than on account of any monies owing or payable by the Borrower to it under the Finance Documents in excess of its pro rata share of payments on account of monies owing by the Borrower to all the Finance Parties thereunder.

(d)
The Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Finance Parties pursuant to this Section 14.16.

14.17                          Redistribution of Payment

If a Finance Party shall receive payment, at any time after all Indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, of a portion of the aggregate amount of Secured Obligations then due and payable by an Obligor to the Finance Party (whether by set-off, repayment, the proceeds of the exercise of any rights or remedies of the Finance Parties under the Finance Documents or otherwise) which is greater than the proportion received by any other Finance Party in respect of the aggregate amount of Secured Obligations then due and payable to it (having regard to the respective Exposures of the Finance Parties that are then due and payable), the Finance Party receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding Secured Obligations due and payable to the other Finance Party or Finance Parties so that the respective receipts shall be pro rata to their respective participation in the Secured Obligations that are then due and payable; provided, however, that if all or part of such proportionately greater payment received by such purchasing Finance Party shall be recovered from the Borrower, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Finance Party or Finance Parties to the extent of such recovery, but without interest.

14.18                          Distribution of Notices

Except as otherwise expressly provided herein, promptly after receipt by the Administrative Agent of any notice or other document which is delivered to the Administrative Agent hereunder on behalf of the Lenders, the Administrative Agent shall provide a copy of such notice or other document to each of the Lenders.

14.19                          Decision to Enforce Security

The Security shall become enforceable as provided in Article 13.  Upon the Security becoming enforceable as aforesaid, the Administrative Agent shall promptly so notify each of the Lenders.  Any Lender may thereafter provide the Administrative Agent with a written request to enforce the Security.  Forthwith after the receipt of such a request, the Administrative Agent shall seek the instructions of the Majority Lenders as to whether the Security should be enforced and the manner in which the Security should be enforced.  In seeking such instructions, the Administrative Agent shall submit a specific proposal to the Lenders.  The Administrative Agent shall promptly notify the Lenders of all instructions and approvals of the Majority Lenders.

14.20                          Enforcement

The Administrative Agent reserves the sole right to enforce, or otherwise deal with, the Security and to deal with the Obligors in connection therewith; provided, however, that the Administrative Agent shall so enforce, or otherwise deal with, the Security as the Majority Lenders shall instruct.

14.21                          Application of Cash Proceeds of Realization

(a)
All Proceeds of Realization not in the form of cash shall be forthwith delivered to the Administrative Agent and disposed of, or realized upon, by the Administrative Agent in such manner as the Majority Lenders may approve so as to produce Cash Proceeds of Realization.

(b)
Subject to the claims, if any, of secured creditors of the Obligors whose security ranks in priority to the Security, all Cash Proceeds of Realization shall be applied and distributed, and the claims of the Lenders shall be deemed to have the relative priorities which would result in the Cash Proceeds of Realization being applied and distributed, as follows:

(i)
firstly, to the payment of all reasonable costs and expenses incurred by or on behalf of the Administrative Agent (including, without limitation, all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder or under the Security Documents or the Guarantees and in payment of all of the remuneration of any Receiver and all costs and expenses properly incurred by such Receiver (including, without limitation, all legal fees and disbursements) in the exercise of all or any powers granted to it under the Security Documents;

(ii)	secondly, in payment of all amounts of money borrowed or advanced by the Administrative Agent or such Receiver pursuant to the Security Documents and any interest thereon;

(iii)	thirdly, to the payment of interest and fees forming part of the Secured Obligations of the Borrower to the Lenders and the Administrative Agent pro rata in accordance with their relative Exposures;

(iv)
fourthly, to the payment or prepayment of all other Secured Obligations (including holding as cash collateral to be applied against Secured Obligations which have not then matured) to the Finance Parties pro rata in accordance with their relative Exposures; and

(v)	the balance, if any, to the Borrower or otherwise in accordance with Applicable Law.

14.22                          Security Documents

As continuing collateral security for the Secured Obligations, the Borrower shall, and shall cause the Obligors to, execute and deliver the Guarantees and shall, and shall cause the Secured Obligors to execute and deliver the Security Documents.  The Guarantees and the Security Documents shall be entered into in favour of the Administrative Agent for the rateable benefit of the Finance Parties.  The Administrative Agent declares that it shall hold the Security, the Secured Assets charged by the Security Documents and the rights granted to it under the Finance Documents for its own benefit and in its capacity as agent for the rateable benefit of each Finance Party.

14.23                          Entering into Contracts

Each Finance Party hereby irrevocably authorizes the Administrative Agent to enter into the Guarantees and Security Documents as agent for and on behalf of each such Lender and the Borrower hereby expressly acknowledges the authority of the Administrative Agent to so enter into the Guarantees and Security Documents.

14.24                          Discharge of Security

(a)
To the extent a sale or other disposition of the Secured Assets (including, without limitation, the sale or disposition of a Guarantor) is permitted pursuant to the provisions hereof, the Finance Parties hereby authorize the Administrative Agent, at the cost and expense of the Borrower, to execute such discharges and other instruments which are necessary for the purposes of releasing and discharging the security interest of the Finance Parties therein or for the purposes of recording the provisions or effect thereof in any office where the Security Documents may be registered or recorded or for the purpose of more fully and effectively carrying out the provisions of this Section 14.24;

(b)
Notwithstanding Section 14.24(a), the Borrower hereby acknowledges and agrees that, notwithstanding any sale or disposition of a Guarantor not prohibited by this agreement or the release of a Guarantor from the Guarantee to which it is a party (in each such case, a “Released Guarantor”), in each case at any time that such Released Guarantor has outstanding Direct Secured Obligations, the Borrower’s Guarantee set forth in Article 15 hereof and the Guarantees of each Guarantor shall continue to guarantee the payment and performance of the Direct Secured Obligations of such Released Guarantor.

14.25                          Determination of Exposures

Concurrent with any request for any approval or instructions of the Majority Lenders and prior to any distribution of Cash Proceeds of Realization to the Finance Parties, the Administrative Agent shall request each Finance Party to provide to the Administrative Agent a written calculation of such Finance Party’s Exposure, each such calculation to be certified true and correct by the Finance Party providing same. Each Finance Party shall so provide such calculation within two Banking Days following the request of the Administrative Agent. Any such calculation provided by a particular Finance Party shall, absent manifest error, constitute prima facie evidence of such Finance Party’s Exposure at such time. With respect to each determination of the Exposure of the Finance Parties, the Administrative Agent shall promptly notify the Finance Parties. For the purposes of determining a particular Finance Party’s Exposure:

(a)	the Exposure of a Finance Party under any Credit Documents shall be the aggregate amount (expressed in United States dollars) owing to such Finance Party thereunder on such date;

(b)
the Exposure of a Finance Party in respect of Permitted Risk Management Agreements shall be measured as the net exposure of such Finance Party under all Permitted Risk Management Agreements with each Obligor to which such Finance Party is a party, being the aggregate exposure of such Finance Party thereunder less the aggregate exposure of the Obligors thereunder; the exposure of party to a Permitted Risk Management Agreement shall be, in the case of a Permitted Risk Management Agreement which has not been terminated as of such date, the total amount which would be owing to such party by the other party under such Permitted Risk Management Agreements in the event of the early termination as of such date of such Permitted Risk Management Agreements as a result of the occurrence of a default, event of default or termination event (however specified or designated) with respect to such party thereunder or, in the case of a Permitted Risk Management Agreement which has been terminated as of such date, the total amount which is owing to such party by the other party under such Permitted Risk Management Agreement, in each case expressed in United States dollars; and

(c)
the Exposure of a Finance Party in respect of any Cash Management Agreement shall be the consolidated amount (expressed in United States dollars) which would be owing by the Obligors thereunder on such date if such agreement was terminated on such date.

14.26                          Real Property Security

(a)
The Administrative Agent shall not enter into any Security Document in respect of any real property located in the United States (and which are subject to Flood Insurance Laws) acquired by the Borrower or any other Obligor after the date of the Credit Agreement until (1) the date that occurs 45 days after the Administrative Agent has delivered to the Lenders (which may be delivered electronically) the following documents in respect of such real property: (i) a completed flood hazard determination from a third party vendor; (ii) if such real property is located in a “special flood hazard area” as identified by the Federal Emergency Management Agency (or any successor agency), (A) a notification to the Borrower (or applicable Obligor) of that fact and (if applicable) notification to the Borrower (or applicable Obligor)  that flood insurance coverage is not available and (B) evidence of the receipt by the Borrower (or applicable Obligor) of such notice; and (iii) if such notice is required to be provided to the Borrower (or applicable Obligor) and flood insurance is available in the community in which such real property is located, evidence of required flood insurance and (2) the Administrative Agent shall have received written confirmation from the Lenders that flood insurance due diligence and flood insurance compliance have been completed by the Lenders (such written confirmation not to be unreasonably conditioned, withheld or delayed).

(b)
If any Lender determines, acting reasonably, that any applicable law has made it unlawful, or that any governmental authority has asserted that it is unlawful, for such Lender to hold or benefit from a Lien over real property pursuant to any law of the United States or any State thereof, such Lender may notify the Administrative Agent and disclaim any benefit of such security interest to the extent of such illegality; provided, that such determination or disclaimer shall not invalidate or render unenforceable such Lien for the benefit of any other Lender.

ARTICLE 15
 GUARANTEE

15.1                          Guarantee

The Borrower hereby unconditionally, absolutely and irrevocably guarantees the full and punctual payment to the Finance Parties as and when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise, of all of the Direct Secured Obligations of the other Direct Obligors in the same currency as the currency of the Direct Secured Obligations of such Direct Obligors, whether for principal, interest, fees, expenses, indemnities or otherwise.

15.2                          Nature of Guarantee

This guarantee shall in all respects be a continuing, absolute, unconditional and irrevocable guarantee of payment when due and not of collection, and shall remain in full force and effect until all Direct Secured Obligations have been paid in full and all Individual Commitments of the Finance Parties have been permanently terminated.  For certainty, notwithstanding the repayment in full of all Indebtedness owing under this Agreement, the termination of the Credit Facility and any release of the Borrower of its obligations hereunder, this Article 15 shall survive until all Direct Secured Obligations under all Permitted Risk Management Agreements have been repaid in full and satisfied.  The Borrower guarantees that the Direct Secured Obligations of the other Direct Obligors will be paid strictly in accordance with their respective terms, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Finance Parties with respect thereto.

15.3                          Liability Not Lessened or Limited

Subject to the provisions hereof, the liability of the Borrower under this guarantee shall be absolute, unconditional and irrevocable irrespective of, and without being lessened or limited by:

(a)	any lack of validity, legality, effectiveness or enforceability of any of the agreements or instruments evidencing any of the Secured Obligations of any Obligor;

(b)	the failure of any Finance Party:

(i)
to assert any claim or demand or to enforce any right or remedy against any Obligor or any other Person (including any other guarantor) under the provisions of any of the agreements or instruments evidencing any of the Secured Obligations of any Obligor, or otherwise, or

(ii)	to exercise any right or remedy against any other guarantor of, or collateral securing, any of the Secured Obligations of any Obligor;

(c)
any change in the time, manner or place of payment of, or in any other term of, all or any of the Secured Obligations of any Obligor, or any other extension, compromise, indulgence or renewal of any Secured Obligations of any Obligor;

(d)
any reduction, limitation, variation, impairment, discontinuance or termination of the Secured Obligations of any Obligor for any reason (other than by reason of any payment which is not required to be rescinded), including any claim of waiver, release, discharge, surrender, alteration or compromise, and shall not be subject to (and the Borrower hereby waives any right to or claim of) any defence or set-off, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality, nongenuineness, irregularity, compromise, unenforceability of, or any other event or occurrence affecting, the Secured Obligations of any Obligor or otherwise (other than by reason of any payment which is not required to be rescinded);

(e)
any amendment to, rescission, waiver or other modification of, or any consent to any departure from, any of the terms of any of the agreements or instruments evidencing any of the Secured Obligations of any Obligor or any other guarantees or security;

(f)
any addition, exchange, release, discharge, renewal, realization or non-perfection of any collateral security for the Secured Obligations of any Obligor or any amendment to, or waiver or release or addition of, or consent to departure from, any other guarantee held by the Administrative Agent or any of the other Finance Parties as security for any of the Secured Obligations of any Obligor;

(g)
the loss of or in respect of or the unenforceability of any other guarantee or other security which the Administrative Agent or any of the other Finance Parties may now or hereafter hold in respect of the Secured Obligations of any Obligor, whether occasioned by the fault of the Administrative Agent or any of the other Finance Parties or otherwise;

(h)
any change in the name of any Obligor, the articles of incorporation, capital structure, capacity or constitution of any Obligor, the bankruptcy or insolvency of any Obligor, the sale of any or all of the business or assets of any Obligor being consolidated, merged or amalgamated with any other Person;

(i)
any payment received on account of the Secured Obligations of any Obligor by the Administrative Agent or any of the other Finance Party that it is obliged to repay pursuant to any Applicable Law or for any other reason; or

(j)
any other circumstance which might otherwise constitute a defence available to, or a legal or equitable discharge of, any Obligor, any surety or any guarantor other than payment of any Direct Secured Obligation.

15.4                          Administrative Agent not Bound to Exhaust Recourse

The Administrative Agent shall not be bound to pursue or exhaust its recourse against any particular Obligor or others or any security or other guarantees it may at any time hold before being entitled to payment hereunder from the Borrower to enforce its rights against the Borrower under the Security Documents to which the Borrower is a party.

15.5                          Enforcement

Upon any of the Secured Obligations of any Obligor becoming due and payable, the Borrower shall forthwith pay to the Administrative Agent in immediately available funds at the address of the Administrative Agent set forth on its signature page hereto, the total amount of such Secured Obligations of such Obligor and the Administrative Agent shall apply the sums so paid and realized in such manner as provided for in this Agreement.  A written statement of the Administrative Agent as to the amount of the Secured Obligations of an Obligor remaining unpaid to the Finance Parties at any time shall be prima facie evidence against the Borrower, absent manifest error, as to the amount of the Secured Obligations of such Obligor  remaining unpaid to the Finance Parties at such time.

15.6                          Guarantee in Addition to Other Security

The guarantee contained herein shall be in addition to and not in substitution for any other guarantee or other security which the Administrative Agent may now or hereafter hold in respect of the Secured Obligations of an Obligor, and the Administrative Agent shall be under no obligation to marshal in favour of the Borrower any other guarantee or other security or any moneys or other assets which the Administrative Agent may be entitled to receive or may have a claim upon.

15.7                          Reinstatement

The guarantee contained herein and all other terms of this agreement shall continue to be effective or shall be reinstated, as the case may be, if at any time any payment (in whole or in part) of any of the Secured Obligations of an Obligor is rescinded or must otherwise be returned or restored by the Finance Parties by reason of the insolvency, bankruptcy or reorganization of an Obligor or for any other reason not involving the wilful misconduct of the Administrative Agent or any other Finance Party, all as though such payment had not been made.

15.8                          Waiver of Notice, etc.

The Borrower hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Secured Obligations of the Obligors and this agreement, other than written demand for payment.

15.9                          Subrogation Rights

Except to the extent necessary to preserve its rights, the Borrower will not exercise any rights which it may acquire by way of subrogation under this agreement, by any payment made hereunder or otherwise, until the prior satisfaction in full of all of the Secured Obligations of the Obligors.  Any amount paid to the Borrower on account of any such subrogation rights prior to the satisfaction in full of all Secured Obligations of any Obligor shall be held in trust for the benefit of the Finance Parties and shall immediately be paid to the Administrative Agent and credited and applied against the Secured Obligations of such Obligor, whether matured or unmatured; provided, however, that if

(a)	the Borrower has made payment to the Administrative Agent of all or any part of the Secured Obligations of the Obligors, and

(b)
all Secured Obligations of all Obligors (other than those provisions which by their terms survive the termination of relevant Finance Document) have been paid in full and all Individual Commitments have been permanently terminated, the Administrative Agent agrees that, at the Borrower’s request, the Administrative Agent will execute and deliver to the Borrower appropriate documents (without recourse and without representation or warranty) necessary to evidence the transfer by subrogation to the Borrower of an interest in the Secured Obligations of the Obligors resulting from such payment by the Borrower.

15.10                          Advances After Certain Events

All advances, renewals and credits made or granted by the Finance Parties to or for any Obligor under the Finance Documents after the bankruptcy or insolvency of such Obligor, but before the relevant Finance Party has received notice thereof, shall be deemed to form part of the Secured Obligations of such Obligor, and all advances, renewals and credits obtained from the Finance Parties by or on behalf of such Obligor under the Finance Documents shall be deemed to form part of the Secured Obligations of such Obligor, notwithstanding any lack or limitation of power, incapacity or disability of such Obligor or of the directors or agents thereof and notwithstanding that of such Obligor may not be a legal entity and notwithstanding any irregularity, defect or informality in the obtaining of such advances, renewals or credits, whether or not the relevant Finance Party has knowledge thereof.

15.11                          Indemnity

The Borrower hereby agrees to indemnify and save the Finance Parties harmless from and against all loss, cost, damage, expense, claims and liability which they may at any time suffer or incur in connection with:

(a)	any failure by any Obligor to duly and punctually pay or perform its Secured Obligations; and

(b)	any loss for any reason whatsoever, including by operation of law or otherwise, of any right of any Finance Party against the Obligors.

ARTICLE 16
MISCELLANEOUS

16.1                          Notices

All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee or sent by telefacsimile, charges prepaid, at or to the applicable addresses or telefacsimile numbers, as the case may be, set out opposite the parties name on the signature page hereof or at or to such other address or addresses, telefacsimile number or numbers as any party hereto may from time to time designate to the other parties in such manner.  Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery.  Any communication which is transmitted by telefacsimile as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission.

16.2                          Severability

Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

16.3                          Counterparts; Electronic Execution

This agreement may be executed and delivered in one or more original or faxed signed counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.  Each Credit Document may by executed by way of electronic signature (including through an information system such as DocuSign or OneSpan or by any other electronic means) and any such execution of a Credit Document shall be of the same legal effect, validity or enforceability as a manually executed signature.  The words “execution”, “signed”, “signature”, shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

16.4                          Successors and Assigns

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

16.5                          Assignment

(a)	Neither the Credit Documents nor the benefit thereof may be assigned by the Borrower.

(b)
A Lender may at any time sell to one or more other Persons (“Participants”) participating interests in any credit outstanding hereunder, any commitment of the Lender hereunder or any other interest of the Lender hereunder.  In the event of any such sale by a Lender of a participating interest to a Participant, the Lender’s obligations under this agreement to the Borrower shall remain unchanged, the Lender shall remain solely responsible for the performance thereof and the Borrower shall continue to be obligated to the Lender in connection with the Lender’s rights under this agreement.  The Borrower agrees that if amounts outstanding under this agreement are due and unpaid, or shall have been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of set-off in respect of its participating interest in amounts owing under this agreement to the same extent as if the amount of its participating interest were owing directly to it as the relevant Lender under this agreement.  The Borrower also agrees that each Participant shall be entitled to the benefits of Article 8 with respect to its participation hereunder and for the purposes of Article 8 such Participant shall be deemed to be a Lender to the extent of such participation; provided, that, no Participant shall be entitled to receive any greater amount pursuant to such Article than the relevant Lender would have been entitled to receive in respect of the amount of the participation transferred by such Lender to such Participant had no such transfer occurred.

(c)
With the prior written consent of, (w) the Borrower (which consent shall not be required (i) if such sale is to one or more other Lenders or to an Affiliate of any Lender and such assignment would not impose on the Borrower at the time of the assignment any liability under Section 8.6 or (ii) in circumstances where an Event of Default has occurred and is continuing), (x) the Issuing Lender and (y) the Administrative Agent, a Lender may at any time sell all or any part of its rights and obligations under the Credit Documents to one or more Persons (“Purchasing Lenders”).  No consent shall be required in the case of the sale by a Lender listed in Schedule I, Schedule II or Schedule III of the Bank Act (Canada) to its Affiliate that is listed in Schedule I, Schedule II or Schedule III to the Bank Act (Canada).  Upon such sale, the Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents and each of the Purchasing Lenders shall become a party to the Credit Documents to the extent of the interest so purchased provided, however, no Lender that is a Defaulting Lender shall be released from any obligation in respect of any damages arising in connection with it being or becoming a Defaulting Lender.  Any such assignment shall be for Individual Commitments of at least $10,000,000 and, following such assignment, the Lender shall either retain an Individual Commitment of $10,000,000 or have assigned the entirety of its Individual Commitment.  Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Administrative Agent an assignment fee in the amount of $3,500 for each Purchasing Lender, unless and until the Purchasing Lender has executed an instrument substantially in the form of Schedule C hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Finance Documents as a Lender and has agreed to specific Individual Commitments with respect to the Credit Facility and a specific address and telefacsimile number for the purpose of notices as provided in Section 16.1 and unless and until the requisite consents to such assignment have been obtained, unless and until a copy of a fully executed copy of such instrument has been delivered to each of the Administrative Agent and the Borrower.  Upon any such assignment becoming effective, Schedule A hereto shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitment with respect to the Credit Facility, address and telefacsimile number as aforesaid and the Individual Commitment of the Lender making such assignment shall be deemed to be reduced by the amount of the Individual Commitment of the Purchasing Lender with respect to the Credit Facility.

(d)
The Borrower authorizes the Administrative Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a “Transferee”) and any prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any and all financial information in their possession concerning the Companies which has been delivered to them by or on behalf of the Borrower pursuant to this agreement or which has been delivered to them by or on behalf of the Borrower in connection with their credit evaluation of the Companies prior to becoming a party to this agreement, so long as any such Transferee agrees not to disclose any confidential, non-public information to any Person other than its non brokerage affiliates, employees, accountants or legal counsel on a need-to-know basis, unless required by law.

16.6                          Survival

The provisions of Articles 10, 11, 13, 14 and 15 (and all other provisions of this agreement which are necessary to give effect to each of the provisions of such Articles) shall survive repayment in full of all credit outstanding under the Credit Facility and the termination of the Individual Commitments of the Lenders hereunder for the benefit of the Finance Parties until the Secured Obligations Termination Date.

The provisions of Articles 10, 11 and 13 (and all other provisions of this agreement which are necessary to give effect to each of the provisions of such Articles) other than Sections 10.1(p), (q) and (r), 11.1(c), (d), (h), (i), (q) and (t) and 13.1(n) and (p), as amended by this Section or at any time hereafter in accordance with this agreement (collectively, the “Standalone Provisions”), shall continue for the benefit of each Voluntary Exiting Lender until all Risk Management Agreements (the “Standalone Risk Management Agreements”) entered into between an Obligor and such Voluntary Exiting Lender at a time when it was a Qualified Finance Party or a Qualified Affiliate, have been terminated.  After the Secured Obligations Termination Date, all references in the Standalone Provisions to the Administrative Agent shall be read and construed as a reference to each Voluntary Exiting Lender and all references to Finance Documents shall be read and construed as a reference to Standalone Risk Management Agreements.

16.7                          Judgment Currency

(a)
If, for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 16.7 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 16.7 referred to as the “Indebtedness Currency”) under this agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(i)
the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)
the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 16.7(a)(ii) being hereinafter in this Section 16.7 referred to as the “Judgment Conversion Date”).

(b)
If, in the case of any proceeding in the court of any jurisdiction referred to in Section 16.7(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c)
Any amount due from the Borrower under the provisions of Section 16.7(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.

(d)
The term “rate of exchange” in this Section 16.7 means the noon spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

16.8                          Confidentiality

Each Finance Party agrees to use commercially reasonable efforts to ensure that financial statements or other information relating to the Obligors which may be delivered to it pursuant to this agreement and which are not publicly filed or otherwise made available to the public generally will be treated confidentially by such Finance Party and that such financial statements or other information will not, except with the written consent of the Borrower, be distributed or otherwise made available by any Finance Party to any Person other than its affiliates or its directors, officers, employees, authorized agents, counsel, auditors or other representatives (provided the other representatives have agreed or are under a duty to keep all information confidential) who that Finance Party considers appropriate to have such information.  Each Finance Party is authorized to deliver a copy of any financial statements or any other information which may be delivered to it pursuant to this agreement, to (i) another Finance Party, (ii) any actual or potential Transferee provided the Transferee agrees to keep all such information confidential, (iii) any Official Body having jurisdiction over such Finance Party in order to comply with any applicable law, regulation or legal process in connection with the exercise of any remedies hereunder or under any other Finance Document or any action or proceeding relating to this agreement or any other Finance Document or the enforcement of rights hereunder or thereunder, (iv) any organization for league table purposes provided that any information provided is limited to what has reasonably been requested by such organization, (v) any rating agency, insurer or insurance broker of, or direct or indirect provider of credit protection to any Finance Party; and (vi) to any credit insurance or reinsurance provider relating to any Obligor and its Secured Obligations or to any credit rating agency; provided, however, that the foregoing confidentiality provisions shall not apply to information which is already known to the relevant Finance Party at the time of disclosure or is lawfully obtained by such Finance Party after disclosure and that, as concerns clauses (v) and (vi) herein, any such rating agency, insurer or insurance broker or credit insurance or reinsurance provider, so long as any such entity agrees not to disclose any confidential, non-public information to any Person other than its non-brokerage affiliates, employees, accountants or legal counsel, unless required by law.

16.9                          AML Laws

(a)
(i) The Obligors are in compliance with all anti-money laundering laws, rules, regulations and orders of jurisdictions applicable to the Obligors (collectively, “AML Laws”), including without limitation, the Patriot Act (as hereinafter defined); (ii) to the knowledge of the Borrower, no investigation, action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator, involving any Obligor, with respect to AML Laws is currently pending or threatened; and (iii) the Borrower agrees to provide the Lenders with all information reasonably required by the Lenders to carry out their obligations under applicable AML Laws and the Lenders’ anti-money laundering policies and procedures.

(b)
The Obligors and their respective employees, directors, officers and any agent, in each case, acting on any Obligor’s behalf, have not corruptly paid, offered or promised to pay, or authorized payment of any monies or a thing of value, directly or indirectly, to any Person, including without limitation any government official (including employees of government-owned or -controlled entities or of a public international organization, or any Person acting in an official capacity for or on behalf of any of the foregoing) or any political party or party official or candidate for political office,  for the purpose of obtaining or retaining business, or directing business to any Person, or obtaining any other improper advantage, in each case in violation of the U.S. Foreign Corrupt Practices Act or any other applicable anti-corruption law (collectively, “Anti-Corruption Laws”), and to the knowledge of the Borrower, no investigation, action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator, involving any Obligor, with respect to Anti-Corruption Laws, is currently pending or threatened.

(c)
The Borrower shall, and shall cause the other Obligors to, (i) maintain in effect and enforce policies and procedures designed to ensure compliance by the Borrower, any Person that is an Affiliate of the Borrower, including the other Obligors, and, to the extent commercially reasonable, its agents with  Anti-Corruption Laws and applicable Sanctions and (ii) ensure at all times the truth and accuracy of the representations and warranties, and adherence to, the provisions hereof.

16.10                          USA Patriot Act

Each Lender subject to the Patriot Act (as hereinafter defined) hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107 56 (signed into law October 26, 2001)) (the “Patriot Act”), it is required to obtain, verify and record information that identifies the borrower, guarantor or grantor (the “Loan Parties”), which information includes the name and address of each Loan Party and other information that will allow such Lender to identify such Loan Party in accordance with the Patriot Act.

16.11                          Confirmation of Security

The Borrower confirms and agrees that the Liens and other obligations expressed to be created under or pursuant to each Security Document to which it is a party shall be binding upon it and its collateral (as described in each such Security Document) shall be unaffected by and shall continue in full force and effect notwithstanding the amendment and restatement of the Existing Credit Agreement as constituted hereby and the execution and delivery and effectiveness of this Agreement shall not in any manner whatsoever reduce, release, discharge, impair or otherwise prejudice or change the rights of the Finance Parties arising under, by reason of or otherwise in respect of such Liens and other obligations constituted by each such Security Document. For the avoidance of doubt, the Borrower hereby confirms that each Security Document to which it is a party secures its Secured Obligations and that each such Security Document continues in full force and effect.

16.12                          Further Assurances

The Borrower shall, and shall cause the Guarantors to, from time to time and at all times hereafter, upon every reasonable request of the Administrative Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Administrative Agent for more effectually implementing and carrying out the true intent and meaning of the Finance Documents or any agreement delivered pursuant hereto or thereto and such additional security, legal opinions, consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions and negotiable documents of title in connection with the Secured Assets, in form and substance satisfactory to the Administrative Agent, as the Administrative Agent may from time to time request, to ensure (i) that all Secured Assets are subject to a Lien in favour of the Administrative Agent and (ii) the intended first ranking priority of such Liens, subject to Permitted Liens.

16.13	Exiting Lender

The parties hereto hereby acknowledge and agree that Export Development Canada is a party to and is signing this agreement solely in its capacity as exiting Lender (for the purposes of this sentence only, as defined in the Existing Credit Agreement prior to the amendment and restatement thereof pursuant to the terms hereof) and that Export Development Canada is released and forever discharged in full from all of its liabilities and obligations as a Lender (as defined in the Existing Credit Agreement prior to the amendment and restatement thereof pursuant to the terms hereof). Each of the parties hereto acknowledges that Export Development Canada is not a Lender hereunder and each of the parties hereto agrees that notwithstanding any term or condition contained in any Credit Document but subject to the first sentence of this Section 16.13, Export Development Canada shall not be required to sign any further amendments, waivers, acceptances or consents to this agreement or other Credit Documents.

16.14                          Entire Agreement

This agreement and the agreements referred to herein and delivered pursuant hereto constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

16.15                          Acknowledgement Regarding Any Supported QFCs

To the extent that the Finance Documents provide support, through a guarantee or otherwise, for any Secured Risk Management Agreement or any other agreement or instrument that is a QFC (such support, “QFC Credit Support”, and each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Finance Documents and any Supported QFC may in fact be stated to be governed by the laws of, inter alia, the Province of Ontario). In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Finance Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Finance Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

[The remainder of this page is intentionally blank.]

IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first written above.

New Gold Inc. Brookfield Place 181 Bay Street, Suite 3510 Toronto, Ontario M5J 2T3	NEW GOLD INC.
	By:	/s/ Robert J. Chausse
Attention: Rob Chausse		Name: Robert J. Chausse
Executive Vice President and Chief Financial Officer		Title: Executive Vice President and Chief Executive Officer
Email: [Redacted]

NEW GOLD INC.
By:	/s/ Sean Keating
Name: Sean Keating
Title: General Counsel, Vice President and Corporate Secretary

[1]The Bank of Nova Scotia Corporate Banking - Loan Syndications 40 King Street West Scotia Plaza, 55th Floor	THE BANK OF NOVA SCOTIA, as Administrative Agent
Toronto, Ontario M5H 1H1	By:	/s/ Clement Yu
Name: Clement Yu
Attention: Director & Head of Agency Services		Title: Director
Telefax: [Redacted]
	By:	/s/ Ryan Moonilal
Name: Ryan Moonilal
Title: Analyst

The Bank of Nova Scotia Corporate Banking – Global Mining 40 King Street West	THE BANK OF NOVA SCOTIA, as Lender
Scotia Plaza, 62nd Floor	By:	/s/ Ian Stephenson
Toronto, Ontario M5W 2X6		Name: Ian Stephenson
Title: Managing Director
Attention: Managing Director Telefax: [Redacted]
	By:	/s/ Stephen MacNeil
Name: Stephen MacNeil
Title: Director

1  Note to Agent: Contact information to be confirmed by each Lender.

Royal Bank of Canada Royal Bank Plaza P.O. Box 50, 200 Bay Street 5th Floor, South Tower Toronto, Ontario M5J 2W7	ROYAL BANK OF CANADA, as Lender
Attention: Managing Director	By:	/s/ Stam Fountoulakis
Telefax: [Redacted]		Name: Stam Fountoulakis
Title: Authorized Signatory

JPMorgan Chase Bank, N.A., Toronto Branch 66 Wellington Street West, Suite 4500 Toronto, Ontario M5K 1E7	JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, as Lender
Attention: Jeffrey Coleman	By:	/s/ Jeffrey Coleman
Telefax: [Redacted]		Name: Jeffrey Coleman
Title: Executive Director

By:
Name:
Title:

The Toronto-Dominion Bank Toronto Dominion Bank Tower 66 Wellington Street West, 8th Floor Toronto, Ontario M5K 1A2	THE TORONTO-DOMINION BANK, as Lender

Attention: Liza Straker, Vice President	By:	/s/ Liza Straker
Telefax: [Redacted]		Name: Liza Straker
Title: Managing Director

	By:	/s/ Ryan Mrozek
Name: Ryan Mrozek
Title: Vice President

Canadian Imperial Bank of Commerce Global Mining Corporate Banking 161 Bay Street, 8th Floor Toronto, Ontario M5J 2S8	CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
Attention: Jens Paterson, Executive Director	By:	/s/ Jens Paterson
Telefax: [Redacted]		Name: Jens Paterson
Title: Executive Director

	By:	/s/ Kazim Mehdi
Name: Kazim Medhi
Title: Executive Director

Bank of Montreal 1 First Canadian Place 100 King Street West, 5th Floor Toronto, Ontario M5X 1H3	BANK OF MONTREAL, as Lender
Attention: Managing Director	By:	/s/ Chris Henstock
Telefax: [Redacted]		Name: Chris Henstock
Title: Managing Director

By:
Name:
Title:

Bank of America, N.A., Canada Branch Bow Valley Square III, Suite 2620 255 - 5th Avenue S.W. Calgary, AB T2P 3G6	BANK OF AMERICA, N.A., CANADA BRANCH, as Lender
Attention: Marc Ahlers, Vice President	By:	/s/ Marc Ahlers
Telefax: [Redacted]		Name: Marc Ahlers
Title: Director

By:
Name:
Title:

National Bank of Canada 130 King Street West, 32nd Floor Toronto, Ontario M5X 1J9	NATIONAL BANK OF CANADA, as Lender

Attention: Allan Fordyce	By:	/s/ Allan Fordyce
Telefax: [Redacted]		Name: Allan Fordyce
Title: Managing Director

	By:	/s/ David Torrey
Name: David Torrey
Title: Managing Director

Export Development Canada 150 Slater Street Ottawa, Ontario K1A 1K3	EXPORT DEVELOPMENT CANADA, as Exiting Lender

Attention: Loans Services	By:	/s/ Adam Smith
Telefax: [Redacted]		Name: Adam Smith
Email: [Redacted]		Title: Financing Manager

	By:	/s/ Matthew Visser
Name: Matthew Visser
Title: Financing Manager

SCHEDULE A
LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitment
The Bank of Nova Scotia	[Redacted]
Royal Bank of Canada	[Redacted]
Bank of America, N.A., Canada Branch	[Redacted]
The Toronto-Dominion Bank	[Redacted]
Canadian Imperial Bank of Commerce	[Redacted]
Bank of Montreal	[Redacted]
JPMorgan Chase Bank, N.A., Toronto Branch	[Redacted]
National Bank of Canada	[Redacted]

SCHEDULE B
COMPLIANCE CERTIFICATE

TO:            THE BANK OF NOVA SCOTIA

I, ____________________, the [senior financial officer] of New Gold Inc. (the “Borrower”), hereby certify for and on behalf of New Gold Inc. (and without personal liability) that:

1.
I am the duly appointed <@> of New Gold Inc., the Borrower named in the second amended and restated credit agreement dated as of October 9, 2020 as amended from time to time, (the “Credit Agreement”) between New Gold Inc., as Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders and as such I am providing this Certificate for and on behalf of New Gold Inc. pursuant to the Credit Agreement.

2.	I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article 10, Article 11 and Article 13 therein.

3.	To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

As at or for the relevant period ending _______________________, the amounts and financial ratios as contained in Sections 11.1(o) and (p) of the Credit Agreement are as follows and detailed calculations thereof are attached hereto:2

	Actual Amount or Ratio	Required Amount or Ratio
(a) Interest Coverage Ratio	_______	>3.00:1
(b) Net Leverage Ratio	_______	< 4.50:1
(c) Secured Leverage Ratio	_______	< 2.00:1

4.	[3]Attached hereto is a revised updated Schedule G of the Credit Agreement.

___________________
2In addition to the attached Calculation Worksheet, Borrower shall provide detailed calculations demonstrating its calculation of Interest Expenses, EBITDA and Net Debt for the purposes hereof.

3Only required to extent necessary pursuant to Section 10.1(n) of the Credit Agreement.

5.	Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

6.	As at the last day of the Fiscal Quarter ending <@>, <@>, the Permitted Jurisdictions are <@>, <@> and <@>.

DATED this _______ day of _____________, 20____.

(Signature)

(Name - please print)

(Title of Senior Financial Officer)

CALCULATION WORKSHEET

Interest Coverage Ratio
Description	Amount
Rolling Interest Expenses	$____________________(B)
Rolling EBITDA	$____________________(C)
Interest Coverage Ratio (Actual)	$____________________(D = C:B)
Minimum Requirement: 3.00:1

Net Leverage Ratio

Consolidated Indebtedness	$____________ (A)
Indebtedness of Excluded Subsidiaries	$____________ (B)
Adjusted Cash	$____________ (C)
Net Debt A - B - C	$____________ (D)
Rolling EBITDA	$____________ (E)
Net Leverage Ratio (Actual)	____________ (D:E)

Maximum Requirement: 4.50:1

Compliance                                        [Yes]/[No]

Secured Leverage Ratio

Total Indebtedness secured by a Lien	$____________ (A)
Rolling EBITDA	$____________ (B)
Secured Leverage Ratio (Actual):	____________ (A:B)

Maximum Requirement: 2.00:1

Compliance                                        [Yes]/[No]

SCHEDULE C
FORM OF ASSIGNMENT

Dated __________, 20___

Reference is made to the second amended and restated credit agreement dated as of October 9, 2020 (as amended, modified or supplemented to the date hereof, the “Credit Agreement”), between  New Gold Inc., as Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”).  Terms defined in the Credit Agreement are used herein as therein defined.

_________________ (the “Assignor”) and _________________ (the “Assignee”) agree as follows:

(a)
The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a ______% interest in and to all of the Assignor’s rights and obligations under the Credit Agreement as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor’s Individual Commitment as in effect on the Effective Date, the credit extended by the Assignor thereunder and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Finance Documents).

(b)
The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment is $_______________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the Credit Facility is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Finance Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Finance Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any of the Obligors or the performance or observance by the Obligors of any of their obligations under the Finance Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Administrative Agent and the Borrower of the assignment to the Assignee hereunder.

(c)
The effective date of this Assignment (the “Effective Date”) shall be the later of ___________ and the date on which a copy of a fully executed copy of this Assignment has been delivered to the Borrower and the Administrative Agent in accordance with Section 16.5(c) of the Credit Agreement.

(d)
The Assignee hereby agrees to the specific Individual Commitment of $___________ and to the address and [telefacsimile number/email address] set out after its name on the signature page hereof for the purpose of notices as provided in Section 16.1 of the Credit Agreement.

(e)
As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Finance Documents held by it immediately prior to the Assignment Date, have the rights and obligations under the Finance Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Finance Documents.

The Assignor and Assignee shall make all appropriate adjustments in payments under the Finance Documents for periods prior to the Effective Date directly between themselves.

This Assignment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[ASSIGNOR]
By:
Title:

[ASSIGNEE]
By:
Title:

Address

Attention:
Telefax/Email:

Acknowledged and agreed to as of this                                                                                                        day of                                                      , 20       .

THE BANK OF NOVA SCOTIA, as Administrative Agent
By:
Name:
Title:

Acknowledged and agreed to as of this                                                                                                                              day of                                                      , 20  .

THE BANK OF NOVA SCOTIA, as Issuing Lender
By:
Name:
Title:

ROYAL BANK OF CANADA, as Issuing Lender
By:
Name:
Title:

SCHEDULE D
FORM OF DRAWDOWN NOTICE

TO:
The Bank of Nova Scotia, as Administrative Agent

WBO - Loan Administration and Agency Services
3rd Floor, 720 King Street
Toronto, Ontario M5V 2T3
Att: Senior Manager
[Facsimile: [Redacted]][Email address: ]

With a copy to Corporate Banking - Loan Syndications
40 King Street West, 55th Floor
Toronto, Ontario  M5H 1H1
Att: Director & Head of Agency Services
[Facsimile: [Redacted]][Email address: ]

RE:
Second Amended and Restated Credit Agreement dated as of October 9, 2020 as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between New Gold Inc., as Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the Credit Facility on [date of drawdown] as follows:

Availment Option:  _____________________________________

Amount:  ___________________________________

If LIBOR Loan, Interest Period:  __________________________

If Bankers’ Acceptance, term: ___________________________

If Letter4:

(a)	Term: ___________________________

(b)	Beneficiary: ___________________________

(c)	Currency: ___________________________

4This drawdown notice shall be accompanied by a duly executed Reimbursement Instrument in the form of Schedule M if a Letter is to be issued on behalf of a subsidiary of the Borrower.

(d)	Other terms and conditions: ___________________________

(e)	[Financial Letter][Non-Financial Letter]

No Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the extension of credit requested hereby.

[You are hereby irrevocably authorized and directed to pay the proceeds of the drawdown to _______________ and this shall be your good and sufficient authority for so doing.]

All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

DATED the ______ day of _______________, 20___.

NEW GOLD INC.

By:
Name:
Title:

SCHEDULE E
FORM OF ROLLOVER NOTICE

TO:
The Bank of Nova Scotia, as Agent

WBO - Loan Administration and Agency Services
3rd Floor, 720 King Street
Toronto, Ontario M5V 2T3
Att: Senior Manager
[Facsimile: [Redacted]][Email address: ]

With a copy to Corporate Banking - Loan Syndications
40 King Street West, 55th Floor
Toronto, Ontario  M5H 1H1
Att: Director & Head of Agency Services
[Facsimile: [Redacted]][Email address: ]

RE:
Second Amended and Restated Credit Agreement dated as of October 9, 2020 as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between New Gold Inc., as Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a rollover of outstanding credit under the Credit Facility on [date of rollover] as follows:

Bankers’ Acceptances

Maturity Date of Maturing Bankers’ Acceptances	______________________
Aggregate Face Amount of Maturing Bankers’ Acceptances	CDN$_____________________
Portion Thereof to be Replaced	CDN$_____________________
Term of New Bankers’ Acceptances	______________________

LIBOR Loans

Type of Maturing LIBOR Loan	_____________________
Maturity Date of Maturing LIBOR Loan	______________________
Principal Amount of Maturing LIBOR Loan	$_____________________
Portion Thereof to be Replaced	_____________________
Interest Period of New LIBOR Loan	_______ months

No Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the extension of credit requested hereby.

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the _________ day of ________________, 20____.

NEW GOLD INC.
By:
Name:
Title:

SCHEDULE F
FORM OF CONVERSION NOTICE

TO:
The Bank of Nova Scotia, as Agent

WBO - Loan Administration and Agency Services
3rd Floor, 720 King Street
Toronto, Ontario M5V 2T3
Att: Senior Manager
[Facsimile: [Redacted]][Email address: ]

With a copy to Corporate Banking - Loan Syndications
40 King Street West, 55th Floor
Toronto, Ontario  M5H 1H1
Att: Director & Head of Agency Services
[Facsimile: [Redacted]][Email address: ]

RE:
Second Amended and Restated Credit Agreement dated as of October 9, 2020 as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between New Gold Inc., as Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a conversion of outstanding credit under the Credit Facility on [date of conversion] as follows:

[Choose as appropriate]

Converting From Bankers’ Acceptances	Converting Into Bankers’ Acceptance

Maturity of Bankers’ Acceptances to be converted ______________________	Aggregate Face Amount CDN$______________ of new Bankers’ Acceptances
Aggregate Face Amount CDN$_____________ of said Bankers’ Acceptances	Term of New __________ days Bankers’ Acceptances
Portion Thereof CDN$_____________ to be converted

Prime Rate Loans	Prime Rate Loans
Principal Amount CDN$_____________ of Prime Rate Loan to be converted	Principal CDN$_____________ Amount of New Prime Rate Loan
Portion Thereof CDN$_____________ to be converted
Converting From	Converting Into

LIBOR Loans Type of Maturing LIBOR Loan __________ Maturity Date of ______ Maturing LIBOR Loan Principal Amount of _____________ Maturing LIBOR Loan Portion Thereof to _____________ be converted	LIBOR Loans Type of New LIBOR Loan ______________ Principal _____________ Amount of New LIBOR Loan $_____________ Interest _____ months Period of New LIBOR Loan

Base Rate Canada Loans	Base Rate Canada Loan
Principal Amount $_____________ of Base Rate Canada Loan to be converted	Principal $_____________ Amount of new Base Rate Canada Loan
Portion Thereof $_____________ to be converted

No Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the extension of credit requested hereby.

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the ________ day of _____________, 20____.

NEW GOLD INC.
By:
Name:
Title:

SCHEDULE G
CORPORATE CHART

[REDACTED]

SCHEDULE H
LIENS OF MATERIAL PROPERTIES

[REDACTED]

SCHEDULE I
APPLICABLE RATES

Level	Net Leverage Ratio	Financial Letter fee rate, Acceptance fee rate and LIBOR Loan interest rate margin per annum	Prime Rate and Base Rate Canada Loan interest rate margin per annum	Non- Financial Letter fee rate per annum	Standby Fee rate per annum
I	< 1.0:1	2.75%	1.75%	1.65%	0.6188%
II	≥ 1.0:1 to < 2.0:1	3.00%	2.00%	1.80%	0.6750%
III	≥ 2.0:1 to < 2.5:1	3.25%	2.25%	1.95%	0.7313%
IV	≥ 2.5:1 to < 3.5:1	3.75%	2.75%	2.25%	0. 8438%
V	≥ 3.5:1	4.25%	3.25%	2.55%	0.95625%

SCHEDULE J
[INTENTIONALLY DELETED]

SCHEDULE K
SECURITY DOCUMENTS

1.	Downstream Guarantee between the Borrower and the Administrative Agent (Ontario law) set forth in Article 15 of the Credit Agreement;

2.	Guarantee made as of August 14, 2014 between Cerro San Pedro Opco and the Administrative Agent (Ontario and Mexican law);

3.	Omnibus Guarantee made as of August 14, 2014 between New Gold CSP Ltd. and the Administrative Agent (Ontario law);

4.	Debenture dated as of August 14, 2014 between the Borrower and the Administrative Agent in respect of the New Afton Property, the New Afton Property Assets and the New Afton Account (BC law); and

5.
Postponement and Subordination Undertaking dated as of August 14, 2014 between each of Metallica Management Inc., Servicios del Plata y Oro, S.A. de C.V., Datawave Sciences Inc., Calumet Mining Company and MMM Exploraciones SA de C.V. in favour of the Administrative Agent (Ontario law).

6.	Debenture dated as of October 26, 2018 between the Borrower and the Administrative Agent in respect of the Rainy River Property and the Rainy River Property Assets and the Rainy River Account.

SCHEDULE L
QUALIFIED AFFILIATE INSTRUMENT OF ADHESION

TO:	THE BANK OF NOVA SCOTIA, as Administrative Agent
AND TO:	THE OTHER PARTIES TO THE CREDIT AGREEMENT REFERRED TO BELOW

Reference is made to the second amended and restated credit agreement dated as of October 9, 2020 (as amended, modified or supplemented to the date hereof, the “Credit Agreement”), between New Gold Inc., as Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”).  Terms defined in the Credit Agreement are used herein as therein defined.

WHEREAS the Credit Agreement provides that an Affiliate of a Lender may become a Qualified Affiliate under the Credit Agreement if it executes this instrument and delivers it to the Administrative Agent;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the undersigned, the undersigned hereby represents, warrants and covenants as follows:

1.
By executing this instrument, the undersigned hereby covenants and agrees to be bound by the terms and conditions of the Credit Agreement as a Qualified Affiliate, including all amendments, supplements and additions thereto, deletions therefrom and restatements thereof, solely as relates to the terms and conditions set forth in Article 14 of the Credit Agreement.

2.	The undersigned hereby acknowledges that it has been provided with a copy of the Credit Agreement.

DATED this ______ day of ____________, ______.

[INSERT NAME OF QUALIFIED AFFILIATE]

By:
Name:
Title:

SCHEDULE M
REIMBURSEMENT INSTRUMENT

TO:
The Bank of Nova Scotia, as Administrative Agent

WBO - Loan Administration and Agency Services
3rd Floor, 720 King Street
Toronto, Ontario M5V 2T3
Att: Senior Manager
[Facsimile: [Redacted]][Email address ]

WITH A COPY TO:	Corporate Banking - Loan Syndications 40 King Street West, 55th Floor Toronto, Ontario M5H 1H1 Att: Director & Head of Agency Services [Facsimile: [Redacted]][Email address ]
RE:
Second Amended and Restated Credit Agreement dated as of October 9, 2020 as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between New Gold Inc., as Borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

For good and valuable consideration, the undersigned hereby agrees to immediately reimburse each Issuing Lender (as defined in the Credit Agreement) the amount of each and any demand or other request for payment presented to and paid by the relevant  Issuing Lender in accordance with each Letter (as defined in the Credit Agreement) issued by such Issuing Lender on behalf of the undersigned (even if, under laws applicable to the rights of the beneficiary of such Letter, a demand or other request for payment is validly presented after expiry of such Letter).

DATED as of the _______ day of ________________, ______.

[NAME OF SUBSIDIARY]
By:
Name:
Title:

By:
Name:
Title:

SCHEDULE N
EXISTING LETTERS OF CREDIT

[REDACTED]